UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Annual Corporate Governance Report 2023 Report approval date 6 February 2024 This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	2

ANNUAL CORPORATE GOVERNANCE REPORT
COMPANY NAME: Banco Bilbao Vizcaya Argentaria, S.A.
REGISTERED OFFICE: Plaza de San Nicolás, número 4, 48005, Bilbao (Bizkaia)
TAX IDENTIFICATION NUMBER (NIF): A-48265169

Contents

1. Executive summary	5

2. Introduction	10

3. Ownership structure	11
3.1. Share Capital	11
3.2. Significant stakes	12
3.2.1. Relationships among significant shareholders	12
3.3. Shareholdings held by Board members in the share capital	13
3.4. Shareholders’ agreements	13
3.5. Treasury shares and buy back programmes	14
3.5.1. Significant changes	14
3.6 Resolutions to increase the share capital	16

4. General Meeting	18
4.1. Quorums and majorities	19
4.1.1. Amendment of the Bylaws	19
4.2. General Meeting attendance data	20
4.3. 2023 General Meeting	20
4.3.1. Resolutions adopted	21

5. Board of Directors	22
5.1. Composition of the Board of Directors	23
5.1.1. Profiles of Board members	24
5.1.2. Time commitment and dedication	31
5.1.3. Number of female Directors of the Board	35
5.1.4. Number of female Directors sitting on Board Committees	35
5.1.5. Diversity of knowledge, experience and skills on the Board	36
5.1.6. Training for the Board of Directors	38
5.2. Selection, appointment, re-election and removal of Directors	39
5.2.1. Board selection, suitability and diversity policy of the Board of Directors	39
5.2.2. Procedures for the selection, appointment, re-election and removal of Board Members	43
5.3. Structure of the Board of Directors	45
5.4. Functioning of the Board	48
5.4.1. Decision-making model	48
5.4.2. Supervision and control model	49
5.4.3. Information model	50

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	3

Contents

6. Board Committees	51
6.1. Composition of the Committees	52
6.2. Rules of organisation and functioning of the Committees	53
6.3. Executive Committee	54
6.3.1. Composition of the Executive Committee	54
6.3.2. Functions of the Executive Committee	55
6.3.3. Activities of the Executive Committee during the financial year	56
6.4. Audit Committee	58
6.4.1. Composition of the Audit Committee	58
6.4.2. Functions of the Audit Committee	59
6.4.3. Activities of the Audit Committee during the financial year	61
6.4.4. Supervision of financial reporting	64
6.5. Risk and Compliance Committee	65
6.5.1. Composition of the Risk and Compliance Committee	65
6.5.2. Funciones de la Comisión de Riesgos y Cumplimiento	65
6.5.3. Activities of the Risk and Compliance Committee during the financial year	67
6.6. Remuneration Committee	71
6.6.1. Composition of the Remuneration Committee	71
6.6.2. Functions of the Remuneration Committee	71
6.6.3. Activities of the Remuneration Committee during the financial year	73
6.7. Appointments and Corporate Governance Committee	76
6.7.1. Composition of the Appointments and Corporate Governance Committee	76
6.7.2. Functions of the Appointments and Corporate Governance Committee	77
6.7.3. Activities of the Appointments and Corporate Governance Committee during the financial year	78
6.8. Technology and Cybersecurity Committee	79
6.8.1. Composition of the Technology and Cybersecurity Committee	79
6.8.2. Functions of the Technology and Cybersecurity Committee	79
6.8.3. Activities of the Technology and Cybersecurity Committee during the financial year	81

7. Annual assessment of the Board and its Committees	82

8. Directors’ Remuneration	84

9. Culture and values	86

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	4

Contents

10. Senior Management	88
10.1. Senior Management Selection Policy	90
10.2. Senior Management Remuneration	91
10.3. Indemnities, guarantee clauses or golden parachute clauses	92

11. Auditors	93
11.1. Auditor independence	93
11.2. Audit report	94

12. Related-party and intra-group transactions	95
12.1. Procedure for the approval of related-party transactions	95
12.2. Intragroup transactions	96
12.3. Conflicts of interests	97

13. Risk management and control systems	99
13.1. Risk governance at BBVA	99
13.2. General Risk Management and Control Model	102
13.3. Risk Appetite Framework	103
13.4. Internal Control Model	104
13.5. Other issues related to risk management and control	106

14. Internal control and risk management systems for the financial reporting process (SCIIF)	108
14.1. Preparation and monitoring of financial information	108
14.2. Financial reporting risk assessment	110
14.3. Financial reporting control activities	113
14.4. Information and communication of financial information	115
14.5. Supervision of the system’s functioning	116
14.5.1. Discussion procedure for internal control weaknesses	117
14.6. Additional control mechanisms	118

15. Extent of compliance with corporate governance recommendations	121

ANNEX 1
Reconciliation with CNMV template as set out in Circular 5/2013	133

ANNEX 2
CNMV Statistical appendix	141

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	5

1.  Executive summary

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, the “Company” or the “Bank”) is the parent company of an international financial group, composed of legally autonomous companies primarily engaged in banking activity and other activities directly or indirectly related hereto, (the “BBVA Group” or the “Group”).

BBVA’s Corporate Governance System has been defined by the Board of Directors and is oriented towards guiding the Group to the achievement of its Purpose.

This System is based on a set of principles, aligned with the Group’s corporate culture and values, which seek to promote the long-term interests of BBVA and its various stakeholders.

As an essential part of the BBVA’s Corporate Governance System, the corporate bodies play a key role as they are responsible for making the Group’s most important decisions, while also overseeing and controlling the management and the business.

Among BBVA’s corporate bodies firstly include the General Shareholders’ Meeting, as the supreme body for deliberating and deciding on the most important matters to which all the Bank’s shareholders are called to exercise the powers assigned to it in the Bylaws, in its Regulations and in the applicable legislation.

BBVA has a varied and diverse shareholder base, both in terms of geographical origin and type of shareholder. 91,39%1 of the Company’s share capital is admitted to unrestricted trading on the stock markets (free float), and there is no controlling shareholder.

(1) Calculated according to the criteria established by the CNMV for the ACGR.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	6

1. Executive summary

In order to guarantee the principle of equal treatment, all BBVA shares confer the same political and economic rights on their holders (following the one share, one vote principle), while the majorities required for the adoption of corporate resolutions by the General Meeting of Shareholders are as stipulated in the Company’s Bylaws and, in the absence of specific provisions, those stipulated in the regulations applicable to the Company.

The Board of Directors is a key element of the Corporate Governance System and combines supervisory and control functions over the management of the Bank and its Group along with management functions, making some of the most important decisions for the Group, delegating the ordinary running of the business and the pursuit of the strategy to the executive team.

The Board is composed of a total of 15 Directors at year-end 2023, of whom 2 are executive Directors and, of the remaining 13 non-executive Directors, 10 are independent and the remaining 3 are external Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	7

1. Executive summary

The Board of Directors has a clear assignment of functions between the various bodies and persons and is subject to robust checks & balances to ensure its proper functioning, avoiding the concentration of power in a single person or body.

The BBVA’s Corporate Governance System is under constant review and improvement, thus ensuring its progressive evolution and alignment with the interests of the Group and its various stakeholders. Aside from having a strong level of independence the Board also has a Lead Independent Director, who performs the duties established in Article 21 of the Board Regulations, including interaction with the other Directors and acting as engagement contact for investors and supervisors.

The members of the Board of Directors have the knowledge, experience and skills needed to perform their duties, resulting in an appropriate composition of the Board as a whole. In order to ensure that the composition is appropriate at all times, the Board analyses its composition, to ensure the necessary diversity and the alignment of the Board with the strategic needs and priorities of the Group. This is further enhanced by the continuous training programmes that all

Board members must undergo, in which they receive training from experts in various strategic matters for the Group. On the other hand, members of the Board of Directors of BBVA have high levels of commitment and dedication which allows the Board to carry out its functions of monitoring the activity carried out by the management team and decision making.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	8

1. Executive summary

COMPOSITION
Director	Role in the Board	Year of first appointment	Executive Committee	Audit Committee	Appointments & Corporate Governance Committee	Remuneration Committee	Risk & Compliance Committee	Technology & Cybersecurity Committee
Carlos Torres Vila	Chair	2015	C					C
Onur Genç	Chief Executive Officer	2018	M
Raúl Galamba de Oliveira	Lead Independent Director	2020			M		C	M
José Miguel Andrés Torrecillas*	Independent Deputy Chair	2015	M	C	C
Jaime Félix Caruana Lacorte*	Independent Director	2018	M	M			M
Sonia Dulá	Independent Director	2023		M			M
Belén Garijo López*	Independent Director	2012	M		M	C
Connie Hedegaard Koksbang	Independent Director	2022		M
Lourdes Máiz Carro	Independent Director	2014		M		M
José Maldonado Ramos*	External Director	2000	M		M
Ana Peralta Moreno*	Independent Director	2018		M		M
Juan Pi Llorens*	External Director	2011			M		M	M
Ana Revenga Shanklin	Independent Director	2020				M	M	M
Carlos Salazar Lomelín	External Director	2020				M
Jan Verplancke*	Independent Director	2018				M		M
* Expiration of 3-year term on 2024’s AGM

In order to better perform its duties, the Board of Directors has set up a total of 6 Committees, the majority of which are composed of independent Directors with specific expertise in their respective fields, and which also have a cross-committee structure to ensure efficient interaction.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	9

1. Executive summary

The Committees play a key role in BBVA’s Corporate Governance System insofar as they support the Board in decision-making and in the supervision and control of the Group’s management and the decisions taken in execution thereof, based on a distribution of functions among the various Committees and a composition based on the appointment of members with specific knowledge and experience within their respective fields.

The balance of power in the Board is reflected in the existence of an executive Chair and a Chief Executive Officer, with separate positions and a differentiated allocation of roles and responsibilities, which is complemented by the role of the Lead Independent Director.

Within this structure, the Chair is responsible for driving the Group’s strategy and transformation process, as well as the Bank’s institutional representation and the leadership of the Board of Directors, while the CEO, who also reports directly to the Board of Directors on which he holds a seat, is responsible for steering the Group’s business and managing its day-to-day operations.

In the performance of their duties, BBVA‘s executive Directors are assisted by the other members of the Group’s Senior Management, whom they direct and coordinate in the development of their activity and in their validation and reporting to the corporate bodies.

RECOMMENDATIONS OF THE CODE OF GOOD GOVERNANCE

For the purposes of determining the degree of compliance with the recommendations of the Good Governance Code of listed companies approved by the CNMV (“CBG”), BBVA complies with a total of 56 recommendations and partially complies with 3 additional recommendations, which means that 5 recommendations are not applicable to the Company. Explanations are provided in this report for those recommendations with which the Company does not apply or only complies partially.

Recommendations that are partially complied are:

Recommendation 5 (Delegation to issue shares or convertible securities for more than 20% of the share capital with exclusion of pre-emptive subscription rights): The total amount of the issuances delegated by the BBVA Shareholders’ General Meeting are covered by the provisions of the Fifteenth Additional Provision of the Corporate Enterprises Act (“CEA”) , which establishes that the 20% limit provided for in article 511 does not apply to this type of issue.

Recommendation 42 (Additional powers to the legal powers of the Audit Committee regarding compliance and risk management): Given that BBVA is a credit institution, it has a Risk and Compliance Committee with competencies in risk and compliance matters, notwithstanding the fact that the management of certain risks is assigned to other Board Committees, such as the Executive Committee.

Recommendation 52 (Rules regarding the composition and functioning of supervision and control committees): The Technology and Cybersecurity Committee is composed of 4 non-executive members and chaired by an executive Director. However, it is not considered a supervisory and control committee, as it is a Committee of a technical nature and supports the Board which has been assigned additional and complementary functions to the supervision of all financial and non-financial risks of the BBVA Group carried out by the Risk and Compliance Committee.

Recommendations not applicable:

Recommendation 2 (Enhanced transparency measures for listed companies controlled by another entity): Not applicable as far as BBVA has no controlling shareholder.

Recommendation 10 (Transparency and information obligations in the event of shareholders supplementing the General Shareholders’ Meeting): Not applicable since no legitimate shareholder has requested supplements to the call in recent years.

Recommendation 11 (General policy on attendance premiums): Not applicable as BBVA does not pay attendance bonuses to the General Shareholders’ Meeting.

Recommendations 19 and 20 (Information in the ACGR on Proprietary Directors and resignation of Proprietary Directors in the event of transfer of the shareholding of the shareholder they represent): Not applicable because BBVA does not have Proprietary Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	10

2.  Introduction

This report has been prepared in accordance with the provisions of Article 540 of the consolidated text of the Spanish Corporate Enterprises Act, approved by Royal Legislative Decree 1/2010, of July 2, and with the provisions of Circular 5/20132 of the Spanish National Securities Market Commission (“CNMV”) in free format and respecting the minimum content required by the said Circular.

The Board of Directors of BBVA, at its meeting held on February 6, 2024, prior analysis by the Appointments and Corporate Governance Committee, has approved this Annual Corporate Governance Report Directors (the “Report”), the purpose of which is to disclose complete, clear and comprehensible information on the corporate governance practices of BBVA.

This Report, together with the CNMV Statistical appendix set out in Annex 2, has been published as “other relevant information” simultaneously with the annual report on the remuneration of directors. This Report is also included by reference, in a separate section, in the management report accompanying the annual financial statements of BBVA and the consolidated annual financial statements of the BBVA Group for the 2023 financial year.

Appendix “Alignment with the Template set out in Circular 5/2013”, specifies the location in this Report of the information set out in each section of the standard electronic template published by the CNMV.

(2) CNMV Circular 5/2013 of 12 June 2013, which establishes the models for the annual corporate governance report of listed public limited companies, savings banks and other entities that issue securities admitted to trading on official securities markets (the “CNMV Circular 5/2013”)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	11

3.  Ownership structure

3.1.  Share Capital

At year-end, BBVA‘s share capital amounted to EUR 2,860,590,786.20€, represented by 5,837,940,380 shares (5,837,940,380 voting rights), all of the same class and series, and all fully subscribed for and paid up. There are no shares that do not represent capital.

BBVA’s shares are admitted to trade on the stock exchanges in Madrid, Barcelona, Bilbao and Valencia, through the Spanish Stock Exchange Interconnection System (Continuous Market), as well as on the stock exchanges in London and Mexico. BBVA’s American Depositary Shares (ADS) are traded on the New York stock exchange.

1	All shares have the same political and economic rights	SHARE CAPITAL (€) 2,860,590,786.20

2	There are no loyalty shares	NO. OF SHARES 5,837,940,380
3	The Company is not aware of the existence of any shareholders’ agreements or concerted actions among its shareholders	NO. OF VOTING RIGHTS 5,837,940,380

4	No neutralisation measures against takeover bids	LAST MODIFIED 19/12/2023

BBVA shareholders are not subject to statutory restrictions on the acquisition or transfer of shares, without prejudice to those established by law3.

BBVA has a geographically and structurally diversified shareholder base, in which international institutional stake represents more than 50% of the share capital.

At year-end, BBVA’s estimated free float was 91,39%. In accordance with the instructions for completing the Annual Corporate Governance Report, this figure has been obtained by deducting from the share capital the capital attributed to shares held by: direct and indirect holders of significant shareholdings (section 3.2), members of the Board of Directors (section 5.1) and BBVA treasury stock (section 3.5), all at December 31, 2023.

There is no single natural person or legal entity that exercises or may exercise control over the Company, in accordance with Article 5 of the Securities Market Act.

(3) Act 10/2014, of 26 June, on the regulation, supervision and solvency of credit institutions (“LOSS”) establishes that the direct or indirect acquisition of a significant holding (as defined in Article 16 of that Act) in a credit institution is subject to assessment by the Bank of Spain as set out in Articles 16 et seq. of the Act. Additionally, Article 25 of Royal Decree 84/2015, implementing LOSS (Royal Decree 84/2015), establishes that the Bank of Spain shall evaluate proposals for acquisitions of significant holdings and submit a proposal to the European Central Bank regarding whether the latter should oppose this acquisition or not. This same article establishes the criteria that should be considered during the evaluation and the applicable timelines.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	12

3. Ownership structure

3.2.  Significant stakes

At 31 December 2023, the direct and indirect holders of significant stakes in BBVA, including Directors, are as follows:

Name or corporate name of the shareholder	% of voting rights attached to shares		% of voting rights through financial instruments		total % of voting rights
	Direct	Indirect	Direct	Indirect

Blackrock, Inc.	0.00%	5.48%	0.44%	0.00%	5.92%

Capital Research and Management Company	0.00%	3.007%	0.003%	0.00%	3.01%

Most significant changes:

On April 18, 2019, the company Blackrock, Inc. notified the CNMV that it now holds an indirect interest in the share capital of BBVA totaling 5.917%, of which 5.480% are voting rights attributed to shares and 0.437% are voting rights through financial instruments.

On November 8, 2023, CAPITAL RESEARCH AND MANAGEMENT COMPANY notified the CNMV that it now holds an indirect interest of 3.01% in the share capital of BBVA, of which 3.007% are voting rights attributed to shares and 0.003% are voting rights through financial instruments.

As of December 31, 2023, State Street Bank and Trust Co., The Bank of New York Mellon S.A.N.V. and Chase Nominees Ltd., in their capacity as international custodian/depositary banks, held 15.73%, 1.81% and 9,20% of BBVA’s share capital, respectively. Of the positions held by the custodians, there are no known individual shareholders with direct or indirect holdings equal to or greater than 3% of BBVA’s share capital.

3.2.1.	Relationships among significant shareholders

The Company is not aware of any family, commercial, contractual or corporate relationships between significant shareholders and the Company and/or its Group.

Nor is it aware of any relevant relationships for either party, between the significant shareholders and the Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	13

3. Ownership structure

3.3.	Shareholdings held by Board members in the share capital

At 31 December 2023, the total percentage of voting rights attaching to shares in the Company or through financial instruments held by directors amounted to 0.05%.

The following table breaks down Directors’ stakes:

Name of Director	% voting rights
	Attributed to shares		Through financial instruments		Total	That may be transferred through financial instruments
	Direct	Indirect	Direct	Indirect		Direct	Indirect

Carlos Torres Vila	0.03	0.00	0.00	0.00	0.03	0.00	0.00

Onur Genç	0.02	0.00	0.00	0.00	0.02	0.00	0.00

Carlos Salazar Lomelín	0.01	0.03	0.00	0.00	0.04	0.00	0.00

Other Directors (12 members)	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Total % of voting rights held by members of the Board of Directors							0.09

Name of Director	Name or corporate name of the direct shareholder	% voting rights attributed to shares	% of voting rights through financial instruments	total % of voting rights

Carlos Salazar Lomelín	Danford Investments L.P	0.025	0.00	0.025

Carlos Salazar Lomelín	Servicios Maravilla del Norte, S.A. de C.V.	0.005	0.00	0.005

% of total voting rights held by the Board of Directors				0.03

BBVA has a fixed compensation system with deferred delivery of shares for its non-executive Directors approved by the General Shareholders’ Meeting, which consists of the annual allocation to each non-executive Director of a number of theoretical shares equivalent to 20% of the total annual fixed allowance in cash received in the previous year by each of them. The delivery of a number of BBVA shares equivalent to the theoretical shares accumulated by each non-executive Director will only take place after termination of office, provided that this does not occur due to a serious breach of duties.

Details of both the annual allocation and the accumulated theoretical shares can be found in Notes 54 and 49 on “Remuneration and other benefits to the Board of Directors and members of the Bank’s Senior Management” of the Annual Report of the Consolidated and Individual Financial Statements of BBVA for 2023 financial year, respectively, as well as in the Annual Report on BBVA Directors’ Remuneration.

With respect to executive Directors, their compensation system includes, among other elements, an Annual Variable Remuneration (“AVR”) the rules on accrual, award, vesting and payment of which include a portion in shares and/or share-linked instruments, as well as deferral periods. Details of the shares and/or share-linked instruments corresponding to each executive Director, as part of such remuneration, are included in Notes 54 and 49 on “Remuneration and other benefits to the Board of Directors and members of the Bank’s Senior Management” of the Annual Report of the Consolidated and Individual Financial Statements of BBVA for the financial year 2023, respectively, and in the Annual Report on BBVA Directors’ Remuneration.

3.4.	Shareholders’ agreements

As of 31 December 2023, the Company had not been notified of any shareholders’ agreements affecting it pursuant to articles 530 and 531 of the Corporate Enterprises Act, nor of any concerted actions among its shareholders.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	14

3. Ownership structure

3.5. Treasury shares and buy back programmes

The number of treasury shares at 31 December 2023 is as follows:

–	4,386,625	0.08%

NUMBER OF DIRECT	NUMBER OF INDIRECT	TOTAL OF SHARE
SHARES	SHARES *	CAPITAL

(*) Through:

Company name of direct shareholder	Number of direct shares

Corporación General Financiera, S.A.	4,354,004

BBVA Seguros, S.A. de Seguros y Reaseguros	32,621

Total:	4,386,625

3.5.1. Significant changes

In 2023, a total of 6 disclosures were filed with the CNMV regarding treasury shares: 4 disclosures concerning purchases exceeding the 1% threshold and 2 disclosures relating to a change in the number of voting rights. The disclosures were as follows:

Date of disclosure	Number of direct shares	Number of indirect shares	total % of share capital	Reason for disclosure

22/03/2023	6,236,477	7,887,707	0.234%	Acquisitions have exceeded the 1% threshold

18/04/2023	51,014,260	1,129,444	0.865%	Acquisitions have exceeded the 1% threshold

07/06/2023	183,439	2,902,064	0.052%	Change in the number of voting rights

17/10/2023	23,841,993	6,855,074	0.515%	Acquisitions have exceeded the 1% threshold

13/11/2023	82,208,640	3,235,528	1.432%	Acquisitions have exceeded the 1% threshold

21/12/2023	483,836	4,086,625	0.078%	Change in the number of voting rights

As regards gains or losses arising from trading in the reporting entity’s own shares, Rule 21 of Circular 4/2017 and IAS 32, Paragraph 33, expressly prohibit the recognition in the income statement of gains or losses made on transactions involving own capital instruments, including their issuance and redemption. Any such gain or loss must instead be recognised directly in equity. The table of significant variations shows the filing dates of disclosures to the CNMV, the Spanish National Securities Market Commission, using Model IV, on disclosures involving treasury shares or own capital instruments, stating the reason for such disclosure.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	15

3. Ownership structure

The BBVA General Meeting held on 18 March 2022, under item 6º of the Agenda, passed a resolution to grant BBVA the authority, whether directly or through any of its subsidiaries, and for a period of no more than 5 years, to derivatively acquire BBVA shares as well as their subsequent disposal, by any means permitted by Law, noting, in particular, that (i) the nominal value of the shares acquired by means of this authorisation, in when added to those already owned by BBVA and its subsidiaries, may exceed 10% of BBVA’s subscribed share capital, or, where appropriate, any lower limit established by applicable legislation; (ii) the acquisition price per share may not be lower than the nominal value of the share, and must be under 10% higher than the share price or any other price associated with the shares at the time that they are acquired. It also authorised that the shares acquired through this authorisation be partially or totally set aside for employees or directors of BBVA or its subsidiaries, either directly or as a result of them exercising any option rights.

This delegated power was used in the following share buyback programmes:

1.

On 17 March 2023, after receiving the requisite clearance from the European Central Bank (“ECB”), BBVA announced the execution of a programme to buy back its own shares, in accordance with Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and Commission Delegated Regulation (EU) No 2016/1052 of 8 March 2016 supplementing the former regulation as regards regulatory technical standards for the conditions applicable to buy back programmes and stabilisation measures (the “Regulations”), for a maximum amount of up to EUR 422 million, for the purpose of reducing the share capital of BBVA. This first programme began on 20 March 2023 and ended on 20 April 2023 upon reaching the maximum monetary amount of EUR 422 million and having acquired 64,643,559 treasury shares, representing approximately 1.07% of BBVA’s share capital at that date.

2.

On 2 October 2023, once it had received the requisite clearance from the ECB, BBVA announced the execution of a programme to buy back its own shares, in accordance with the Regulations, for a maximum amount of up to EUR 1,000 million, for the purpose of reducing BBVA’s share capital. This second programme began on 2 October 2023 and ended on 29 November 2023 upon reaching the maximum monetary amount of EUR 1,000 million and having acquired 127,532,625 treasury shares, representing approximately 2.14% of BBVA’s share capital as of that date.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	16

3. Ownership structure

3.6 Resolutions to increase the share capital

The BBVA General Meeting held on 18 March 2022, under item 4º of the Agenda, passed a resolution to delegate to the Board the power to increase share capital for the statutory period of 5 years up to a maximum amount corresponding to 50% of BBVA’s share capital on the date of the authorisation. This may be done on one or several occasions by issuing new shares of any kind allowed by Law, with or without a premium, where the countervalue consists of cash consideration. The authorisation includes setting out the terms and conditions of the capital increase in any respect not provided for in the resolution, and the Board is authorised to wholly or partly exclude pre-emptive subscription rights in relation to any share capital increase carried out by virtue of the resolution, in compliance with applicable legal requirements. This power was limited insofar as the nominal amount of capital increases agreed or executed with exclusion of pre-emptive subscription rights or to cover the conversion of convertible issues also excluding pre-emptive subscription rights in use of the power given under the 5º item of the Agenda of the same General Meeting (without prejudice to the anti-dilution adjustments), described below, do not exceed the maximum nominal amount, in aggregate, of 10% of BBVA’s share capital at the time the power was given. To date, BBVA has not adopted any resolution using this delegated power.

The BBVA General Meeting held on 20 April 2021, under item 5º of the Agenda, passed a resolution to delegate to the Board the power to issue securities that will eventually be convertible into newly issued BBVA shares, for a period of 5 years, to meet regulatory requirements for their eligibility as capital instruments, in accordance with the solvency regulations and the applicable provisions and after obtaining the necessary authorisations, for a maximum overall amount of EUR 8,000,000,000, or its equivalent in another currency, with the ability to determine: (i) the terms, characteristics and conditions of issuances; (ii) the form, timing, assumptions, bases and methods of conversion; and (iii) the conversion rate. Moreover, the shareholders delegated to the Board the power to (i) increase BBVA’s capital by the amount necessary to meet the conversion commitments; and (ii) totally or partially exclude pre-emptive subscription rights of shareholders within the framework of a specific issuance, in compliance with applicable legal requirements and limitations.

Using this delegation of authority, BBVA has made two issues in 2023 of potentially convertible perpetual securities (additional Tier 1 capital instruments), excluding preemptive subscription rights, for amounts of 1 billion euros and 1 billion dollars.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	17

3. Ownership structure

On 18 March 2022, the BBVA General Meeting, under item 5º of the Agenda, resolved to delegate to the Board the power to issue securities convertible into newly issued BBVA shares (other than securities the conversion of which is contingent and intended to meet regulatory requirements for eligibility as capital instruments (CoCos), as referred to in the resolutions adopted at the Annual General Meeting of 20 April 2021, under item 5º of the Agenda), for a period of 5 years, in accordance with applicable provisions and after obtaining the necessary authorisations, for a maximum aggregate amount of EUR 6 billion, or its equivalent in any other currency, with a discretion to determine: (i) the terms, characteristics and conditions of issuances; (ii) the form, timing, assumptions, bases and methods of conversion; and (iii) the conversion rate. Moreover, the shareholders delegated to the Board the power to (i) increase BBVA’s capital by the amount necessary to meet conversion commitments; and (ii) exclude, in whole or in part, the pre-emptive subscription rights of the shareholders in the context of a specific issue, in compliance with the applicable legal requirements and limitations. This power is limited in the sense that the nominal amount of the capital increases agreed or executed to satisfy conversion of the issues carried out with exclusion of the pre-emptive subscription right by virtue of this power (without prejudice to anti-dilution adjustments) and any agreed or executed in use of the power under the 4º item on the Agenda of the same General Meeting, as described above, with exclusion of the pre-emptive subscription right, do not exceed a maximum nominal amount, in aggregate, of 10% of BBVA’s share capital. To date, BBVA has not adopted any resolution using this delegated power.

The BBVA General Meeting held on 17 March 2023, under item 3º of the Agenda, passed a resolution to be in effect until the next Annual General Meeting to reduce, once or several times, the share capital of BBVA up to a maximum of 10% of its capital at the time of the resolution, after obtaining the relevant regulatory authorisations, through the redemption of BBVA shares acquired through any mechanism with the aim of redeeming such shares and in accordance with the provisions of the applicable legislation and regulations. Execution of the resolution was delegated to the Board; it was further resolved to empower the Board to set out the terms and conditions of the reduction in anything not foreseen in the resolution.

Likewise, from 1 January 2023 until the aforementioned General Meeting of 17 March 2023, a similar resolution adopted at the General Meeting of 18 March 2022, under item 7º on the Agenda, was in force. It was never executed in 2023 and became ineffective after the approval of the resolution described in the preceding paragraph.

During the 2023 financial year, BBVA partially executed the capital reduction resolution adopted at the General Meeting of 17 March 2023 on two occasions, on 2 June and 19 December 2023, by reducing BBVA’s share capital by a nominal amount of EUR 31,675,343.91 and EUR 62,490,986.25, respectively, with a subsequent redemption against unrestricted reserves of 64,643,559 and 127,532,625 treasury shares, respectively, with a par value of EUR 0.49 each, purchased derivatively under the buy back programme described above and until then held as treasury shares.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	18

4. General Meeting

The General Shareholders’ Meeting is BBVA’s most highest governing body, through which shareholders make decisions regarding key matters affecting the Company. The basic rules for its organisation and functioning, in accordance with the Law and the Bylaws, are set out in the Regulations of the General Meeting which are available on the corporate website. No amendments were made to the Regulations of the General Meeting in 2023.

Right to attend and vote at General Meetings:

Article 23 of the BBVA’s Bylaws establishes that holders of 500 or more shares may attend both ordinary and extraordinary General Shareholders’ Meetings, provided that their shares are registered in the corresponding accounting register at least 5 days before the day on which the Meeting is scheduled, pursuant to the Securities Exchange and Investment Services Act and other applicable provisions, and who conserve at least that number of shares until the General Meeting is held. Holders of fewer shares may group together until they have at least that number, and name a representative. There is no minimum number of shares required to vote remotely.

Pursuant to the provisions of Article 8 of BBVA’s General Shareholder’s Meeting Regulations, votes may be delegated or exercise, by post, electronically or by any other means of remote communication,

provided that the shareholder confirms the identity of the person exercising their right to vote. For the purpose of constituting the General Shareholders’ Meeting, shareholders who vote remotely will be counted as present.

With regard to the exercise of voting rights, there are no legal or bylaw-mandated restrictions. Thus, in accordance with Article 31 of the Bylaws, each voting share will confer the right to one vote on the holder, whether present or represented at the General Shareholders’ Meeting, regardless of its disbursement. However, shareholders who are not up to date in the payment of the required outstanding disbursements, but only with respect to shares for which the required outstanding disbursements have not been paid and holders of non-voting shares are not entitled to vote.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	19

4. General Meeting

4.1. Quorums and majorities

In accordance with the provisions of the BBVA Bylaws, the quorum for the General Meeting to address general matters is the same as the quorum stipulated in Article 193 of the Corporate Enterprises Act. However, there are differences with the regime foreseen in Article 194 regarding the enhanced quorum for the General Meeting to address special matters, as detailed below.

Article 25 of BBVA’s Bylaws requires an enhanced quorum of two-thirds of the subscribed voting capital at first call and, at second call, 60% of such capital for the valid adoption of the following resolutions:

replacement of the corporate purpose, transformation, total spin-off, dissolution of the Company and amendment of the article of the Bylaws establishing this reinforced quorum.

	% quorum if different to that established in Art. 193 of the CEA for general cases	% of quorum different from that established in Art. 194 CEA for the special cases
Quorum required on first call	0.00%	66.66%
Quorum required on second call	0.00%	60.00%

With regard to the system for the adoption of corporate resolutions, at BBVA there are no differences with respect to the system set out in the Corporate Enterprises Act , nor have any decisions been reached, other than those established by Law, that would entail an acquisition, disposal, or the contribution to another company of core assets or other similar corporate operations, and that must be laid before the General Shareholders’ Meeting for approval.

4.1.1. Amendment of the Bylaws

Article 30 of the Bylaws ascribes to the General Shareholders’ Meeting the power to amend the Bylaws, and to confirm or rectify the manner in which they are interpreted by the Board of Directors, all in accordance with the quorum and system of majorities set out in the Corporate Enterprises Act and in Article 25 of the Bylaws described above.

Likewise, the amendment of BBVA’s Bylaws, due to its status as a credit institution, must be authorised by the Bank of Spain in accordance with Act 10/2014, of 26 June, on the regulation, supervision and solvency of credit institutions, and Royal Decree 84/2015, of 13 February, implementing that Act. However, in accordance with the aforementioned regime, certain amendments (change of registered office within Spain, capital increases, incorporation of mandatory legal provisions, or those considered to have low materiality by the Bank of Spain) do not require prior authorisation, although they must be notified to the Bank of Spain so that they may be entered on Register of Credit Institutions.

Lastly, as a significant entity, BBVA is under the direct supervision of the ECB in cooperation with the Bank of Spain under the Single Supervisory Mechanism, and so the aforementioned authorisation of the Bank of Spain will be submitted to the ECB, prior to its resolution by the Bank of Spain.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	20

4. General Meeting

4.2. General Meeting attendance data

Date of General Meeting	% physically present	% present by proxy	% voting remotely		Total
			Electronic vote	Other

17/03/2023	1.61%	48.22%	6.47%	8.88%	65.18%

Of which is floating capital	1.59%	42.74%	6.47%	8.88%	59.68%

18/03/2022	1.03%	48.72%	5.91%	9.64%	65.30%

Of which is floating capital	1.00%	42.80%	5.91%	9.64%	59.35%

20/04/2021	1.23%	54.90%	7.37%	4.18%	67.68%

Of which is floating capital	1.21%	45.88%	7.37%	4.18%	58.64%

4.3. 2023 General Meeting

Channels for exercising shareholders’ rights:	01 Physical attendance at the venue	02 Remote assistance through the Remote Attendance Portal	03 Advance voting/proxy granting via remote means of communication

Held at the Euskalduna Palace in Bilbao
Quorum of 65.18% of the share capital
All agenda items approved
Live streaming via the corporate website (www.bbva.com)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	21

4. General Meeting

4.3.1 Resolutions adopted

Resolutions of the General Shareholders’ Meeting 2023	% of votes in favor	% of votes against	% of abstentions

1.1 Approval of the annual financial statements and management reports of BBVA and its consolidated Group for the financial year ended 31 December 2022	99.05%	0.37%	0.58%

1.2. Approval of the non-financial information report of BBVA and that of its consolidated Group for the financial year ended 31 December 2022	99.15%	0.31%	0.54%

1.3. Approval of the allocation of results for the 2022 financial year	99.21%	0.62%	0.18%

1.4. Approval of the corporate management during the 2022 financial year	98.39%	0.72%	0.89%

2.1 Re-election of Raul Catarino Galamba Oliveira	98.80%	0.81%	0.39%

2.2 Re-election of Lourdes Máiz Carro	98.54%	1.11%	0.35%

2.3 Re-election of Ana Leonor Revenga Shanklin	98.89%	0.74%	0.36%

2.4 Re-election of Carlos Vicente Salazar Lomelín	93.84%	5.78%	0.38%

2.5 Appointment of Sonia Lilia Dulá	98.56%	1.05%	0.39%

3. Reduction of the share capital of the Bank	99.11%	0.70%	0.20%

4. - Approval of the Remuneration Policy for Directors and the maximum number of shares to be delivered, as the case may be, as a result of its implementation	95.03%	4.37%	0.60%

5. Maximum level of variable remuneration for employees whose professional activities have a significant impact on the risk profile of the Bank [4]	98.05%	1.71%	0.24%

6. Delegation of powers to the Board of Directors, with the authority to substitute, in order to formalise, amend, interpret and execute the resolutions adopted by the Annual General Meeting	99.31%	0.47%	0.22%

7. Consultative vote on BBVA’s Annual Report on Directors’ Remuneration	91.78%	7.46%	0.76%

Information relating to corporate governance and the Company’s General Meetings can be accessed via the BBVA company website (www.bbva.com), in the Shareholders and Investors — Corporate Governance and Remuneration Policy section (https://shareholdersandinvestors.bbva.com/corporate-governance-and-remuneration-policy/).

(4) . The General Shareholders’ Meeting was constituted with a quorum of 65.18% of the capital stock, except for item 5 in which the quorum was 65.04%, in application of the provisions of the applicable regulations for the adoption of such resolution.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	22

5. Board of Directors

BBVA has a “one-tier” management system in the form of a single collegiate body, namely the Board of Directors, which is collectively responsible for discharging the Bank’s most senior management of the Bank along with supervision and control of management, all aimed at achieving the Bank’s Purpose and best serving the corporate interest.

The rules on the functioning and internal regime of the Board of Directors, in accordance with applicable Law and the Bylaws, are set up in the Regulations of the Board of Directors which are available on the corporate website. No amendments were made to the Regulations of the Board of Directors in 2023.

At 31 December 2023, BBVA’s Board of Directors comprised a total of 15 Directors of whom 2 are executive Directors and 13 are non-executive Directors, in accordance with the resolution passed at the Annual General Shareholders’ Meeting held on 17 March 2023, under item 2 on the agenda, and within the limits established in the Bylaws (the maximum and minimum number of Directors provided for in the Bylaws is 15 and 5, respectively).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	23

5. Board of Directors

5.1. Composition of the Board of Directors

At 31 December 2023, the Board of Directors had the following members, all of whom had been appointed via a resolution passed by the General Shareholders’ Meeting:

Name	Role on the Board	Category	Date of first appointment	Date of recent appointment

Carlos Torres Vila	Chair	Executive	04/05/2015	18/03/2022

Onur Genç	Chief Executive Officer	Executive	20/12/2018	18/03/2022

José Miguel Andrés Torrecillas	Deputy Chair	Independent	13/03/2015	20/04/2021

Jaime Félix Caruana Lacorte	Director	Independent	16/03/2018	20/04/2021

Sonia Dulá	Director	Independent	17/03/2023	17/03/2023

Raúl Catarino Galamba de Oliveira	Lead Director	Independent	13/03/2020	17/03/2023

Belén Garijo López	Director	Independent	16/03/2012	20/04/2021

Connie Hedegaard Koksbang	Director	Independent	18/03/2022	18/03/2022

Lourdes Máiz Carro	Director	Independent	14/03/2014	17/03/2023

José Maldonado Ramos	Director	Other external	28/01/2000	20/04/2021

Ana Cristina Peralta Moreno	Director	Independent	16/03/2018	20/04/2021

Juan Pi Llorens*	Director	Other external	27/07/2011	20/04/2021

Ana Leonor Revenga Shanklin	Director	Independent	13/03/2020	17/03/2023

Carlos Vicente Salazar Lomelín	Director	Other external	13/03/2020	17/03/2023

Jan Paul Marie Francis Verplancke	Director	Independent	16/03/2018	20/04/2021

*The Director Juan Pi Llorens changed category on 27 July 2023, switching from independent Director to external Director for having been a Director for a continuous period of 12 years.

The Company has no proprietary Directors.

The Secretary of the Board (Domingo Armengol Calvo) does not have the status of Director.

During the financial year 2023, there were no departures from the Board of Directors, either by resignation or by resolution of the General Meeting of Shareholders. Susana Rodríguez Vidarte stepped down from her position as member of the Board of Directors and from her membership of the Executive Committee and of the other Committees, following the General Shareholders’ Meeting held on 17 March 2023, as the term for which she had been appointed as Director of the Bank had expired.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	24

5. Board of Directors

5.1.1. Profiles of Board members

Detailed information on the knowledge, skills and experience and other relevant information of the members of the Board of Directors at 31 December 2023 is set out below.

  Executive Directors

Director	Carlos Torres Vila

Committee of Endesa, as well as his elected partnership at McKinsey & Company.

He completed his studies in Electrical Engineering (BSc) at the Massachusetts Institute of Technology (MIT), where he also received a degree in Business Administration. He holds a Master’s degree in Management (MSc) from the MIT Sloan School of Management and also a degree in law from the National Distance Education University (UNED).

DELEGATED POWERS

He holds the widest-ranging representative and management powers in line with his duties as executive Chair of the Company.

Role on the Board	Chair of the BBVA Board of Directors
Category	Executive

PROFILE

He was Chief Executive Officer of BBVA from May 2015 to December 2018, Head of Digital Banking from 2014 to 2015 and Head of Strategy and Corporate Development from 2008 to 2014.

In addition, he previously held positions of responsibility in other companies, with his roles as Chief Financial Officer, Corporate Director of Strategy and member of the Executive

Director	Onur Genç

He has also held positions of responsibility in different McKinsey & Company offices, having previously been a Senior Partner and Manager of its Turkish office.

He holds a degree in Electrical Engineering (BSc) from the University of Boğaziçi in Türkiye and a Master’s degree in Business Administration (MSIA/MBA) from Carnegie Mellon University in the United States.

DELEGATED POWERS

He holds the widest-ranging representative and management powers in line with his duties as Chief Executive Officer of the Company.

Role on the Board	Chief Executive Officer of BBVA
Category	Executive

PROFILE

He served as Chair and CEO of BBVA Compass and as BBVA Country Manager in the United States from 2017 to December 2018, and served as Deputy CEO and Executive Vice President of retail and private banking at Garanti BBVA between 2012 and 2017.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	25

5. Board of Directors

  Independent Directors

Director	José Miguel Andrés Torrecillas

de Cuentas — official registry of auditors), the REA (Registro de Economistas Auditores — registry of accounting auditors), the Junta Directiva del Instituto Español de Analistas Financieros (Spanish Institute of Financial Analysts Management Board), Fundación Empresa y Sociedad (the Business and Society Foundation), Instituto de Censores Jurados de Cuentas de España (Spanish Institute of Chartered Accountants), Consejo Asesor del Instituto de Auditores Internos (the Advisory Board of the Institute of Internal Auditors) and the Institute of Chartered Accountants in England & Wales (ICAEW). He was a director of Zardoya Otis, SA until 2022.

He holds a degree in Economic and Business Sciences from the Complutense University of Madrid and has studied at post-graduate level in Management Programs from IESE, Harvard and IMD.

Role on the Board	Deputy Chair of the BBVA Board of Directors
Category	Independent

PROFILE

His career began at Ernst & Young, where he held a range of senior positions, Managing Partner of the Banca Group, Managing Partner of Audit and Advisory and Chair of Ernst & Young Spain until 2014.

He has been a member of various organisations such as the ROAC (Registro Oficial de Auditores

Director	Raúl Catarino Galamba de Oliveira

Member of the Global Partner Election and Evaluation Committees (2001–2017).

Member of the Remuneration Committee (2005 to 2013) and Chair of the Global Training Council (2006 to 2011).

He holds a degree in Mechanical Engineering from IST (Portugal), a Master of Science (MS) in Mechanical Engineering-Systems from IST (Portugal) and a Master of Business Administration (MBA) from Nova School of Business and Economics (Portugal).

Role on the Board	Lead Director
Category	Independent

PROFILE

Chair of CTT - Correios de Portugal and member of the Board of Directors of the companies José de Mello Capital and José de Mello Saúde.

His career has been linked to McKinsey & Company, where he was appointed Partner in 1995 and Head of the global financial services practice in 2000. He was Managing Partner for Spain and Portugal (2005–2011), Managing Partner for global risk practice (2013–2016), Member of the Global Shareholders’ Council (2005–2011),

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	26

5. Board of Directors

Director	Jaime Félix Caruana Lacorte

He has been a member of the International Advisory Committee of the CBIRC (China Banking and Insurance Regulatory Commission), General Manager of the Bank for International Settlements (BIS); Director of the Monetary and Capital Markets Department and Financial Advisor to the Managing Director of the International Monetary Fund (IMF); Chair of the Basel Committee on Banking Supervision; and Governor of the Bank of Spain, as well as member of the Governing Council of the European Central Bank, among other positions.

He holds a degree in Telecommunications Engineering from the Escuela Técnica Superior de Ingenieros de Telecomunicación (ETSIT) of the Universidad Politécnica de Madrid and is a Commercial Technician and State Economist.

Role on the Board	Member
Category	Independent
PROFILE He is a member of the Group of 30 (G-30), Trustee of the Aspen Institute Spain Foundation and Chair of the Board of the ICMB Foundation (International Center for Monetary and Banking Studies).

Director	Sonia Dulá

In 2013, he became Vice Chair of Global Corporate and Investment Banking for Latin America in Bank of America.

She has sat on the Boards of Directors of Bestinver, Grupo Prisa, Millicom, Hemisphere Media, Council of the Americas, Women‘s World Banking and The Adrienne Arsht Center for the Performing Arts, in Miami. She has also sat on the international advisory board of Banco Itaú (Brazil) and has been a member of the Young Presidents Organization (YPO) and the Global Diversity and Inclusion Council of Bank of America. She is also a life member of the Council on Foreign Relations.

She holds a BA in Economics from Harvard University (United States) and an MBA in Finance from Stanford Graduate School of Business (United States).

Role on the Board	Member
Category	Independent

PROFILE

She is a member of the Board of Directors of Acciona, S.A., Corporación Acciona Energías Renovables, S.A. and Huntsman Corporation. She has been an Analyst at Petróleos Mexicanos (Pemex) and Vice President of Capital Markets for Latin America at Goldman Sachs Group. Subsequently, she became CEO of Telemundo Studios Mexico, Internet Group Brazil, Obsidiana and Grupo Latino de Radio.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	27

5. Board of Directors

Director	Belén Garijo López

She has held various positions of responsibility at Abbot Laboratories (1989–1996), Rhône-Poulenc (1996–1999), Aventis Pharma (1999–2004), Sanofi Aventis (2004–2011) and Merck (since 2011).

She is a graduate in Medicine from the University of Alcalá de Henares in Madrid and a specialist in Clinical Pharmacology at Hospital de la Paz, Autonomous University of Madrid. She also holds a Master’s degree in Business and Management from the Ashridge Management School (UK).

Role on the Board	Member
Category	Independent

PROFILE

Chair of the Executive Board and CEO of the Merck Group, independent member of the Board of Directors of L’Oréal, Chair of the European side of the EU-Japan Business Round Table, member of the Executive Committee of the German Chemical Industry Association, member of the European Round Table for Industry and member of The Business Council.

Director	Connie Hedegaard Koksbang

She is also a member of the Board of Directors of Danfoss A/S and Cadeler A/S.

She has held various positions in Danish government, such as European Commissioner for Climate Action and Minister for the Environment, Climate and Energy and Nordic Cooperation, among others. She has also been a member of the supervisory Board of Nordex SE.

She holds a Master’s degree in Literature and History from the University of Copenhagen.

Role on the Board	Member
Category	Independent

PROFILE

She is a member of the Volkswagen Sustainability Advisory Committee, a member of the Board of Trustees of the European Climate Foundation, Chair of the OECD Roundtable on Sustainable Implementation, a member of the Climate and Environment Advisory Council of the European Investment Bank (EIB), Member of the Board of Trustees of the Villum Foundation; Chair of the Board of Trustees of the KR Foundation, Chair of CONCITO, positions in which she is expected to leave in April 2024; Chair of the Mission of the European Commission on Adaptation to Climate Change, including Social Change; and Chair of the Council of the University of Aarhus.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	28

5. Board of Directors

Director	Lourdes Máiz Carro

She worked in Research, giving classes in Metaphysics and Theory of Knowledge at the Complutense University of Madrid for 5 years. She became an Attorney for the State and held various positions of responsibility in Public Administration, including General Director of Administrative Organisation, among others, General Director of the Sociedad Estatal de Participaciones Patrimoniales (SEPPA) at the Ministry of Economy and Finance and Technical General Secretary of the Ministry of Agriculture.

She holds degrees in Law and Philosophy and Education Sciences as well as a Ph.D. in Philosophy.

Role on the Board	Member
Category	Independent

PROFILE

She is member of the Board of Directors of Actividades de Construcción y Servicios, S.A. She was Secretary of the Board of Directors and Director of Legal Services at Iberia, Líneas Aéreas de España, S.A. until April 2016. She has also been a Director of several companies, including Renfe, GIF (Gerencia de Infraestructuras Ferroviarias — Railway Infrastructure Administrator, now ADIF), the ICO (Instituto de Crédito Oficial — Official Credit Institution), Aldeasa and Banco Hipotecario.

Director	Ana Cristina Peralta Moreno

financial institutions, including that of Independent Director of Deutsche Bank SAE; Independent Director of Banco Etcheverría; Independent Director of Grupo Lar Holding Residencial, S.A.U. and Senior Advisor of Oliver Wyman Financial Services.

She is a graduate in Economic and Business Sciences from Complutense University of Madrid. She also has a Master’s degree in Economic-Financial Management from the Centro de Estudios Financieros (CEF), Program for Management Development (PMD) at Harvard Business School and PADE (Programa de Alta Dirección de Empresas – Senior Management Programme) at IESE.

Role on the Board	Member
Category	Independent

PROFILE

She is a member of the Board of Directors of Grenergy Renovables, S.A. and Inmobiliaria Colonial SOCIMI, S.A. She is a member of the Professional Council of ESADE and a member of the Board of Trustees of the Hazloposible Foundation.

She has been Chief Risk Officer and member of the Management Committee of Bankinter and Chief Risk Officer and member of the Management Committee of Banco Pastor. She has also held various positions in different

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	29

5. Board of Directors

Director	Ana Leonor Revenga Shanklin

Her career has been linked mainly to the World Bank, where, after holding several technical and management positions in East Asia and the Pacific, Europe and Central Asia, Latin America and the Caribbean, she has held several leadership positions, including Senior Director of Global Poverty & Equity (2014–2016) and Deputy Chief Economist (2016–2017).

She holds a BA in Economics and Mathematics, magna cum laude, from Wellesley College (USA), an MA and PhD in Economics from Harvard University (USA), and a Certificate in Human Rights from the Faculty of Law at the University of Geneva (Switzerland).

Role on the Board	Member
Category	Independent

PROFILE

Proprietary Director of Revenga Ingenieros, S.A., Chair of the Board of Trustees of the ISEAK Foundation and Senior Fellow at the Brookings Institution since 2018, member of the Board of Trustees of the BBVA Microfinance Foundation and member of the Advisory Board of ESADE EcPol – Center for Economic Policy and Political Economy since 2019, and Associate Professor at the Walsh School of Foreign Service, Georgetown University from 2019 to 2021.

Director	Jan Paul Marie Francis Verplancke	He holds a bachelor’s degree in Science, specialising in Computer Science, from the Programming Centre of the North Atlantic Treaty Organization (NATO) in Belgium.
Role on the Board	Member
Category	Independent

PROFILE

Chief Executive Officer of Vestraco S.A.R.L. and member of the Advisory Committee for technology and data of ALJ (Abdul Latif Jameel).

His roles have included Chief Information Officer (CIO) and Group Head of Technology and Banking Operations at Standard Chartered Bank, Vice President of Technology and CIO for EMEA at Dell, as well as Vice President and Chief of Architecture and Vice President of Information of the Youth Category at Levi Strauss.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	30

5. Board of Directors

  External Directors

Director	José Maldonado Ramos

PROFILE

He has developed his professional career holding the position of Secretary of the Board of Directors in various companies, most notably as General Secretary Director of Argentaria, later becoming General Secretary Director of BBVA, having taken early retirement as an executive of the Bank in December 2009.

He holds a degree in Law from the Complutense University of Madrid. He was admitted by competitive examination to the corps of state lawyers in 1978.

Role on the Board	Member
Category	Other external
Motive	Has been a Director for a continuous period of more than 12 years
Company with which the relationship is maintained	BBVA, S.A.

Director	Carlos Vicente Salazar Lomelín

PROFILE

He is a member of the Board of Directors of the companies Alsea, S.A.B. de C.V., Sukarne, S.A. de C.V. and CYDSA Corporativo, S.A. de C.V.

His career has been mainly linked to Grupo Fomento Económico Mexicano S.A.B. de C.V. (Femsa), where he became Chief Executive Officer of Cervecería Cuauhtémoc Moctezuma, Director of Coca Cola Femsa and Chief Executive Officer of Femsa.

In addition, he participates in various educational institutions and social and business organizations and forums, and has been a professor of economics for more than 40 years at the Instituto Tecnológico y de Estudios Superiores de Monterrey, where he is currently the President of the Business Schools. He has also been President of the Mexican Business Coordinating Council.

He has a degree in Economics and postgraduate studies in Business Administration at the Instituto Tecnológico y de Estudios Superiores de Monterrey.

Role on the Board	Member
Category	Other external
Motive

Applying a criterion of prudence in the interpretation of the rule, Mr. Salazar Lomelín has been assigned the condition of external Director of Banco Bilbao Vizcaya Argentaria, S.A., based on his membership in the administrative bodies of companies related to BBVA Mexico for more than 15 years

Company with which the relationship is maintained	Grupo Financiero BBVA México, S.A. de C.V.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	31

5. Board of Directors

Director	Juan Pi Llorens

Vice President of Sales in IBM Europe, Vice President of the Technology and Systems Group in IBM Europe and Vice President of the Financial Sector of GMU (Growth Markets Units) in China, and Executive President of IBM Spain. Juan Pi Llorens is Director of the companies of the Oesía Group (Oesía Networks, S.L., Tecnobit, S.L.U., UAV Navigation, S.L. and Inster Tecnología y Comunicaciones, S.A.U.) as a natural person representative of the company Relocation & Execution Services, S.L.

He holds a degree in Industrial Engineering from the Polytechnic University of Barcelona and a PDG - Program in General Management from IESE.

Role on the Board	Member
Category	Other external
Motive	Has been a Director for a continuous period of more than 12 years
Company with which the relationship is maintained	BBVA, S.A.
PROFILE He has developed his professional career in IBM occupying several positions of responsibility at national and international level, such as

5.1.2. Time commitment and dedication

BBVA Directors must comply with the legal requirements necessary to hold office, in accordance with prevailing law and regulations. They must also have the availability and dedication required at all times for the performance of their duties as Directors, including when discharging their duties as members of the various Committees. Directors are required to attend meetings of the corporate bodies of which they form part, unless they have a justifiable reason for not doing so. Directors will participate in the deliberations, discussions and debates on matters submitted for their consideration and must personally attend the meetings held. However, as set forth in Article 26 of the Regulations of the Board of

Directors, if it is not possible for a director to attend a meeting of the Board of Directors, this Director may authorise another Director to act as their proxy and cast votes on their behalf, by sending a letter or email to the Company with the information needed by the proxy Director to follow the absent Director’s instructions. Applicable legislation states, however, that non-executive Directors may only grant proxy to another non-executive Director. In addition, this system applies to attendance at meetings of Board of Directors Committees.

The following is a breakdown of the attendance of Directors at meetings of the Board of Directors and its Committees during the 2023 financial year:

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	32

5. Board of Directors

Corporate Bodies	Number of meetings in 2023

Board of Directors	13

Executive Committee	19

Audit Committee	12

Risk and Compliance Committee	22

Appointments and Corporate Governance Committee	5

Remuneration Committee	5

Technology and Cybersecurity Committee	8

NUMBER OF MEETINGS: :
Director	Board of Directors	Executive Committee	Audit Committee	Appointments and Corporate Governance Committee	Remuneration Committee	Risk and Compliance Committee	Technology and Cybersecurity Committee

Carlos Torres Vila	13/13	19/19					8/8

Onur Genç	13/13	18/19

Raúl Galamba de Oliveira	13/13			3/3		22/22	8/8

José Miguel Andrés Torrecillas	13/13	18/19	12/12	5/5

Jaime Félix Caruana Lacorte	13/13	19/19	12/12			21/22

Sonia Dulá	9/9		6/7			13/14

Belén Garijo López	12/13	12/12	4/5	5/5	5/5

Connie Hedegaard Koksbang	12/13		6/6

Lourdes Máiz Carro	13/13		12/12		5/5

José Maldonado Ramos	13/13	19/19		5/5

Ana Peralta Moreno	13/13		12/12		5/5

Juan Pi Llorens	13/13			5/5		20/22	8/8

Ana Revenga Shanklin	13/13				2/2	22/22	7/8

Carlos Salazar Lomelín	13/13				5/5

Jan Verplancke	13/13				5/5		8/8

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	33

5. Board of Directors

Moreover, BBVA Directors must observe the restrictions regarding membership on Boards of Directors established by prevailing law and regulations on the organisation, supervision and solvency of credit institutions. In addition, pursuant to the provisions of Article 11 of BBVA’s Regulations of the Board of Directors, Directors may not:

Provide professional services to companies that compete with the Bank or any of the companies within its Group, or agree to be an employee, manager or director of such companies, unless they have received express prior authorisation from the Board of Directors or from the General Shareholders’ Meeting, as appropriate, or unless these activities were conducted before the Director joined the Bank, they posed no effective competition and the Bank had been informed of such at that time.

Have direct or indirect shareholdings in businesses or enterprises in which the Bank or companies within its Group hold an interest, unless that shareholding was held prior to joining the Board of Directors or prior to the Group’s acquisition of its holding in such businesses or enterprises, or unless such companies are listed on national or international securities markets, or unless authorised to do so by the Board of Directors.

Hold political positions or perform any other activities that might receive public attention or affect the Company’s image in any way, unless authorised to do so by the Bank’s Board of Directors.

The positions held by members of the Board of Directors at group companies and other entities (listed or otherwise) and other paid activities are as follows:

5.1.2.1 Positions held by Directors at other Group companies

Name of Director	Name of the Company	Role	Executive powers

Carlos Torres Vila	BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México	Director	No
	Grupo Financiero BBVA México, S.A. de C.V.	Director	No
Onur Genç	BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México	Director	No
	Grupo Financiero BBVA México, S.A. de C.V.	Director	No

Carlos Vicente Salazar Lomelín	BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México	Director	No
	Grupo Financiero BBVA México, S.A. de C.V.	Director	No
	BBVA Seguros México, S.A. de C.V., Grupo Financiero BBVA México	Director	No
	BBVA Pensiones México, S.A. de C.V., Grupo Financiero BBVA México	Director	No
	BBVA Seguros Salud México, S.A. de C.V. Grupo Financiero BBVA México	Director	No

No independent Director receives from the Company or its Group companies, any amount or benefit that does not constitute remuneration for serving as a Director, or maintains or has maintained, over the last financial year, a business relationship with the Company or any company in its Group, whether in their own name or as a significant shareholder, Director or senior manager of an entity that maintains or has maintained such a relationship.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	34

5. Board of Directors

5.1.2.2 Positions held by Directors at other companies, listed or otherwise

Name of Director	Name of company	Role

Raúl Catarino Galamba de Oliveira	CTT – Correios de Portugal, S.A	Chair
	José de Mello Capital, S.A.	Director
	José de Mello Saúde, S.A.	Director

Belén Garijo López	L’Oréal Société Anonyme	Director
	Merck KGaA	Chief Executive Officer

Connie Hedegaard Koksbang	Danfoss A/S	Director

Lourdes Máiz Carro	Actividades de Construcción y Servicios, S.A	Director

Ana Peralta Moreno	Grenergy Renovables, S.A.	Director
	Inmobiliaria Colonial SOCIMI, S.A	Director

Juan Pi Llorens*	Ecolumber, S.A.	Chair
	Oesía Networks, S.L.	Director
	Tecnobit, S.L.U. (Grupo Oesía)	Director
	UAV Navigation, S.L. (Grupo Oesía)	Director
	Inster Tecnología y Comunicaciones, S.A.U. (Grupo Oesía)	Director

Jan Paul Marie Francis Verplancke	Vestraco S.A.R.L.	Chief Executive Officer

Carlos Vicente Salazar Lomelín	Alsea, S.A.B. de C.V.	Director
	Sukarne, S.A. de C.V.	Director
	CYDSA Corporativo, S.A. de C.V	Director

Sonia Dulá	Acciona, S.A	Director
	Huntsman Corporation	Director
	Corporación Acciona Energías Renovables, S.A.	Director

Ana Leonor Revenga Shanklin	Revenga Ingenieros, S.A.	Director

*In relation to positions at other companies, it should be noted that Mr Juan Pi Llorens is a Director of the companies of the Oesía Group indicated therein (Oesía Networks, S.L., Tecnobit, S.L.U., UAV Navigation, S.L. and Inster Tecnología y Comunicaciones, S.A.U.) as a natural person representative of the company Relocation & Execution Services, S.L.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	35

5. Board of Directors

5.1.2.3 Other paid activities

Name of Director	Other paid activities

Connie Hedegaard Koksbang	Member of several bodies aimed at driving the transition of economies towards decarbonisation, such as the KR Foundation, CONCITO (think-tank), Kirkbi, OECD Roundtable on Sustainable Implementation and other related activities.

Lourdes Máiz Carro	Teaching of training activities.

Jan Paul Marie Francis Verplancke	Member of the ALJ Data and Technology Advisory Committee (Abdul Latif Jameel).

5.1.3.	Number of female Directors of the Board

	Number of female Directors				% of all Directors of each category

	Financial year 2023	Financial year 2022	Financial year 2021	Financial year 2020	Financial year 2023	Financial year 2022	Financial year 2021	Financial year 2020

Executive	0	0	0	0	0.00%	0.00%	0.00%	0.00%

Proprietary	0	0	0	0	0.00%	0.00%	0.00%	0.00%

Independent	6	5	4	4	60%	50%	40%	40%

Other External	0	1	1	1	0.00%	33.33%	33.33%	33.33%

Total	6	6	5	5	40%	40%	33.33%	33.33%

5.1.4.	Number of female Directors sitting on Board Committees

NUMBER OF FEMALE DIRECTORS

	Financial year 2023		Financial year 2022		Financial year 2021		Financial year 2020

	Number	%	Number	%	Number	%	Number	%

Executive Committee	1	16.66%	1	16.66%	1	16.66%	1	16.66%

Audit Committee	4	66.66%	3	60%	3	60%	3	60%

Appointments and Corporate Governance Committee	1	20%	2	40%	2	40%	2	40%

Remuneration Committee	4	66.66%	3	60%	3	60%	3	60%

Risk and Compliance Committee	2	40%	2	40%	2	40%	2	40%

Technology and Cybersecurity Committee	1	20%	1	20%	-	-	-	-

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	36

5. Board of Directors

5.1.5. Diversity of knowledge, experience and skills on the Board

Competences	J.M. Andrés	J. Caruana	S. Dulá	R. Galamba	B. Garijo	C. Hedegaard	L. Máiz	J. Maldonado	A. Peralta	J. Pi	A. Revenga	C. Salazar	J. Verplancke

Banking and financial services	●	●	●	●	●	●	●	●	●	●	●	●	●

Accounting, auditing and financial literacy	●	●	●	●	●	●	●	●	●	●	●	●	●

Innovation and information technologies	●	●	●	●	●	●	●	●	●	●	●	●	●

Risk management	●	●	●	●	●	●	●	●	●	●	●	●	●

Strategy and macroeconomic environment	●	●	●	●	●	●	●	●	●	●	●	●	●

HR, talent, culture and retribution	●	●	●	●	●	●	●	●	●	●	●	●	●

Institutional, legal and regulatory	●	●	●	●	●	●	●	●	●	●	●	●	●

Corporate Governance	●	●	●	●	●	●	●	●	●	●	●	●	●

Sustainability (Environmental and Social)	●	●	●	●	●	●	●	●	●	●	●	●	●

               ●  High               ●   Medium             ●  General

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	37

5. Board of Directors

The composition of the Board of Directors is reviewed on an ongoing basis to ensure diversity of views, alignment with strategic needs and to ensure an appropriate composition at all times.

As can be seen from the skills and diversity matrix, the BBVA Board of Directors has diversity of knowledge, skills and experience (national and international) in fields considered essential to BBVA, which gives it, as a whole, a balanced, diverse and qualified composition, thus facilitating the functions entrusted to the corporate bodies. In this respect, the

Board has the knowledge and experience in areas considered key to BBVA’s strategy, business and activities. As well as knowledge of the environment, activities, strategy and risks of both the Bank and the Group.

This matrix will be updated in case of changes in the composition of the Board.

In terms of gender diversity, at year-end 2023, women accounted for 40% of BBVA’s Board of Directors, complying with the representation objective set out in the Board of Directors’ Selection, Suitability and Diversity Policy and with CBG Recommendation 15.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	38

5. Board of Directors

5.1.6. Training for the Board of Directors

BBVA offers its Directors a training programme with the aim of refreshing their knowledge of matters considered key for the performance of their duties and to hone their knowledge and skills.

The training programme for Directors takes into account, on the one hand, changes in the business environment or in the regulatory or supervisory environment that may arise from time to time, and, on the other hand, specific suggestions and requests from Directors on topics of interest to them.

Global trends in sustainability Governance and climate initiatives	Artificial Intelligence Impact on the economy	Macroeconomic outlook Current challenges

Compliance with sustainability Greenwashing risk	Crisis management Resolution framework	New regulatory trends Basel III risk models International financial sanctions and money laundering

The following 7 training sessions were held in 2023 under this programme:

Subject

Refresher training on global climate governance and public-private initiatives

Impact of artificial intelligence on geopolitical and economic analysis

The economic perspective in a changing world

Greenwashing risk

European legislative proposals on crisis management and deposit guarantees

Finalisation of Basel III (CRR III and CRD VI)

International financial sanctions

The training was delivered by experts from the Group in each of the subjects addressed, and supporting documentation was handed out beforehand in order to prepare for the session and so that the trainees could raise any doubts they had. Each of the training sessions took place with the open participation of the Directors, with the opportunity to raise any questions that they saw fit, which were promptly answered by the speakers.

In addition, in 2023, following the appointment of Ms Sonia Dulá, as a new independent Director, underwent an induction programme in 2023, to facilitate her incorporation into the Bank’s corporate bodies, which covered the key matters related to both the exercise of her duties as a Director, including the BBVA Group’s activities and structure. The programme was delivered by Group executives responsible for the various areas.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	39

5. Board of Directors

5.2. Selection, appointment, re-election and removal of Directors

5.2.1. Board selection, suitability and diversity policy of the Board of Directors

The Bank has a Policy on the selection, suitability and diversity of the BBVA Board of Directors (the “Selection Policy”) approved by the Board of Directors in 2020, that sets out the principles and criteria governing the process for the selection, appointment and renewal of BBVA Board members, as well as the legal requirements that Directors must meet, including those relating to suitability for the position. The Policy also provides for elements and objectives concerning the composition of the corporate bodies, including diversity, which will be attended to ensure that the corporate bodies properly and effectively exercise their functions in the best interests of the Bank.

The Selection Policy states that the BBVA Board of Directors will promote diversity in the composition of the Bank’s corporate bodies by encouraging the inclusion of people with different profiles, knowledge, training, experience and qualities.

In addition, to ensure that the corporate bodies have an adequate and balanced composition, the Policy ensures that refreshment and selection processes will encourage diversity of their members, based on the needs of the Bank at all times.

In particular, efforts will be made to ensure that the Board of Directors has a balanced representation of men and women. Notably, in selection processes for new Bank Directors, as part of the process of progressive refreshment of the corporate bodies, the Appointments and Corporate Governance Committee shall ensure that they promote diversity and that, in general, they are free from implicit biases that may lead to discrimination.

Furthermore, the Committee will ensure that these selection processes facilitate the selection of a sufficient number of female Directors so as to guarantee a balanced representation of women and men, endeavouring to ensure that women who match the relevant professional profile are included amongst potential candidates.

To this end, the Appointments and Corporate Governance Committee has set a target for representation of the lesser-represented gender, namely that female Directors should represent at least 40% of the Board of Directors.

Additionally, the aim is for the composition of the Board of Directors to feature an appropriate balance between the different types of Director, for non-executive Directors to represent a broad majority over executive Directors and for the number of independent Directors to account for at least 50% of the total seats.

Under the Policy, the corporate bodies will also be assessed to ensure that they have a mix of individuals who have experience and knowledge of the Group, its businesses and the financial sector in general, as well as others who have training, skills, knowledge and experience in other areas and sectors relevant to the Bank.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	40

5. Board of Directors

In addition, BBVA’s corporate bodies may take any other diversity factor into consideration that is relevant at any given moment to adapt the composition of the corporate bodies to the needs of the Bank. They may take into account criteria such as gender diversity, academic profile, professional experience, knowledge, disability, origin or age, thus being able to achieve an adequate balance aimed at ensuring that the corporate bodies can properly and effectively exercise their functions.

In view of the above, the Appointments and Corporate Governance Committee conducted a selection process for Directors at the end of 2022. As a result, the appointment of Sonia Lilia Dulá, as an independent Director, was laid before the 2023 Annual General Meeting, thus allowing the Bank to achieve the goal of having women account for 40% of Board members that same year.

Within the framework of the ongoing analysis of the structure, size and composition of the Board developed in 2023, the Committee has taken into account that the target of having at least 40% female Directors should be maintained in potential Board renewal processes.

This process has taken into account the criteria outlined in the Selection Policy, favouring the diversity of experiences, knowledge, skills and gender. It has also been free from implicit bias that could lead to any kind of discrimination, and among the candidates has included women who may meet the desired professional profile.

Thus, in relation to the continuous Board refreshment process, it should be noted that the Board of Directors has a diverse composition, featuring profiles with extensive experience and knowledge in different areas that are of interest to the Bank and its Group, such as banking, auditing, risk management, sustainability, corporate governance, legal and academia, multinational enterprises, public bodies, digital business and technology, domestically and internationally.

The composition of the Board complies with the objectives contemplated in applicable regulations, in its own Regulations and in the Policy. There is an appropriate balance between the different classes of Directors, with a broad majority of non-executive Directors (86.67%) and independent Directors (66.66%, thus meeting the objective of independent Directors accounting for at least 50% of the total). There is a level of gender diversity that meets the objectives set by the Board and is in line with best practices (women represent 40% of the Directors). The Board also has diversity of skills, knowledge and experience, both domestic and international, which has been strengthened in recent years.

Meanwhile, as part of the Board evaluation process for 2023, the Appointments and Corporate Governance Committee has taken into consideration, among other considerations; BBVA’s Corporate Governance System; a set of measures that favour the proper functioning of the corporate bodies and the appropriate balance of powers (checks & balances); and the evolution of the structure, size and composition of the Board and its Committees, as a result of the process of refreshing the corporate bodies, using tools such as the Board‘s skills and diversity matrix, with the aim of meeting the current and future needs of the corporate bodies.

All of the above will be carried out taking into account at all times the regulatory requirements in force and the provisions and objectives established in the Selection Policy, as described in this document.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	41

5. Board of Directors

As a result of the analysis, in the framework of the Board’s evaluation the Committee has determined that:

The Board of Directors is of a suitable size to perform its functions and those of its Committees.

The Board, as a whole, has an adequate and diverse composition, with a knowledge of the environment, strategy, activities, business and risks of the Bank and its Group. This effectively ensures that the Board has a suitably balanced composition capable of responding to the needs of the corporate bodies, thus helping to ensure that they carry out their functions effectively. Hence:

-

The diversity of skills, knowledge and experience on the Board has been reinforced as a result of the various corporate body refreshment processes that have taken place in recent years. New members joining the Board and have strengthened the skills, knowledge and experience of the Board in areas of particular relevance for the management and supervision of the Bank. In addition, the Board has been steadily increasing the number of Directors with international experience and backgrounds, especially in the markets in which the Group operates.

-

Board members meet the suitability requirements necessary for the performance of the position, have the availability and dedication required for the fulfilment of their functions, and receive ongoing training relevant to the performance of their duties. The Board members’ training programme for 2023 included topics of special interest that helped to supplement the knowledge of the Directors in matters such as sustainability, artificial intelligence and new regulatory trends, between others.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	42

5. Board of Directors

Lastly, the Appointments and Corporate Governance Committee continues to steadily promote the process of progressive refreshment of the Board, with the aim of continuing to strengthen its composition through individuals capable of complementing the knowledge and experience of its members at all times and enabling BBVA’s corporate bodies to have the most suitable composition for the best performance of their duties. This process of refreshment of the Board will culminate with the corresponding proposals to be submitted to the consideration of the Bank’s next General Meeting in 2024, in accordance with the information that will be available to shareholders through BBVA’s corporate website.

Gender diversity in the executive environment:

It should be noted that in relation to the measures promoted by the Bank to foster gender diversity, in 2023 BBVA established a target of 35% women in management positions by 2024. Management positions account for 4.48% of the Group’s workforce (5,443 people). This measure is a step forward in the commitment to promote equal opportunities and contributes to increasing the number of women in senior positions. To meet these objectives, the following initiatives have been implemented: (i) identifying and prioritising female talent with the ability to assume new responsibilities in the short and medium term; (ii) supporting the professional growth of women through programmes such as the implementation of the Rooney rule, which ensures that an appropriate percentage of women reach the final stages of selection processes; (iii) providing internal and external visibility for BBVA’s female role models; and (iv) promoting family co-responsibility and labour flexibility through awareness campaigns and increased parental leave in some geographic areas.

Likewise, and as an element to promote the achievement of diversity objectives, the evolution of the percentage of women in management positions has been included as one of the indicators for the calculation of the Long-Term Incentive for 2023 for those categories of personnel whose professional activities have a significant impact on the risk profile of BBVA and/or its Group (the “Identified Staff”), which includes executive directors and the rest of BBVA’s Senior Management.

This indicator will measure the evolution of the percentage of women in the official staff who are part of the BBVA Group’s management team (for the period 2023-2026), being fully aligned with the strategic priority of having the best, most committed and diverse team.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	43

5. Board of Directors

5.2.2. Procedures for the selection, appointment,

re-election and removal of Board Members

The General Meeting is responsible for appointing and re-electing members of the Board of Directors, without prejudice to the authority of the Board to co-opt members if a seat falls vacant, in accordance with the terms established in the regulations, the Bylaws, the Regulations of the Board and the Selection Policy.

Proposals for appointment or re-appointment of directors submitted by the Board of Directors to the General Meeting, as well as appointments made directly to fill vacancies under its co-opting authority, will be approved at the proposal of the Appointments and Corporate Governance Committee for independent Directors and subject to a report from this Committee for all other Directors.

Furthermore, proposals for appointment and re-election must be accompanied by a supporting report from the Board of Directors assessing the skills, experience and merits of the proposed candidate. Proposals for the appointment or re-election of non-independent Directors must also be accompanied by a report of the Appointments and Corporate Governance Committee. On this point, it should be noted that no specific requirements exist, beyond those determined for the selection of Directors, in order to be elected Chair of the Board of Directors.

The Appointments and Corporate Governance Committee will evaluate the balance of knowledge, skills and experience on the Board of Directors, as well as the conditions that the candidates must meet to cover vacancies (applicable legal and suitability requirements, inter alia), evaluating the time commitment considered necessary so that they can carry out their duties, according to the needs of the corporate bodies.

When, the Appointments and Corporate Governance Committee conducts rotation and selection processes for Directors as part of the process of progressive and systematic rotation of the corporate bodies, will ensure that the structure and composition of the Board remains balanced and in line with the needs of the Bank at all times, having Directors with different profiles, knowledge, training, experience and skills.

Within these processes, the Committee will further ensure that diversity is promoted and that, in general, there are no implicit biases that may lead to any form of discrimination.

In addition, as indicated earlier in this Report, the Board shall also ensure that these processes facilitate the selection of a sufficient number of female Directors to guarantee a balanced representation of men and women, with the aim that female Directors account for at least 40% of the Board, while endeavouring to ensure that women who match the professional profile sought are included amongst potential candidates.

Additionally, the aim of the Committee is for the composition of the Board of Directors to feature an appropriate balance between the different types of Director, for non-executive Directors to represent a broad majority over executive Directors and for the number of independent Directors to account for at least 50% of the total seats.

The corporate bodies will also be assessed to ensure that they have a mix of individuals who have experience and knowledge of the Bank, the Group, its businesses and the financial sector in general, as well as others who have training, skills, knowledge and experience in other areas and sectors relevant to the Bank.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	44

5. Board of Directors

In any case, BBVA’s corporate bodies may take any other relevant diversity factor into consideration to adapt the composition of the corporate bodies to the needs of the Bank. They may take into account criteria such as gender diversity, academic profile, professional experience, knowledge, disability, origin or age, for the purpose of achieving a suitable balance.

The persons proposed to be appointed or re-appointed as members of the Board of Directors must meet the requirements set out in current legislation, in the specific regulations applicable to credit institutions, in the Bylaws, in the Regulations of the Board and in the Selection Policy.

In the performance of its functions, the Appointments and Corporate Governance Committee may employ external services to select potential candidates, when it deems this necessary or appropriate. In this respect, the Committee has enlisted the services of EgonZehnder for the financial year 2023.

Duration of term and dismissal:

BBVA Directors will hold their position for the term set out in the Bylaws (that is, 3 years, after which they may be re-elected one or more times for an additional three-year term) or, if they have been co-opted, until the first General Shareholders’ Meeting has been held. They will resign from their post when the term for which they were appointed expires, unless they are re-electeds . In any case, the Directors, including he Chair and Chief Executive Officer, will resign from their posts upon reaching 75 years of age, and must submit their resignation at the first meeting of the Bank’s Board of Directors held after the General Shareholders’ Meeting approving the accounts for the financial year in which they reach said age.

The Bylaws and the Regulations of the Board of Directors do not establish any additional limitations on the term of office for independent Directors beyond those set out in prevailing law and regulations.

As set forth in Article 12 of the Regulations of the Board of Directors, directors must also inform the Board of Directors of any circumstances that may affect them and harm the Company’s standing and reputation, and any circumstances that may have an impact on their suitability to perform their role.

Likewise, in addition to the situations and events provided for in applicable legislation, and as set out in Article 12 of the Regulations of the Board of Directors, Directors must offer their resignation to the Board of Directors and accept the Board’s decision regarding their continuity in office. Should the Board decide against their continuity, they are required to tender their resignation, in the following circumstances:

If they find themselves in circumstances deemed
incompatible or prohibited under current legislation, in the Bylaws or in the Regulations of the Board of Directors;

When significant changes occur in their personal or
professional situation that may affect the status under which they were appointed to the Board;

In the event of serious breach of their duties in the
performance of their role as Director;

When, for reasons attributable to them, acting in their
capacity as Director, serious damage has been done to the Company’s equity, standing or reputation; or

When they are no longer suitable to hold the status of
Director at the Bank.

During financial year 2023, the Board of Directors was not informed, nor did it become aware, of any situation affecting a Director, whether or not related to his or her performance at the company itself, which could damage BBVA’s credit and reputation.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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5. Board of Directors

5.3. Structure of the Board of Directors

The structure of the Board of Directors is characterised by a clear assignment of responsibilities and a system of checks & balances to prevent or, as the case may be, mitigate the concentration of power in a single person or body and in relation to which the following elements should be highlighted:

A clear separation of roles in the executive realm
between the Chair and the Chief Executive Officer, and with a differentiated organisational structure, as established in the Regulations of the Board, which is supplemented with the direct reporting line to the Board by the heads of the control functions (Regulation & Internal Control and Internal Audit).

The role of Deputy Chair, also elected from among the
independent Directors, to replace the Chair of the Board if that post is vacant, or if the incumbent is absent or otherwise unavailable due to illness or a conflict of interest.

The role of Lead Director, also assigned to an
independent Director elected by the non-executive Directors. The Lead Independent Director is assigned the duties set out in Article 21 of the Regulations of the BBVA Board of Directors.

The existence of various Committees, with differentiated
roles supporting the Board of Directors, and which have a composition tailored to the duties and functions ascribed to each of them, including the cross participation of their members on various Committees, thus promoting the exchange of opinions, criteria and knowledge, and enriching the debate that takes place within the Board.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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5. Board of Directors

LEADERSHIP

Leads, chairs and ensures the proper functioning of the Board Drives the Group’s strategy and leads the transformation process Institutional representation of the Bank	Full and direct interaction with the Board Steers the Group’s businesses, receiving direct report from the Heads of Business Areas Manages the day-to-day running of the Bank

CHECKS AND BALANCES

High degree of independence	Independent Lead Director	Deputy Chair	Chairs of the Committees

Board (66,66% Independent Directors)	Key role with broad responsibilities	Independent Director	Independent Directors on the monitoring and control Committees

Committees (majority of independent Directors)	Constant interaction with the Board members	Stands in for the Chair of the Board in the event of absence or where temporarily indisposed	Key role in steering the Committees

	Direct interaction with investors and supervisors		Positions periodically renewed or switched to ensure independence
All the Committee chairs report to the Board on the activities of each Committee

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	47

5. Board of Directors

In addition, it should be noted that as part of the Board evaluation process for the 2023 financial year, the Appointments and Corporate Governance Committee has found that:

The Board has a suitable structure that has enabled it to comply with all the functions assigned to it. Its arrangement favours an adequate functioning of the Board and facilitates the management of the Bank and the Group in an efficient and integrated manner, by allowing the corporate bodies to perform their decision-making and supervisory and control functions in a scheme that ensures a good balance of powers.

The executive chair model is also an asset when it comes to the Bank’s corporate governance, having proven its effectiveness in ensuring the proper functioning of the corporate bodies and efficient management at the executive level, while also helping to coordinate and unify the Group’s senior executives and ensure that they work in harmony with the corporate bodies. All within the framework of a system based on a precise allocation of duties and a clear separation between the spheres of action of the Chair and the Chief Executive Officer, in the framework of a differentiated organisational structure which, together with the structure and operating model of the corporate bodies, ensures the existence of an appropriate separation of powers within the corporate bodies and the Group as a whole.

Among the functions of the Lead Independent Director is the interaction with other members of the Board of Directors, which is carried out on an ongoing basis through the meetings held during the financial year 2023, as follows:

Individual meetings with the Bank’s non-executive
Directors, in order to ascertain their opinions regarding the operation of the Bank’s corporate bodies and any suggestions for improvement that may be considered. This meetings are held on a recurring basis coinciding with the Board meetings and always seeking to ensure that each Director holds at least two meetings a year with the Lead Independent Director, in addition to being held at any time, should any of the Directors so request.

In addition to these individual meetings, meetings are held
periodically, promoted by the Lead Independent Director, with the participation of all non-executive Directors, to discuss the issues that they consider may facilitate the evolution and improvement of BBVA’s Corporate Governance.

Individual meetings held with the non-executive Directors
within the framework of the annual performance review of the Board and the performance of the Chair’s and the CEO’s duties, as described in Section 7 below.

Meetings with shareholders and investors, complementing
their permanent interaction with the executive areas and with the Bank’s executive Directors, participating in the most relevant meetings of the Corporate Governance Roadshow held every year prior to the General Shareholders’ Meeting within the framework of the policy of continuous dialogue with the main shareholders and voting advisors.

Dialogue with the Bank’s main supervisors in order to allow
the supervisors to know the Lead Independent Director’s perspective on his functions and any other matters required by them in the performance of their supervisory activity.

During financial year 2023, the Lead Independent Director held a total of 48 meetings with the rest of the non-executive Directors, without the attendance or representation of any executive Board Member

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	48

5. Board of Directors

5.4. Functioning of the Board

The Board of Directors’ operating model is configured in such a way as to allow it to adequately perform its functions and, to this end, the Board has a governance model that ensures the participation of the Directors, with full freedom of criteria, based on (i) a decision-making and supervision and control model; (ii) a complete, adequate and consistent information model; and (iii) proactive management of identified conflicts of interest, both real and potential.

In accordance with the Regulations of the Board of Directors, the Board holds ordinary monthly meetings in accordance with the annual calendar of meetings prepared prior to the start of the year, and extraordinary meetings as often as deemed necessary.

As a complement to the information on the dedication and commitment of Directors described in section 5.1.2. the following table breaks down the Board meetings held in financial year 2023:

Number of Board meetings	13
Number of Board meetings without the Chair in attendance	0
Number of meetings attended in person by at least 80% of the Directors	13
% of in-person attendance of the total number of votes cast during the financial year	99.49%
Number of meetings where all Directors, or proxies granted with specific instructions, attended in person	13
% of votes cast by Directors attending in person and through proxies granted with specific instructions of the total number of votes cast during the financial year	100%

5.4.1. Decision-making model

BBVA has a decision-making process, typically starting at the Bank’s executive areas, which draw up bottom-up decision proposals aligned with the main strategic decisions already adopted by the Board, which are then submitted to the competent corporate bodies for further analysis, debate, scrutiny and decision, and on the basis of an informational model that provides complete, integral, adequate and consistent information (the “Decision-making model”).

This model is characterized by the interaction of the different corporate bodies with each other and with the heads of the executive areas, generating recurring spaces for analysis and debate in order to make decisions that are aligned with the Bank’s social interest and Purpose.

Once the decisions have been taken by the corporate bodies, the executive areas develop and implement them (top-down), while also reporting on them to the competent corporate bodies for supervision and control, in accordance with the supervision and control model.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	49

5. Board of Directors

5.4.2. Supervision and control model

To ensure that the corporate bodies are able to fulfil the supervision and control functions assigned to them, BBVA has a set of processes in place to steer the way in which the corporate bodies carry out these functions, thus ensuring that the decisions made by the corporate bodies themselves are properly acted upon and that the desired results are achieved or, as the case may be, specific aspects an be identified that require action to be taken (the “Supervision and Control Model”).

Supervisory and control functions in each specific area are exercised by the Board of Directors both directly, at its meetings, and through the activity of its various Committees, which play a key role in supervising and controlling the management.

Thus, the Committees support the Board in its supervisory and control functions by monitoring issues that fall within the remit, doing so more frequently and in more detail than in the case of the Board, to which also they regularly report on the most relevant issues addressed by each of them.

Reinforced majorities other than those required by law are not required for any type of decision.

The Company has not entered into any significant resolutions that would become effective, be modified or terminate in the event of a change of control of the Company as a result of a takeover bid.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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5. Board of Directors

5.4.3. Information model

The decision-making and supervisory and control models described above are complemented by an information model that ensures that the corporate bodies have all the necessary and timely information to carry out their assigned functions.

Most notably, under BBVA’s information model, the corporate bodies receive information that is: (i)

Complete (ii) Comprehensive, (iii) Adequate and (iv) Consistent.

The information model brings together information from various sources that enables Directors, after evaluating it as a whole, to constructively and critically debate issues submitted for consideration within the corresponding corporate bodies and perform the duties assigned to them.

As regards the procedure for ensuring that the Directors receive, in due course, all the information they need to prepare for the meetings of the governing bodies in good time, it should be noted

that, pursuant to Article 5 of the Regulations of the Board of Directors, the Directors shall have, prior to the meetings, all information needed to form an opinion with respect to the matters within the remit of the Bank’s corporate bodies and may ask for any additional information and advice required to perform their duties. They may also ask the Board of Directors for external expert help for any matters put to their consideration whose special complexity or importance so requires.

These rights will be exercised through the Chair or Secretary of the Board of Directors, who will attend to requests by providing the information directly or by establishing suitable arrangements within the organisation for this purpose, unless a specific procedure has been established in the regulations governing the Board of Directors’ Committees.

In addition, in accordance with the provisions of Article 28 of the Board Regulations, the Directors will be provided with such information or clarifications as deemed necessary or appropriate with regard to the matters to be discussed at the meeting, either before or after the meetings are held.

Thus, information is made available to the Bank’s corporate bodies prior to their meetings by means of an electronic tool to which all Board members have access.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6. Board Committees

The BBVA Board of Directors has a structure of Committees, which assist it in matters that fall within their respective remits and which have been set up on the basis of an appropriate distribution of functions, as set out in their corresponding regulations.

In discharging their functions, the Committees carry out an in-depth review of the matters and proposals that correspond to them, thus making them an essential part of the decision making and supervisory and control structure described above.

All the Board Committees have their own regulations, which have been approved by the Board and are available on the Bank’s corporate website (www.bbva.com), under “Shareholders and Investors”, “Corporate Governance and Remuneration Policy”, within the “Board committees” section. There were no changes in the Regulations of the committees in financial year 2023.

Board of Directors

EXECUTIVE COMMITTEE

- Supports the Board in its decision-making and performs monitoring and control functions on strategic targets such as budgets, capital and liquidity and main projects
- Authorised to make decisions on certain matters delegated to it by the Board

AUDIT COMMITTEE

- Oversight of the preparation the financial and non financial information and public information
- Oversight of the Internal Audit function
- Relationship with the external auditor

RISK AND COMPLIANCE COMMITTEE

- Supports the Board in its decision-making relating to risk
- Monitors the Group's financial and non-financial risks with a holistic view
- Supervises the Compliance function
- Promotes a risk and compliance culture across the Group

REMUNERATION COMMITTEE

- Proposes resolutions on remuneration issues concerning Directors, senior management and other risk-takers, including strategic KPIs linked to remuneration
- Oversight of the implementation of the remuneration policies and arrangements

APPOINTMENTS AND CORPORATE GOVERNANCE COMMITTEE

- Assessment of the performance of the Board and the executive Directors
- Oversight of the Bank's and its Group's Corporate Governance
- Oversight of the Board composition and Director selection processes

TECHNOLOGY AND CYBERSECURITY COMMITTEE

- Monitoring of the Group's technology strategy
- Support for cybersecurity management oversight
- Support in the monitoring of technological risk

Governance of SUSTAINABILITY by the corporate bodies has the **Board** at its core, which defines the strategy in this area and supervises its implementation in the Group with the support of the various committees within the framework of their respective competencies.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6. Board Committees

6.1. Composition of the Committees

The various Committees attached to the Board have a composition tailored to the duties and functions ascribed to each of them, including the cross participation of their members on various Committees, thus promoting the exchange of opinions, criteria and knowledge, and enriching the debate that takes place within the Board, with a predominance of independent Directors sitting on the non-executive Committees.

Director	Executive Committee	Audit Committee	Appointments and Corporate Governance Committee	Remuneration Committee	Risk and Compliance Committee	Technology and Cybersecurity Committee

Carlos Torres Vila	C					C

Onur Genç	M

José Miguel Andrés Torrecillas	M	C	C

Jaime Félix Caruana Lacorte	M	M			M

Sonia Dulá		M			M

Raúl Catarino Galamba de Oliveira			M		C	M

Belén Garijo López	M		M	C

Connie Hedegaard Koksbang		M

Lourdes Máiz Carro		M		M

José Maldonado Ramos	M		M

Ana Cristina Peralta Moreno		M		M

Juan Pi Llorens			M		M	M

Ana Leonor Revenga Shanklin				M	M	M

Carlos Vicente Salazar Lomelín				M

Jan Paul Marie Francis Verplancke				M		M

EXECUTIVE COMMITTEE	6 Members	Executive Chair	50% Independent	16.66% Other External	33.33% Executive	19 meetings

AUDIT	6 Members	Independent Chair	100% Independent	0% Other External	0% Executive	12 meetings

RISK AND COMPLIANCE	5 Members	Independent Chair	80% Independent	20% Other External	0% Executive	22 meetings

REMUNERATION	6 Members	Independent Chair	83.33% Independent	16.66% Other External	0% Executive	5 meetings

APPOINTMENTS AND CORPORATE GOVERNANCE	5 Members	Independent Chair	60% Independent	40% Other External	0% Executive	5 meetings

TECHNOLOGY AND CYBERSECURITY	5 Members	Executive Chair	60% Independent	20% Other External	20% Executive	8 meetings

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6. Board Committees

6.2. Rules of organisation and functioning of the Committees

All Board Committees have their own set of regulations, which set out the principles steering the actions of each Committee and establish the basic rules governing their organisation and functioning.

The main rules governing the organization and operation of the BBVA Board Committees are summarized below.

The Committees meet whenever they are called by their Chair, who also sets the agenda for their meetings and chairs them. In the absence of the Committee Chair, the meeting will be chaired by the most senior independent Director on the Committee and, if two or more members have the same tenure, then by the oldest one, except in the case of the Technology and Cybersecurity which shall be chaired by the most senior director on the Committee and, in the case of Executive Committee, which is governed in this respect by the provisions of the Bylaws 5. The Committee Chair shall further ensure that all members participate freely in the deliberations and shall encourage constructive dialogue among them, thus promoting the free expression of their opinions.

The Secretary of the Committee shall be the Secretary of the Board or, if so named by the Board, the Deputy Secretary of the Board.

Committee meetings may be attended, when considered necessary or desirable, by executive officers in charge of business areas responsible for matters that fall within the Committees’ respective remits, as well as by those persons within the Group who have knowledge of, or responsibility for, the matters contained on the agenda. However, it must be ensured that the presence of persons from outside the Committee, such as Bank executives and employees, at Committee meetings is limited to those cases in which it is necessary and solely for those items on the agenda for which they have been called.

Each Committee shall be deemed to be validly constituted when more than half of its members are present or represented at the meeting. Committee members shall attend meetings in person, or, when they are unable to do so, shall grant a proxy to a fellow Committee member, giving appropriate instructions and notifying this circumstance also to the Committee Chair. The Committee will be validly convened without the need for advance notice if all its members are present and unanimously agree to hold a meeting there and then. Furthermore, resolutions will be passed by an absolute majority of the votes present or represented.

In addition, each Committee shall endeavour to draw up an annual calendar of meetings, taking into account the time to be devoted to the various functions. The call for ordinary meetings shall include the agenda and shall be issued in writing with the necessary prior notice, ensuring that all Committee members receive the relevant information and documentation sufficiently in advance for the proper performance of their duties, unless, in the opinion of the Chair and in exceptional cases only, such information should not be made available ahead of the meeting for reasons of confidentiality. Extraordinary Committee meetings may be convened by telephone or by any other means of remote communication, and the requirements set out in the preceding paragraph may be disapplied when, in the opinion of the Committee Chair, the prevailing circumstances so justify.

The Committees may likewise engage the services of external advisors on relevant matters when deemed appropriate, with any such engagement to be arranged through the Secretary of the Committee.

(5) . The Executive Committee will be chaired by the Chair, who will be an ex-officio member thereof. In the Chair’s absence, it will be chaired by the Deputy Chair or Deputy Chairs of the Board of Directors who sit on the Committee, following the order established under article 38 of these Bylaws, and otherwise by the Executive Committee member decided by the Committee.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6. Board Committees

Minutes shall be taken of the meetings held by each Committee, which, once approved, shall be signed by the Secretary and countersigned by the Committee Chair, or by the person acting as such at the corresponding meeting. Subsequently, the Committee Chair shall report to the Board of Directors, at its ordinary meetings, on the activities carried out on and the resolutions passed by the Committee. The minutes, once approved by the Committee, shall be made available to all members of the Board of Directors.

Likewise, each Committee shall likewise submit an Annual Report on its activities to the Board of Directors so that the Board may review its functioning.

Other aspects relating to its organisation and operation shall be governed by the provisions of the Regulations of each Committee. Any matters not provided for in the respective regulations of each Committee will be governed by the Regulations of the Board of Directors, insofar as applicable.

Likewise, within the framework of the annual process of evaluation of their operation, all the Board Committees have prepared and submitted to the Board of Directors a report detailing the activity carried out by each one of them during the 2023 financial year in the exercise of their functions.

6.3. Executive Committee

6.3.1. Composition of the Executive Committee

In accordance with the provisions of the Regulations of the Board of Directors (Article 30) and the Regulations of the Executive Committee (Article 3), the Committee is made up of a minimum of four Directors appointed by the Board of Directors, ensuring that the non-executive Directors constitute a majority over the executive Directors.

The Chair of the Board of Directors shall be an ex officio member of the Committee.

At 31 December 2023, the composition of the Executive Committee was as follows:

NAME	ROLE	TYPE

Carlos Torres Vila	Chair	Executive

Onur Genç	Member	Executive

José Miguel Andrés Torrecillas	Member	Independent

Jaime Félix Caruana Lacorte	Member	Independent

José Maldonado Ramos	Member	Other external

Belén Garijo López	Member	Independent

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6. Board Committees

6.3.2. Functions of the Executive Committee

Pursuant to Article 46 of the Bylaws, Article 30 of the BBVA Board of Directors Regulations and Article 1.2 of its own Regulations, the Executive Committee shall be responsible for those matters pertaining to the Board that the Board, in accordance with the Law, the Bylaws, the Board Regulations or its own Regulations, agrees to delegate to it.

In particular, in accordance with the powers granted on it by Article 5 of the Regulations of the Executive Committee, the Committee shall perform the following functions:

Supporting the Board in its decision-making:

I.

Regarding strategy: establishing the bases on which proposals to be submitted to the Board in relation to the Strategic Plan or other strategic decisions such as the Risk Appetite Framework (RAF) are prepared and scrutinising them in advance; analysing in advance the strategic and financial aspects of the motions and proposals to be laid before the Board in relation to corporate transactions that fall within its decision-making remit; and reaching decisions or performing the mandates which, in these areas, are expressly delegated to it by the Board, once the decisions reserved for the Board have been duly taken.

II.

Regarding budgets: prior analysis of budget proposals submitted to the Board; adoption of the corresponding decisions in execution of the budget approved by the Board; and analysis of deviations from the approved budget.

III.	Regarding finance: establishing the bases on which proposals to be submitted to the Board in relation to the Bank’s financing plan, capital and liquidity structure and dividend policy; and decision-making on the implementation of mandates conferred upon it by the Board in these areas.

IV.

Regarding business risk: analysing matters relating to business risk in the proposals and plans submitted to the Board; and reputational risk: analysis, assessment and management of reputational risk issues.

Reporting in advance on policies to be submitted to the Board and approving general policies of the Company and its Group: analysing, prior to their scrutiny by the Board, general Group-wide or Company-specific policies which, in accordance with the law or internal regulations, must be approved by the Board, except for policies relating to issues handled by other Board Committees, which will be approved or reported to the Board beforehand by the relevant Committee.

Oversight and control of the following matters: (i) Group activity and results; (ii) budgetary monitoring; (iii) progress towards the Strategic Plan, by analysing key performance indicators established for this purpose; (iv) monitoring of the Group’s funding and liquidity plan and capital position, as well as the activities of the Assets and Liabilities Committee; (v) monitoring of changes in the risk profile and core metrics defined by the Board; (vi) share price performance and changes in shareholder composition; (vii) analysis of the markets in which the Group operates; and (viii) progress in relation to agreed projects and investments that fall within its remit, as well as those agreed by the Board in the strategic realm.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6. Board Committees

Decision-making powers on the following matters: (i) investments and divestments between EUR 50 million and EUR 400 million, unless they are of a strategic nature, in which case they will be the Board’s responsibility; (ii) plans and projects that are considered to be of importance to the Group and that arise from its activities, and that are not within the remit of the Board; (iii) decisions regarding the assumption of risks that exceed the limits set by the Board, which must be reported to the Board at its first meeting thereafter for ratification; (iv) granting and revoking of the Bank’s powers; (v) proposals for the appointment and replacement of directors in the Bank’s subsidiaries or affiliates with more than EUR 50 million in equity; and (vi) authorising executive Directors to hold directorships at companies controlled, directly or indirectly, by the Bank or in which the Group holds a stake.

6.3.3. Activities of the Executive Committee during the financial year

In 2023, the Committee fulfilled all the functions assigned to it and reported on its activities to the Board of Directors on a monthly basis throughout the financial year.

Decision-making support functions for the Board of Directors

In relation to the Board’s decision-making support functions, the Committee’s joint analysis of the bases of the main management elements, such as the budget, the risk appetite framework, and the associated capital and liquidity and financing plans, should be highlighted. This is an essential task to ensure the integrity, coordination, consistency and coherence of the Group’s various forward-looking strategic processes, taking into account their common aspects and promoting the integration of the pillars of the Strategic Plan defined by the Board.

Likewise, the Committee has analyzed, prior to the Board, the proposals for shareholder remuneration presented during the financial year, both with regard to ordinary remuneration, (through cash payment and through a program for the payment of the following share repurchase program); as well as the extraordinary remuneration in the form of a share repurchase program implemented in the last quarter of the year.

With regard to the corporate transactions whose approval is the responsibility of the Board, the Committee analyzed their alignment with the Group’s strategy and their impact on the entity’s business risk and financial variables.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6. Board Committees

Monitoring and control functions

In relation to the monitoring and control functions, and with regard to the review of the entity’s activity throughout the year, the Committee analyzed the monthly evolution of the main business variables, based on the objectives defined in the Budget and in the Risk Appetite Framework, approved for 2023.

The Committee also continuously monitored the economic, financial and market environment throughout the year, as well as the potential impact of its evolution on the management of the Group’s businesses.

In this context, it is also worth mentioning the special attention and close monitoring by the Committee of the evolution of the economic, financial and regulatory environment of the countries in which the Group operates, proactively managing the changes that have occurred in each country.

On the other hand, the Committee’s work in monitoring and analyzing the evolution of the Bank’s balance sheet, where the focus this year has been on the active management of capital, liquidity and currencies, in order to adapt them to the new environment, is noteworthy.

In the field of sustainability, it examined the entity’s progress in integrating sustainability into its business, risks and governance, both through the indicators defined for this purpose and by reviewing progress in direct and indirect decarbonization plans, the mobilization of sustainable business and the Community Commitment.

In 2023, the Committee monitored and analyzed the projects associated with the strategic priorities defined by the entity, as well as the investments made by the Group during the financial year.

Other activities

Finally, it is worth mentioning the Committee’s activity in relation to the authorization of the appointment of directors in subsidiaries or companies in which the Group has an interest, as well as the granting of powers of attorney to employees and executives of the Bank, all in accordance with the terms proposed by the corresponding Areas.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6. Board Committees

6.4. Audit Committee

6.4.1. Composition of the Audit Committee

In accordance with the provisions of the Regulations of the Board of Directors (Article 32) and the Regulations of the Audit Committee (Article 3), the Audit Committee shall be composed of a minimum of four Directors. At least one member must be appointed on the basis of their knowledge and experience in accounting, auditing or both. As a whole, the Committee members will possess relevant technical expertise in the financial sector.

The Board will, from amongst its members, likewise appoint the Chair of this Committee, who must be replaced every four years but may be re-appointed one year after the end of their term of office.

At 31 December 2023, the composition of the Audit Committee was as follows:

NAME	ROLE	TYPE

José Miguel Andrés Torrecillas*	Chair	Independent

Jaime Félix Caruana Lacorte*	Member	Independent

Lato-RegularConnie Hedegaard Koksbang	Member	Independent

Sonia Dulá*	Member	Independent

Lourdes Máiz Carro*	Member	Independent

Ana Cristina Peralta Moreno*	Member	Independent

*Have been appointed on the basis of their knowledge and experience in accounting and/or auditing.

José Miguel Andrés Torrecillas was appointed Chair of the Audit Committee on 26 April 2023.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6. Board Committees

6.4.2. Functions of the Audit Committee

The main task of the Audit Committee is to assist the Board of Directors in overseeing the preparation of the financial statements and public information, and to oversee relations with the external auditor and Internal Audit.

More precisely, in accordance with the powers assigned to it by Article 5 of the Regulations of the Audit Committee, and notwithstanding any other functions assigned to it by Law, by the Bank’s internal regulations or by resolution of the Board, the Audit Committee is entrusted with the following functions, inter alia:

In relation to overseeing the financial statements and public information:

∎	To oversee the process of preparing and reporting financial information and to submit recommendations or proposals to the Board for safeguarding data integrity.

∎	Analyse, prior to their submission to the Board and in enough detail to guarantee their accuracy, reliability, sufficiency and clarity, the financial statements of the Bank and of its consolidated Group contained in the annual, six-monthly and quarterly reports, as well as all other required financial and related non-financial information.

∎	Ensure that the scope of consolidation is accurately defined, that accounting criteria are properly applied, that all relevant changes are made to the accounting principles used, and that the financial statements are properly presented.

∎	Monitor the effectiveness of the Company’s internal control as well as its risk management systems, in terms of the process of preparing and reporting financial information, including tax-related risks, and discuss with the auditor any significant weaknesses detected in the internal control system during the audit, without undermining its independence.

In relation to the Internal Audit function:

∎	Propose the selection, appointment, re-election and removal of the Head of the Internal Audit function to the Board of Directors; monitor the independence, effectiveness and functioning of the Internal Audit function; analyse and set objectives for the Head of the Internal Audit function and conduct a performance evaluation; ensure that the Internal Audit function has the necessary material and human resources; and analyse and, where appropriate, approve the annual work plan for the Internal Audit function.

∎	Receive monthly information from the Head of the Internal Audit function regarding the activities carried out by it, and regarding any incidents and obstacles that may arise, and verify that Senior Management takes into account the conclusions and recommendations of the reports; and also follow up on these plans.

∎	Receive information on the audited units’ degree of compliance with corrective measures previously recommended by the Internal Audit area and inform the Board of those cases that may involve a significant risk for the Group.

In relation to the external audit process:

∎	Submit to the Board any proposals for the selection, appointment, re-election and replacement of the external auditor, taking responsibility for the selection process in accordance with applicable regulations, as well as for the engagement terms, and periodically obtain information from the external auditor on the external audit plan and its execution, in addition to preserving its independence in the performance of its functions.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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∎	Ensure the independence of the auditor: (i) preventing the auditor’s caveats, opinions or recommendations from being compromised, ensuring that the auditor’s remuneration for its work does not compromise its quality or independence; and (ii) establishing the incompatibility between the provision of audit and consulting services.

∎	Establish appropriate relationships with the auditor in order to receive information regarding any issues that may threaten their independence and any other issues related to the account audit process.

∎	Where appropriate, authorise the provision of additional services by the auditor or associated persons or entities, excluding prohibited services, as required by applicable regulations in each case, under the terms provided for in auditing legislation.

∎	Issue, on an annual basis and before the audit report is issued, a report expressing an opinion on whether the auditor’s independence has been compromised. This report must contain a reasoned assessment of each of the additional services mentioned in the previous section, considered individually and collectively, over and above the legal audit and in relation to the independence requirements or to the rules governing the account auditing process.

∎	Ensure that the auditor holds an annual meeting with the full Board of Directors to inform it of the work undertaken and developments in the Company’s risk and accounting situations.
∎	Receive information on any infringements, situations requiring adjustments, or anomalies that may be detected during the course of the external audit, insofar as relevant, the assessment of which shall be at the discretion of the auditor.

The functions of the Audit Committee likewise include the following:

∎	To acknowledge reports, documents or communications from the external supervisory bodies relating to the scope of the Committee’s functions on the terms indicated above.

∎	To report, prior to any decisions to be adopted by the General Shareholders’ Meeting, the Board of Directors or the Executive Committee, on all matters that fall within its remit in accordance with the Law, the Bylaws, the Regulations of the Board of Directors, or the committee’s own Regulations and, in particular, on the financial information that the Company must disclose to the public; on the economic conditions and accounting impact of significant corporate transactions and restructurings; on the creation or acquisition of interests in special purpose vehicles or entities domiciled in territories considered tax havens; and on transactions with related parties.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6.4.3. Activities of the Audit Committee during the financial year

In 2023, the Committee fulfilled all the functions assigned to it, reporting monthly on its activities to the Board of Directors throughout the financial year.

In relation to the oversight of the financial statements and public reporting

In relation to overseeing the financial statements and public disclosures, the Committee analysed and oversaw the process of preparing and presenting financial and non-financial information related to the Bank as well as its consolidated Group in the annual, half-yearly and quarterly reports, in order to determine its accuracy, reliability, adequacy and clarity, prior to its submission to the Board.

These oversight functions, on financial and related non-financial information, have been carried out by throughout the year, in which it monitored the monthly trend in the balance sheet and income statement, the quarterly and semi-annual Financial Statements, the closing results for each period and the process for preparing the corresponding financial information and non-financial, paying close attention to the accounting principles, policies, criteria and valuations applied, the changes therein, as well as to the accounting regulations and the requirements established on non-financial information, in addition to monitoring the evolution of the Group’s consolidation perimeter.

In addition, the Committee continuously monitored and analysed, on a monthly basis, the main potential impacts on the business, balance sheet and income statement of the Bank and its Group from an accounting perspective. In particular, the analysis and monitoring of: (i) the breakdown of the qualitative and quantitative impacts following the implementation of IFRS 17 on insurance contracts; (ii) the equity impacts derived from the consideration of Venezuela,

Argentina andTürkiye, due to their status as hyperinflationary economies; (iii) BBVA’s share buyback programme; (iv) the temporary tax on banks for 2023 and 2024; (v) the update on macroeconomic information for calculating the expected loss from credit risk, in accordance with IFRS 9; (vi) the review of the model and associated parameters (recalibration, in accounting jargon) for calculating provisions, as well as the management adjustments made to the provisions allocated, due to the lingering uncertainty throughout the year in relation to the macroeconomic outlook; (vii) the analysis of indications of impairment on goodwill, as recorded in the Group’s accounts, corresponding to the main cash-generating units (CGUs), in accordance with IAS 36; (viii) the valuation of the stake in Garanti BBVA in the accounts of BBVA S.A.; and (ix) changes in the accounting policies or criteria applicable to the Bank and its Group, among others.

Hence, prior to their drafting and/or approval by the Board, the Committee oversaw the preparation of the individual and consolidated annual financial statements for the financial year together with the Statement of Non-Financial Information, the half-yearly and quarterly financial statements, as well as other relevant financial information, including the CNMV Universal Registration Document, US SEC Form 20-F of the Securities and Exchange Commission (SEC), and the Prudential Relevance Report, among others, submitting to the Board the corresponding reports and/or opinions of the committee on the financial information of the Bank and its Group.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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In addition, and as part of the financial information monitoring process, the Committee oversaw the sufficiency, suitability and effective functioning of the internal control systems in place for the preparation of financial information, including tax-related systems. It also examined the reports issued internally by the executive areas of the Bank and by the external auditor, respectively, on the effectiveness of the system of internal control over financial reporting, submitting reports of the Committee to the Boardon the sufficiency of the internal control systems put in place by the Group for the generation of financial information.

In connection with External Audit

With regards to activities related to the external audit, the Committee has maintained appropriate relationships with the heads of the external auditor, during each of the monthly meetings it has held, in order to ascertain the planning, stage and progress of the Annual Plan established for performing its work in connection with the audit of the Bank and Group annual financial statements, of the interim financial statements, and of other financial information subject to review during the account auditing.

Moreover, the Committee received from the external auditor and examined the audit opinions, the limited review opinion reports and communications required by auditing legislation, notably the engagements carried out on the Group’s key financial information; other regulatory engagements required by the regulations applicable to the external auditor; and the confirmations on its independence with respect to the Bank and the companies of its Group.

In connection with Internal Audit

With regard to tasks carried out by Internal Audit, whose head officer reports directly to the Audit Committee at each of its monthly meetings, the Committee ensured that Internal Audit has the necessary material and human resources for the effective performance of its functions, overseeing the efficiency and operation of the role as well as its independence from other areas of the Bank for such purpose.

Similarly, while overseeing the key financial information of both the Bank and its Group, the Committee analysed the Group’s main tax figures, monitoring, inter alia, the real tax rate, the updates made to BBVA’s Tax Policy, total tax risk, the tax position on capital, as well as the main criteria used, the key decisions made and the impact on the Group’s financial information.

In relation to the independence required of the external auditor, the Committee ensured that its work is carried out freely, without interaction and with the full cooperation of the Group’s management, as well as the application of internal procedures that prevent potential conflicts of interest; verified the statements made by the external auditor regarding the confirmation of its independence vis-à-vis BBVA and its Group; and issued reports in accordance with applicable legislation. The Committee also examined, prior to its submission to the scrutiny of the Board, the overall proposal for the external auditor’s fees for 2023.

The Committee having been informed by the Head of Internal Audit, ratified the engagement of additional auditing services not included in the global services proposal submitted by the external auditor, which had been pre-approved by the Committee Chair, analysing their compliance with the applicable independence requirements.

More precisely, the Committee analysed and approved the Annual Internal Audit Plan for the 2024 financial year, also overseeing at each of the monthly meetings held the progress made towards of the Annual Internal Audit Plan for the 2023 financial year, and the activity and reports issued by the area. It was also

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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notified of the result of its most relevant work, weaknesses and opportunities for improvement identified, and the recommendations made by the Internal Audit as a result of its review engagements.

The Committee received regular information on the Strategic Plan drawn up by Internal Audit for the 2020-2024 period and oversaw the degree of progress made during the year, while analysing the degree of achievement in relation to all projects established for each of the strategic priorities in place.

The Committee also analysed the proposal to update the regulation of the Internal Audit Charter, before it was submitted to the Board of Directors for its consideration and reviewed the performance of the head of the Internal Audit function based on the indicators and targets approved by the Board of Directors.

The Committee also received reports on the findings of the review of the Internal Audit function carried out by an independent external expert (KPMG), with the function earning the highest score possible in relation to compliance with the International Standards for the Professional Practice of Internal Auditing, and with no weaknesses identified that required the issuance of recommendations. The external audit did make various suggestions for improvement, based on best practices in the sector, the implementation of which was not compulsory.

Other activities

Other duties performed by the Committee during the year consisted of: (i) supervising the structure of the business Group; (ii) analysing, prior to decision-making by the Board, the investment transactions planned by the Group, while supervising the tax and transparency implications of the transactions and their expected accounting impact on the Group’s financial statements; and (iii) overseeing the procedure for delegating related-party transactions agreed by the Board, in compliance with the authorisation system provided for in the Corporate Enterprises Act, so as to verify the fairness and transparency of the transactions, as well as compliance with the applicable law governing the delegation of such transactions.

Lastly, during the Bank’s General Shareholders’ Meeting held in 2023, the Committee reported to the shareholders on the main issues that fell within its purview, including oversight of the process of preparing the Bank’s and the Group’s financial information, which had been made available to shareholders for their approval; the findings of the audit and of the Committee’s functions in this regard.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6.4.4. Supervision of financial reporting

Article 32 of the BBVA Regulations of the Board of Directors specifies that the main task of the Audit Committee is to assist the Board of Directors in supervising the preparation of the financial statements and public information, as well the relationship with the external auditor and Internal Audit area.

The Audit Committee maintains direct and ongoing contact with the heads of the Group’s Accounting division through monthly meetings, monitoring the change over time in the main figures on the balance sheet and income statement of the Bank and its Group eachmonth; overseeing the accounting policies, practices and principles as well as the valuation criteria followed by the Bank and the Group during the process of preparing and submitting the corresponding financial information; and analysing changes made in relation to the main applicable accounting regulations, as well as the main impacts that their incorporation has had on the financial information of the Bank and its Group. To this end, the Committee had access to all of the information it required, with the level of aggregation deemed appropriate.

In addition, given that the external audit is one of the core elements in the chain of control mechanisms established to ensure the quality and integrity of the financial information, in accordance with the Regulations of the Audit Committee, it is the Committee’s responsibility to check, at appropriate intervals, that the external audit schedule of work is being conducted under the agreed conditions, and that this satisfies the requirements of the competent authorities and the corporate bodies.

It will also require from the auditor, at least once a year, an assessment as to the quality of the internal control processes relating to the preparation and presentation of the Group’s financial information, scrutinising alongside the auditor any weaknesses detected in the internal control system over the course of the audit, all of this without infringing its independence. This include authority to submit recommendations or proposals to the Board of Directors and setting timelines for their follow-up.

The Committee will also be apprised of any infringements, situations requiring adjustments or anomalies that may be detected during the external audit and are material in nature, i.e. those that, in isolation or as a whole, could cause significant and substantial harm to the Group’s net worth, earnings or reputation. Discernment of such matters will be at the discretion of the external auditor who, if in doubt, must opt to report on them.

These matters are carefully considered by the Audit Committee, which maintains direct and ongoing contact with the external auditors through monthly meetings not attended by the Bank’s executives. At these meetings, the auditors provide detailed information on their work and the results thereof, which enables the Committee to continuously monitor said work and the conclusions thereof, ensuring that it is performed under optimal conditions and without interference from management.

The consolidated annual financial statements submitted to the Board for drafting are certified beforehand by the Group’s Global Head of Finance, María Luisa Gómez Bravo.

Furthermore, to the extent that the ADSs (American Depositary Shares) are listed on the New York Stock Exchange, BBVA is subject to the supervision of the Securities and Exchange Commission (SEC) and therefore, in compliance with the provisions of the Sarbanes Oxley Act and its implementing regulations, the Chair, the Chief Executive Officer and the executive responsible for the preparation of the financial statements sign and file annually the certifications referred to in Sections 302 and 906 of this Act, relating to the content of the financial statements. These certifications are incorporated in the annual prospectuses 20-F submitted by the Company to this authority for registration.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6.5. Risk and Compliance Committee

6.5.1. Composition of the Risk and Compliance Committee

In accordance with the Regulations of the Board of Directors (Article 35) and the Regulations of the Risk and Compliance Committee (Article 3), the Risk and Compliance Committee (RCC) shall comprise at least three Directors, most of them are independent Directors, as is the Chair.

At 31 December 2023, the composition of the Risk and Compliance Committee was as follows:

NAME	ROLE	TYPE

Raúl Galamba de Oliveira	Chair	Independent

Jaime Félix Caruana Lacorte	Member	Independent

Ana Leonor Revenga Shanklin	Member	Independent

Sonia Dulá	Member	Independent

Juan Pi Llorens	Member	Other external

6.5.2. Functions of the Risk and Compliance Committee

The Risk and Compliance Committee assists the Board in determining and monitoring the Group’s (financial and non-financial) risk control and management policy, including the activity of the internal risk control function. It also assists the Board in monitoring the system of internal control, which includes the Compliance function, and in implementing the risk and compliance cultures across the Group.

As a result of its activities and the various reports it receives, the RCC has a complete and Group-wide picture of all the financial and non-financial risks to which the Bank and its Group are exposed. This function is complemented by the closer monitoring of certain non-financial risks carried out by other Board Committees, such as the accounting, tax and public reporting risk functions carried out by the Audit Committee, or technological and cybersecurity risks by the Technology and Cybersecurity Committee.

Article 5 of the Regulations of the Risk and Compliance Committee, as approved by the Board of Directors, sets out the functions assigned to this Committee, which are listed below, without prejudice to any other functions assigned to it by applicable law or regulations, or by the Board of Directors itself from time to time.

1.

Analyse, in accordance with the strategic basis set by the Board or the Executive Committee, and submit to the Board proposals on the Group’s risk control and management strategy, including the Group’s risk appetite and the establishment of a risk level considered acceptable according to the risk profile and capital at risk, broken down by Group businesses and areas.

2.

Propose the policies of control and management of the different risks of the Group, within its scope of competence, in a manner that is consistent with the Risk Appetite Framework established by the Board.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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3.

Monitor the effectiveness of the Regulation & Internal Control function (which includes, inter alia, the Compliance, Internal Risk Control and Non-Financial Risk units) and, in particular: (i) propose to the Board the appointment and removal of the individual responsible for the function; (ii) analyse and establish the objectives of the individual responsible for the function and assess their performance; (iii) ensure that the function has the resources necessary for the effective performance of their function; and (iv) approve the annual work plan of the function and monitor its fulfilment.

4.

Receive monthly information from the head of the Regulation & Internal Control function, as well as from the heads of the Compliance, Internal Risk Control and Non-Financial Risks units, on their activities and on any incidents that may arise, and verify that Senior Management takes into account the findings and recommendations of their reports.

5.

Monitor the change over time of the risks faced by the Group and their compatibility with established strategies and policies, and with the Group’s Risk Appetite Framework then in force, and monitor risk-measurement procedures, tools and indicators established at the Group level to obtain a global view of the risks faced by the Bank and the Group; monitor compliance with prudential regulations and supervisory risk requirements; and analyse measures to mitigate the impact of identified risks, should they materialise.

6.	Analyse the risks associated with strategic projects or corporate transactions to be presented to the Board or the EC, within its scope of competence and, where appropriate, submit a report.

7.	Analyse risk operations that will be submitted to the Board or the Executive Committee for consideration.
8.

Examine whether the prices of the assets and liabilities offered to customers take into account the Bank’s business model and risk strategy and, if not, submit a plan to the Board aimed at rectifying the situation.

9.

Participate in the process of establishing the remuneration policy, checking that it is compatible with an adequate and effective risk management strategy and that it does not offer incentives to assume risks that exceed the level tolerated.

10.

Check that the Group has the means, systems, structures and resources that are consistent with best practices to implement their risk management strategy, ensuring that the risk management mechanisms are adequate in relation thereto.

11.	Provide information on the matters within its competence provided for in law or internal company regulations, prior to the adoption of the corresponding resolutions by the Board, where relevant.

12.

Ensure compliance with applicable regulations on matters related to money laundering, conduct on the securities markets, data protection and the scope of Group activities with respect to competition, and ensure that any requests for action or information made by official authorities on these matters are dealt with in due time and in an appropriate manner.

13.

Receive information about any breaches of applicable regulations and relevant events that the areas reporting to it have detected during its monitoring and control operations, and to be informed of relevant issues related to legal risks that may arise in the course of the Group’s activity.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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14.

Examine draft codes of ethics and conduct and their modifications, prepared by the corresponding area of the Group, and give its opinion in advance of the proposals to be drafted to the Corporate Bodies.

15.

Receive reports, submissions or communications from external supervisory bodies, and confirm that the instructions, requirements and recommendations received from the supervisory bodies are implemented in an appropriate manner in order to correct any irregularities, deficiencies or inadequacies that have been identified.

16.	Promote the risk culture across the Group.

17.	Supervise the Group’s crime risk prevention model.

18.	Review and monitor the systems for the reporting by employees of possible irregularities in financial reporting or other matters.

6.5.3. Activities of the Risk and Compliance Committee during the financial year

In 2023, the Committee fulfilled all the functions assigned to it and reported on its activities to the Board of Directors on a monthly basis throughout the year.

The Committee supported the Board of Directors during the year in performing its duties in relation to risks (financial and non-financial) and internal control, including both decision-making and risk monitoring and control.

Determining the Group’s risk strategy and ensuring alignment with the other strategic processes

Throughout 2023, the Committee aided the Board of Directors in making decisions related to the BBVA Group’s strategy, management and control of risks (financial and non-financial).

The Committee thus analysed, at several meetings, and submitted to the Board of Directors the proposal for the BBVA Group’s Risk Appetite Framework for 2024, on the terms established by the Board of Directors, as well as an update of the Group’s General Risk Management and Control Model, for its scrutiny and approval.

The Committee also analysed the findings of the BBVA Group’s capital adequacy (ICAAP) and liquidity adequacy (ILAAP) assessment processes, on the terms established by the Executive Committee, as well as the Group’s Recovery Plan, prior to their approval by the Board of Directors.

The Committee also headed up the annual review and update of the Group’s general financial and non-financial risk management and control policies.

Moreover, to ensure that BBVA’s remuneration system remains aligned with the Group’s risk strategy, the Committee

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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has participated in the process of reviewing the Remuneration Policies and has participated in the process of reviewing and establishing the remuneration issues for which it is responsible, verifying that the Group’s remuneration practices are consistent with appropriate, effective and prudent risk management.

Lastly, the Committee reviewed the other proposals for decisions submitted to the Board during the year in relation to risk and internal control by the Bank’s executive areas.

Adequacy and sufficiency of resources for risk management and control, and for the promotion of risk and compliance cultures within the Group

The Committee verified that the Global Risk Management (GRM) and Regulation and Internal Control areas —tasked with ensuring sound management and control of financial and non-financial risks within the Group, respectively— have the organisation, structure, sufficient and adequate resources and systems in place to carry out the functions entrusted to them.

For each of these areas, the Committee was informed of the main projects being undertaken to develop new capabilities and fortify existing one, thus enabling the Bank to continue to improve its management and control system over the various types of risks.

In particular, with respect to the Regulation and Internal Control Area, whose Chief Officer reports hierarchically to the Board through the Risk and Compliance Committee, the Committee:

  I.  monitored the effectiveness of the Regulation and Internal Control function;

 II.  took part in the process of setting the objectives for the head of the function;

III.  conducted their performance review; and

IV. approved the Annual Work Plan for the Area.

The Committee likewise reviewed the manner in which both areas worked throughout the year in promoting, fostering and extending the risk and compliance cultures across the organisation, as key elements for prudent and proactive risk management at BBVA.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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Activities relating to the supervision and control of financial risks

In 2023, the Committee monitored the status and trend in the Group’s risk profile and its various types of financial risks, providing it with a comprehensive and Group-wide view of the main risks to which the Bank and its Group are exposed.

In particular, with regard to financial risks, the committee carried out its functions on the basis of the information reported to it at each of its meetings by the executives of the Global Risk Management (GRM) area, doing so from three angles:

I.	global, through monthly reports from the Head of GRM (CRO);

II.	by geographic or business areas, in this case through half-yearly reports from the heads of GRM in Spain, Mexico, Türkiye, South America and the Corporate and Investment Banking Area (C&IB); and

III.

by type of risk, through reports from the heads of wholesale credit risk, retail credit risk, structural risks (liquidity, interest rate, exchange rate, fixed income, equities), market and counterparty risk, model risk, sustainability risk and financial risks affecting the Asset Management and Insurance business units.

As part of the information disclosed in all these reports, the Committee was able to verify compliance with the thresholds established for the various metrics that make up the Group’s Risk Appetite Framework approved by the Board of Directors.

The Committee was also able to verify that: (i) the pricing of deposits and lending deposits offered to customers takes full account of the Bank’s business model and risk strategy; and (ii) the pricing strategy for deposits and lending products offered to customers is in line with the Bank’s business model and risk strategy.

The Committee was also provided with various dashboards and specific reports, on a monthly and bimonthly basis, enabling it to closely monitor the trend in the various metrics of the Risk Appetite Framework and the main management limits in place at the Group and in each of the countries, as well as the liquidity position of the Group and of the various entities, all with a high level of granularity.

Lastly, quarterly reports were given to the Committee on the main credit risk transactions analysed by the committees attached to the GRM Area, regarding the Group’s most relevant credit exposures and those transactions approved at the executive level and subject to an enhanced governance regime due to their qualitative nature.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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Activities relating to the supervision and control of the Group’s internal control model and the management of non-financial risks

In 2023, the Committee monitored the Bank’s internal control model and, in particular, the effectiveness and functioning of the second line of defence to ensure that the various non-financial risks are adequately managed and controlled across the Group, based on a common taxonomy:

In carrying out this work, the Committee received various reports throughout the year:

I.	monthly reports from the Head of Regulation & Internal Control;

II.

bimonthly reports by the Chief Compliance Officer on the general situation regarding compliance risks within the Group. These reports were supplemented by additional periodic reports for each type of compliance risk (anti-money laundering, protection of personal data, and conduct risks) and by specific reports drawn up by external experts engaged to carry out independent reviews of specific areas;

III.	quarterly reports from the Head of Non-Financial Risks and from the Head of Internal Risk Control; and

IV.	regular reports from those responsible for other non-financial risks, such as technology and cybersecurity, legal, employee, fraud, and reputational, etc.

Lastly, the Committee heard about the main communications and inspections carried out by the Group’s supervisory authorities, both domestic and foreign, including the recommendations, weaknesses or areas for improvement identified, as well as the action plans and other measures defined by the executive areas involved to resolve them in due course.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6.6. Remuneration Committee

6.6.1. Composition of the Remuneration Committee

In accordance with the Regulations of the Board of Directors (Article 34) and the Regulations of the Remuneration Committee (Article 3), the Committee is comprised of at least three Directors, all of whom are non-executive and the majority of whom are independent Directors, as is its Chair.

At 31 December 2023, the composition of the Remuneration Committee was as follows:

NAME	ROLE	TYPE

Belén Garijo López	Chair	Independent

Lourdes Máiz Carro	Member	Independent

Ana Cristina Peralta Moreno	Member	Independent

Ana Leonor Revenga Shanklin	Member	Independent

Carlos Vicente Salazar Lomelín	Member	Other external

Jan Paul Marie Francis Verplancke	Member	Independent

6.6.2. Functions of the Remuneration Committee

The main task of the Remuneration Committee is to assist the Board of Directors in remuneration matters within its remit and, in particular, those relating to the remuneration of Directors, senior managers and those employees whose professional activities have a material impact on the risk profile (hereinafter, the Identified Staff), ensuring that the established remuneration policies are observed.

More specifically, in accordance with the powers that are assigned to it by Article 5 of the Regulations of the Remuneration Committee, and notwithstanding any other functions assigned to it by Law, by the Bank’s internal regulations or by resolution of the Board, the Remuneration Committee broadly performs the following functions:

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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1.

Propose to the Board of Directors, for submission to the General Meeting, the Remuneration Policy for BBVA Directors, and also submit to the Board its corresponding report, all in accordance with prevailing law and regulations.

2.	Determine the remuneration of non-executive Directors, as provided for in the Directors’ Remuneration Policy, and submit the corresponding proposals to the Board of Directors.

3.

Determine the extent and amount of individual remuneration, rights and compensation of a financial nature, as well as the other contractual conditions of executive Directors, in accordance with the Directors’ remuneration policy, submitting the corresponding proposals to the Board, so that they may be contractually agreed.

4.	Determine and propose to the Board the objectives and criteria for measuring the variable remuneration of the executive Directors, and evaluate their degree of achievement.

5.

Analyse, where appropriate, the need to make ex-ante or ex-post adjustments to variable remuneration, including the application of reduction or recovery arrangements for variable remuneration, submitting the corresponding proposals to the Board, based on the report from the relevant Committees in each case.

6.

Present an Annual Report on the remuneration of the Bank’s Directors to the Board of Directors, which will be submitted to the Annual General Shareholders’ Meeting, in accordance with prevailing law and regulations.

7.

Propose to the Board of Directors, and oversee the implementation of, the remuneration policy for senior managers and other employees of the Identified Staff, including the process of determining the Identified Staff.

8.

Propose to the Board of Directors, and oversee the implementation of, the remuneration policy for the Group, which may include the policy for senior managers and other employees of the Identified Staff, as stated in the previous paragraph.

9.	Submit to the Board of Directors the proposals for basic contractual conditions for senior managers, including their remuneration and compensation in the event they leave their role.

10.

Directly oversee the remuneration of senior managers and determine, within the framework of the remuneration model applicable to Senior Management at any given time, the objectives and criteria for measuring variable remuneration of the heads of the Regulation and Internal Control function and of the Internal Audit function, submitting the corresponding proposals to the Board of Directors, based on those submitted to it in turn by the Risk and Compliance Committee and the Audit Committee, respectively.

11.

Ensure compliance with the remuneration policies established by the Company and review them periodically, proposing, where appropriate, any modifications that it deems necessary to ensure, among other things, that they are adequate for attracting and retaining the best professionals, and that they contribute to long-term value creation and the adequate control and management of risks, as well as address the principle of equal pay. In particular, the Committee shall ensure that the remuneration policies in place at the Company are subject to internal, central and independent review at least once a year.

12.	Verify the information on the remuneration of Directors and senior managers contained in the various corporate documents, including the Annual Report on the Remuneration of Directors.

13.

Supervise the selection of external advisers, whose advice or support is required for the performance of their duties in remuneration matters, ensuring that any conflicts of interest do not impair the independence of the advice provided.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6. Board Committees

6.6.3. Activities of the Remuneration Committee during the financial year

In 2023, the Committee’s activities primarily involved the functions ascribed to it under Article 5 of its Regulations, while also following the framework set out in the BBVA Directors’ Remuneration Policy, as approved by the General Meeting held on 17 March 2023 (the “Policy”) and in the BBVA Group General Remuneration Policy, updated by the Board of Directors on March 29, 2023, which is generally applicable to all BBVA Group staff and which also contains the specific rules applicable to the Identified Staff, including members of BBVA’s Senior Management. These policies focus on the recurring creation of value for the Group and also seek to align the interests of its employees and shareholders with prudent risk management.

Therefore, below are described the most significant activities carried out by the Remuneration Committee in 2023 in accordance with its functions and with the aforementioned remuneration policies, with the Committee having submitted, where appropriate, to the Board of Directors the corresponding proposals for approval.

BBVA Directors’ Remuneration Policy 2023–2026

More precisely, the Remuneration Committee analysed the proposals for the approval of a new Directors’ Remuneration Policy, which follow from the strategic reflection carried out by the Committee in 2022 in relation to BBVA’s remuneration policies, focusing on the evolution of the variable remuneration model for executive Directors and the rest of the Identified Staff, all with the main aim of fostering the alignment of the remuneration of this group with the creation of value, long-term sustainable performance and sound and effective risk management.

As a result, the Remuneration Committee submitted the proposal of the BBVA Directors’ Remuneration Policy for 2023, 2024, 2025 and 2026 to the Board of Directors for approval and subsequent submission to the General Shareholders’ Meeting, together with the specific report on the policy issued by the Committee and the proposals of resolutions on the maximum number of shares to be delivered to executive Directors under the Policy and those needed to implement the system of fixed remuneration with deferred delivery of shares for non-executive Directors, also in accordance with the provisions of the Policy.

BBVA Group General Remuneration Policy

The Remuneration Committee also analysed and submitted to the Board of Directors a new updated version of the BBVA Group General Remuneration Policy in order to implement a new variable remuneration model for all members of the Identified Staff, as well as the proposals of resolutions needed to implement the updated policy.

SEC Clawback Policy at BBVA

Likewise, and further to the malus and clawback arrangements for variable remuneration provided for in the new remuneration policies, the Committee analysed and submitted to the Board of Directors the policy for the “recoupment of erroneously awarded remuneration” (Clawback) in accordance with the provisions of the US regulations applicable to the Bank on this matter 6.

(6) Section 240.10D-1 of the Securities Exchange Act of 1934, as adopted by the US Securities and Exchange Commission to implement Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which in turn has been implemented by the New York Stock Exchange through Section 303A.14 of the New York Stock Exchange Listed Company Manual and which is applicable to the Bank as a foreign issuer listed on the New York Stock Exchange.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6. Board Committees

Remuneration matters for executive Directors

In relation to executive directors, the Remuneration Committee submitted to the Board the necessary proposals for:

∎	the determination of the amount of the Annual Variable Remuneration (“AVR”) for financial year 2022, as well as the scales of achievement for the multi-year performance indicators for the Deferred Portion of such remuneration, and the reference group for the TSR indicator, which is one of the multi-year performance indicators;

∎	the determination of the amount of the Deferred Portion of the 2019 AVR, as well as the updated amount of the cash portion of this remuneration to be paid in 2023;

∎	the settlement of the Upfront Portion of the AVR for financial year 2022, as well as the portions of the Deferred AVR for financial years 2021 and 2019, and, in the case of the Chair, 2018 and 2017, that were due for payment in 2023, together with the update of its cash portion.

∎	the determination of the minimum Attributable Profit and Capital Ratio thresholds for the accrual of the AVR for financial year 2023, in line with those applied to the rest of BBVA’s workforce. These thresholds would also be used to accrue the right to the Long-Term Incentive which, together with the Short-Term Incentive, forms part of the 2023 AVR of the executive directors and the other members of the Identified Staff;

∎	the determination of the Annual Indicators and their weightings for the calculation of the Short-Term Incentive that is part of the AVR for financial year 2023, as well as their corresponding targets and scales of achievement;
∎	the determination of the Long-Term Indicators for the calculation of the final amount of the Long-Term Incentive that is part of the AVR for financial year 2023, together with their associated weightings, which are also applicable to the rest of the members of the Identified Staff, including Senior Management;

∎	the determination of the capital and liquidity indicators and their associated weightings for the possible application of ex-post risk adjustments to the Deferred Portion of the AVR for the executive directors to be awarded under the Policy, and which are also applicable to the rest of the members of the Identified Staff, including members of Senior Management.

Remuneration matters for Senior Management

The Remuneration Committee submitted to the Board, among other matters, the necessary proposals for the salary review of certain members of Senior Management (excluding executive directors), in accordance with the basic contractual framework approved by the Board for this group.

The Committee also oversaw the Annual Variable Remuneration for 2022 financial year of the members of Senior Management, as well as the Deferred AVR for 2021, 2019, 2018 and 2017 financial years of those members of Senior Management who were beneficiaries of such remuneration, the payment of which was due in 2023.

Furthermore, given that the Heads of Internal Audit and Regulation & Internal Control report directly to the Board, the Committee, within the framework of the remuneration model applicable to Senior Management, and on the basis of the proposals submitted by the Audit Committee and the Risk and Compliance Committee, respectively, submitted to the Board the proposals for determining the respective AVR of both such Heads for financial year 2022 and for determining the objectives and criteria for calculating the Short-Term Incentive that would form part of their AVR for financial year 2023.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6. Board Committees

Remuneration matters for the Identified Staff

In relation to the Identified Staff, which includes members of Senior Management, the Remuneration Committee submitted to the Board the proposals of resolution for the determination of the scales of achievement of the multi-year performance indicators of the Deferred Portion of the AVR for financial year 2022, and the reference group for the TSR indicator which is one of them, as well as the minimum thresholds of Attributable Profit and Capital Ratio for the accrual of the 2023 AVR and the initial award of the Long-Term Incentive, which forms part of that AVR, the Long-Term Indicators for the calculation of the final amount of such incentive and the capital and liquidity indicators for the application of possible ex-post risk adjustments to the Deferred Portion of the AVR awarded under the new remuneration policy, were the same as those established for the executive Directors.

The Committee was also informed of the process for identifying the Identified Staff of BBVA and its Group in financial year 2023 and of its outcome.

Supervision of the implementation of the remuneration policies

Pursuant to its duty to ensure compliance with the remuneration policies established by the Company (BBVA Directors’ Remuneration Policy and BBVA Group General Remuneration Policy), the Committee reviewed their effective implementation in 2022, on the basis of the Annual Report issued for this purpose by Internal Audit.

Proposals of resolutions regarding remuneration submitted to the General Meeting

The Committee also reviewed the information on remuneration of Directors and members of Senior Management contained in the Financial Statements and submitted the 2022 Annual Report on the Remuneration of BBVA Directors to the Board of Directors for approval and subsequent advisory voting at the General Meeting.

Lastly, the Committee submitted to the Board for approval, and subsequent submission to the General Meeting, the approval of a maximum level of variable remuneration of up to 200% of the fixed component of the total remuneration applicable to a maximum of 281 members of the Identified Staff, along with the text of the report to be issued by the Board in connection with this resolution.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6. Board Committees

6.7. Appointments and Corporate Governance Committee

6.7.1. Composition of the Appointments and Corporate Governance Committee

In accordance with the provisions of the Regulations of the Board of Directors (Article 33) and the Regulations of the Appointments and Corporate Governance Committee (Article 3), the Committee shall be composed of at least three Directors, all of them non-executive and most of them independent, as well as its Chair.

At 31 December 2023, the composition of the Appointments and Corporate Governance Committee was as follows:

NAME	ROLE	TYPE

José Miguel Andrés Torrecillas	Chair	Independent

Belén Garijo López	Member	Independent

José Maldonado Ramos	Member	Other external

Juan Pi Llorens	Member	Other external

Raúl Galamba de Oliveira	Member	Independent

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6. Board Committees

6.7.2. Functions of the Appointments and Corporate Governance Committee

The main task of the Appointments and Corporate Governance Committee is to assist the Board of Directors in matters relating to the selection and appointment of members of the Board of Directors; performance evaluation; the preparation of succession plans; the Bank’s Corporate Governance System; and the supervision of the conduct of the Directors and conflicts of interest that may affect them.

Without prejudice to any other functions assigned to it by Law, the Bank’s internal regulations or those attributed to it by decision of the Board of Directors, the Appointments and Corporate Governance Committee has, among others, the following functions:

1.

Submit to the Board of Directors proposals for the appointment, re-election or removal of independent Board Members and to report on proposals for the appointment, re-election or removal of the remaining Board Members; and, for these purposes, to evaluate the balance of knowledge, skills and experience on the Board.

2.	Propose to the Board of Directors the selection and diversity policies for members of the Board.

3.	Establish a target for representation of the underrepresented gender on the Board and draw up guidelines on how to reach that target.

4.	Analyse the structure, size and composition of the Board of Directors, at least once per year, when assessing its operation.

5.	Analyse the suitability of the members of the Board of Directors.

6.	Review the status of each Director each year, so that this may be reflected in this Report.

7.	Report on proposals for the appointment of Chair and Secretary and, where appropriate, Deputy Chair and Deputy Secretary, as well as the Chief Executive Officer.
8.	Submit to the Board of Directors proposals for the appointment, dismissal or re-appointment of the Lead Independent Director.

9.

Determine the procedure for reviewing the performance of the Chair of the Board of Directors, the Chief Executive Officer, the Board of Directors as a whole and the Board’s committees, and oversee its implementation.

10.	Report on the quality and efficiency of the performance of the Board of Directors.

11.	Report on the performance of the Chair and of the Chief Executive Officer, incorporating for the latter the assessment made in this regard by the Executive Committee.

12.

Study and arrange the succession of the Chair, the Chief Executive Officer and, where applicable, the Deputy Chair, in conjunction with the Lead Independent Director in the case of the Chair, and, where appropriate, draft proposals to the Board to ensure that the succession takes place in a planned and orderly manner.

13.	Review the Board’s policy on the selection and appointment of members of the Group’s Senior Management, and file recommendations with the Board when applicable.

14.	Report on proposals for the appointment and removal of senior managers.

15.

Regularly review and assess the Company’s Corporate Governance System and, where applicable, propose to the Board for its approval or submission at the General Meeting any amendments and updates that would facilitate its implementation and continuous improvement.

16.	Ensure compliance with the provisions applicable to directors contained in the Regulations of the Board or in the applicable laws.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6. Board Committees

6.7.3. Activities of the Appointments and Corporate Governance Committee during the financial year

In the exercise of the functions assigned to it, the most relevant actions carried out by the Appointments and Corporate Governance Committee during financial year 2023 are detailed below, having submitted to the Board of Directors, when appropriate, the corresponding proposed resolutions.

Review of the corporate bodies

The Appointments and Corporate Governance Committee during the 2023 financial year, in the exercise of the functions conferred upon it, has carried out an ongoing analysis of the structure, size and composition of the Board of Directors. Thus, the Committee has led the annual evaluation process of the Board and its Committees detailed in section 7 of this Report, analyzing the evaluation of the functioning of the Board and the performance of the duties of the Chair of the Board and the Chief Executive Officer, and submitting the corresponding reports for consideration by the Board of Directors.

The Committee also analyzed the compliance of the Directors with the criteria of independence and suitability, among other matters.

Appointment and selection of Directors

Taking into account this framework of analysis, and the process of progressive renewal of the Board described in previous sections of this Report, the Committee has carried out the search and selection processes of potential candidates to be proposed as members of the Board of Directors. In this sense, the Committee has made the corresponding proposals and reports on the re-election of Board Members to the Board so that the latter, in turn, may propose them to the General Shareholders’ Meeting of 2023.

Corporate governance

Moreover, with respect to the functions related to the Bank’s Corporate Governance System, the Committee worked in 2023 on the following matters:

I.

It analysed the drafting of a plan to improve the Bank’s corporate governance, following the suggestions and recommendations for improving corporate governance identified during the 2022 review of the corporate bodies. As a result of which the Procedure for the succession of the members of the BBVA Board of Directors was modified, among other improvement measures described in section 7 of this Report;

II.	It reviewed the draft Annual Corporate Governance Report for 2022; and

III.

It received information on the outcome of the corporate governance roadshow, during which meetings were held with the Bank’s main institutional investors and proxy advisors throughout the last few months of 2022.

IV.

The Committee also verified that the circumstances set out in the BBVA Directors’ Remuneration Policy had not been met for the application of malus and clawback clauses due to the conduct of executive directors for the purposes of payment of variable remuneration accrued in previous years.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6. Board Committees

6.8. Technology and Cybersecurity Committee

6.8.1. Composition of the Technology and Cybersecurity Committee

With respect to digitalisation and other technological matters, the Board of Directors is aided by the Technology and Cybersecurity Committee, which was set up in 2016.

In accordance with the Regulations of the Board of Directors (Article 36) and the Regulations of the Technology and Cybersecurity Committee (Article 3),

the Committee shall be composed of at least three Directors, the majority of whom must be non-executive Directors.

As of December 31, 2023, the composition of the Technology and Cybersecurity Committee is as follows:

NAME	ROLE	TYPE

Carlos Torres Vila	Chair	Executive

Raúl Catarino Galamba de Oliveira	Member	Independent

Juan Pi Llorens	Member	Other external

Ana Leonor Revenga Shanklin	Member	Independent

Jan Paul Marie Francis Verplancke	Member	Independent

6.8.2. Functions of the Technology and Cybersecurity Committee

The main task of the Technology and Cybersecurity Committee is to assist and advise the Board of Directors in the functions relating to the definition and monitoring the Group’s technology strategy and supervising technology risk and cybersecurity management, in a complementary and coordinated manner with the holistic supervision of the Group’s risks carried out by the Risk and Compliance Committee.

Specifically, in accordance with the powers assigned to it by Article 5 of the Technology and Cybersecurity Committee Regulations, and notwithstanding any other functions assigned to it by Law, by the Bank’s internal regulations or by resolution of the Board, the Technology and Cybersecurity Committee shall perform the following functions, which fall into two categories:

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6. Board Committees

(a) Functions relating to monitoring of technological risk and the management of cybersecurity, such as:

1.

Reviewing the Bank’s main technological risks, including risks related to information security and cybersecurity, as well as the procedures adopted by the executive area for monitoring and controlling these exposures.

2.

Reviewing the policies and systems for assessment, control and management of the Group’s technological infrastructures and risks, including the response and recovery plans in the event of cyber attacks.

3.	Receiving reports on business continuity plans relating to technology and technological infrastructure matters.

4.

Receiving reports, as appropriate, on: (i) compliance risks associated with information technology; (ii) the procedures established for identifying, assessing, overseeing, managing and mitigating these risks.

5.

Receiving reports on any relevant events that may have occurred with regard to cybersecurity, i.e. events that, either individually or as a whole, may cause significant impact or harm to the Group’s net equity, results or reputation.

6.	Receiving reports, as the case may be, from the Head of the IT Security area regarding the activities it carries out, as well as any incidents that may arise.

(b) Functions related to the Technology Strategy:

1.	Receiving reports, as the case may be, on the technology strategy and trends that may affect the Bank’s strategic plans, including through monitoring general trends in the sector.
2.	Receiving reports, as the case may be, on the metrics established by the Group for the management and control of technological matters, including the Group’s developments and investments in this area.

3.	Receiving reports, as the case may be, on issues related to new technologies, applications, information systems and best practices that may affect the Group’s technological plans or strategy.

4.	Receiving reports, as the case may be, on the main policies, strategic projects and plans defined by the Engineering Area.

5.	Reporting to the Board of Directors and, where appropriate, to the Executive Committee, on matters related to information technologies that fall within its remit.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6. Board Committees

6.8.3. Activities of the Technology and Cybersecurity Committee during the financial year

Follow-up of the technology strategy

As regards the most relevant actions carried out by the Committee in 2023, the Committee received information on the implementation and development of the Group’s technology strategy. It was also informed by the heads of the Engineering Area on the main strategic projects and plans defined by that area, focusing on those related to the strategy of transforming and updating the Group’s data platform, completing the core banking structure and strategy and projects from various Group areas, accelerating the transformation of digital channels and software development, the evolution of global platforms, and reliability and business continuity.

Within the context of these plans and projects, the Committee received reports on technological trends and other issues pertaining to new technologies, applications, IT systems and best practices that affect or may affect the Group’s technology strategy or plans.

The Committee also received regular information on the metrics in place to monitor progress in the execution of the technology strategy set in place.

Support in the supervision of technological risk

With regard to the Committee’s fulfilment of its duties in relation to technology risk supervision and cybersecurity management in the Group, the Committee received reports on the analysis carried out by the second line of defence of the main technological risks (information security, fraud, reliability and business continuity), and the plans and projects ongoing to identify, manage, monitor and mitigate such risks.

Cybersecurity management support

The Committee also reviewed the cybersecurity strategy and the main projects in this area, and was briefed on the main gaps and the pillars and priorities of the strategy, and on the proposed key technology risk indicators (KRIs) to be included in the Risk Appetite Framework in 2024 and the plans for the future.

Lastly, at each of its meetings, the Committee received information on the main cybersecurity-related occurrences at industry level and on those that in turn are relevant to the BBVA Group, including reliability incidents. This information was provided by the head of the Corporate Security unit, who explained how the Group is prepared to deal with attacks of a similar nature, how it has dealt with attacks and, where applicable, mitigated their consequences, and how the Group is being prepared to prevent the occurrence of similar attacks in the future.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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7. Annual assessment of the Board and its Committees

BBVA’s Board of Directors conducts an annual assessment of its structure, size and composition, as well as the quality and efficiency of its functioning, based on the report submitted by the Appointments and Corporate Governance Committee.

The Board also appraises the functioning of its Committees, on the basis of the reports they submit to the Board.

In 2023, all these evaluations have been carried out internally without the support of an independent expert, as was the case for the evaluation of financial year 2021 (as it was considered appropriate to follow this procedure, in general, on a triennial basis), following the recommendation included in the Good Governance Code of Listed Companies, published by the National Securities Market Commission (Comisión Nacional del Mercado de Valores).

The review process was headed up by the Appointments and Corporate Governance

Committee, composed exclusively of non-executive directors, most of whom are independent. This Committee has drawn up a specific procedure for reviewing the Board of Directors and has monitored its implementation, submitting a report to to the Board of Directors on the quality and efficiency of the functioning of the Board during the financial year, and on its structure, size and composition.

In particular, and as determined by the Appointments and Corporate Governance Committee, the Board, at its meeting of 29 January 2024, conducted a self-assessment of its structure, size and composition, as well as the quality and efficiency of its functioning in the 2023 financial year, based on the following information:

I.	a Report on the most pertinent aspects concerning the functioning and activity carried out by the Board during the year, as well as on the size, structure and composition of the Board;

II.

the views of the Directors, as gathered through interviews conducted by the Lead Independent Director (for the non-executive Directors) and by the Chair of the Appointments and Corporate Governance Committee (for the executive Directors); and

III.	a Report prepared by the Appointments and Corporate Governance Committee, containing its views and assessments based on the above information.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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7. Annual assessment of the Board and its Committees

These conclusions positively assess the implementation of the improvement measures defined by the Board of Directors in its evaluation carried out during 2023, aimed at continuing with the process of constant evolution of BBVA’s Corporate Governance System and further improving its operation. Among these improvements, which have been implemented throughout the 2023 financial year and which will continue to be further developed throughout 2024, the following issues are highlighted:

I.

strengthening the dynamics and functioning of meetings of the corporate bodies, developing new meeting models aimed at encouraging open discussion of the issues under consideration, especially strategic issues;

II.	adapting the content of the continuous training programme for Directors to the needs arising from the environment and the Group’s strategic thinking;

III.	enhancing the oversight of technology risks by the corporate bodies; and

IV.	increase the Board’s dedication to issues of talent, corporate culture and values.

Meanwhile, the annual review of the functioning of the various Committees attached to the Board has been carried out by the Board of Directors on the basis of:

∎	the annual activity reports presented to the Board by the Chairs of each of the Committees;

∎	the regular monthly reports on the activities of each Committee (where applicable) made available to all Directors at the relevant Board meeting;

∎	additionally, in the case of the Risk and Compliance, Audit and Technology and Cybersecurity Committees, the quarterly Reports submitted to the Board by their respective Chairs; and

∎	the minutes of each of the Committee meetings, which were made available to all the Directors following their approval.

Thus, the Board was able to verify that the Committees had fulfilled the functions ascribed to them in their regulations and found that all of the Committees had functioned adequately and assessed their performance as very positive.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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8. Directors’ Remuneration

Remuneration accrued in favour of the Board of Directors during the financial year (thousands of euro)	20,092

Amount of funds accumulated by current Directors through long-term savings systems with vested economic rights (thousands of euro)	0

Amount of funds accumulated by current Directors through long-term savings systems with non-vested economic rights (thousands of euro)	24,759

Amount of funds accumulated by former Directors through long-term savings systems (thousands of euro)	56

In accordance with the instructions for the completion of this Report, the amount of remuneration accrued in the financial year by the Board of Directors corresponds to the amount included as total accrued remuneration, according to Table c) “Summary of remuneration” of Section C.1 – “Breakdown of individual remuneration accrued by each of the directors” included in Section 5 (Statistical Appendix) of the Annual Report on the Remuneration of BBVA Directors for 2023 financial year, which includes:

(i)	the remuneration received in cash by the directors in 2023, including:

∎	in the case of non-executive Directors, the fixed remuneration for their membership of the Board and its Committees (either as member or chair) and, if applicable, for the positions of Lead Independent Director and Deputy Chair of the Board; and

∎	in the case of the executive Directors, the Annual Fixed Remuneration, renting of vehicle and ADSL allowances for the Chair and fixed allowances for the Chief Executive Officer (mobility allowance and cash in lieu of pension); and the cash amounts corresponding to: the Initial Portion of the Annual Variable Remuneration (“AVR”) for financial year 2023, (composed exclusively of a portion of the Short-Term Incentive for financial year 2023), and to the Deferred AVR for prior years, which payment corresponds in 2024, together with the update of its cash portion.

The Deferred AVR for prior years is as follows:

-	first payment of the Deferred AVR for financial year 2022;

-	second payment of the Deferred AVR for financial year 2021;

-	second payment of the Deferred AVR for financial year 2019 (this remuneration was determined in 2023 once the result of the multi-year performance Indicators to which it was subject was calculated); and

-	third payment of the Chair’s Deferred AVR for the 2018 financial year (this compensation was determined in 2022, once the result of the multi-year performance indicators to which it was subject was calculated);

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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8. Directors´ Remuneration

(ii)	the “gross profit of the vested shares”, corresponding to:

∎	the monetization of the portion in shares of the Initial Portion of the AVR for 2023 financial year and the Deferred AVR for 2022, 2021 and 2019 of the executive Directors and the deferred AVR for 2018 of the Chair, referred to above, which will be delivered in 2024. These shares have been monetized, for the purposes of this information, taking as a reference the average closing price of the BBVA share corresponding to the stock market sessions between December 15, 2023 and January 15, 2024, which was 8.32 euros per share 7, since they have not yet been delivered to their beneficiaries.

∎	the monetization of the shares delivered to the non-executive Director who ceased to hold office on March 17, 2023 in application of the fixed remuneration system with deferred delivery of BBVA shares to non-executive Directors approved by the General Meeting (at the price on the date of delivery, which was 6.66 euros per share); and

(iii)

the remuneration paid to the Directors as remuneration in kind and the insurance premiums paid annually by the Bank associated with the commitments assumed with the executive Directors to cover the contingencies of death and disability.

Likewise, in accordance with the provisions of the Bylaws, the BBVA Directors’ Remuneration Policy and the contract entered into with the Chair, the Bank has assumed pension commitments in his favor to cover the contingency of retirement.

(7) Price rounded to the nearest whole number.

The main features of this pension system are detailed in the BBVA Directors’ Remuneration Policy, and include, among others, the following:

∎	it is defined contribution system;

∎	there is no provision for receiving the retirement pension in advance; and

∎	it has been established that 15% of the agreed annual contribution has the status of “discretionary pension benefits”, in accordance with the requirements of the applicable regulations.

Pursuant to the above , the amount of funds accumulated by current Directors through long-term savings systems with non-vested economic rights corresponds to the amount of the accumulated funds of the Chair at 31 December 2023.

In the case of the Chief Executive Officer, the Bank has no pension commitments. Instead, he receives an annual cash amount (“cash in lieu of pension”), equivalent to 30% of his Annual Fixed Remuneration.

The contributions recorded in 2023 to meet the commitments assumed with the Chair regarding retirement and the amount of funds accumulated by the Chair for long-term savings systems with non-vested economic rights are included in table iii) “Long-term savings systems” of section C.1- “Details of individual compensation accrued by each of the Directors” included in section 5 (statistical appendix) of the Annual Report on the Remuneration Directors for the 2023 financial year.

All of these remuneration items are detailed, individually for each Director, in Notes 54 and 49 of the Report of the Consolidated and Individual Financial Statements of BBVA for 2023 financial year, respectively.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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9. Culture and values

The Board of Directors has promoted a solid and homogeneous corporate culture for all the entities and employees that form part of the Group, which is a differential element of identification compared to competing entities and which constitutes a fundamental lever for the achievement of the strategy. This culture is based on:

a common Purpose for the whole Group (“to bring the age of opportunity to everyone”), around which all other strategic decisions revolve;

corporate Values (“customer comes first”, “we think big” and “we are one team”), each of which, in turn, is developed into a series of behaviours, which guide all Group employees in their daily activities to make the purpose a reality;

and is embodied in a Code of Conduct of BBVA, which sets out the standards expected of all Group employees in the course of their work.

The Group’s culture and values are promoted by the corporate bodies at all levels, and are integrated into all the Group’s businesses and activities. In this respect, the constant efforts made by Chair and Chief Executive Officer’s throughout the year to encourage and promote through their interactions with employees and other stakeholders is noteworthy

BBVA participates in various initiatives at a supranational level in close collaboration with all stakeholders (such as the industry itself, regulators and supervisors, investors and civil society organizations), as described in chapter 2. 1 “Sustainability in business development” in the consolidated Management Report of the Group’s Annual Financial Statements for the 2023 financial year, of which this Annual Corporate Governance Report is a part.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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9. Culture and values of BBVA

Adherence to codes of ethical principles or best practices:

In 2011, the BBVA Board of Directors agreed to the Bank’s adherence to the Code of Good Tax Practices that had been approved by the Large Companies Forum according to the wording proposed by the State Tax Administration Agency (AEAT). In this respect, the Group complies with the different obligations assumed as a consequence of such adhesion and, during the financial year 2023, it has prepared and voluntarily submitted to the Spanish Tax Agency the so-called “Annual Tax Transparency Report” for companies adhered to such Code. Prior to its presentation, the Group’s Audit Committee was informed of its contents by the Group’s tax manager.

Additionally, during the 2023 financial year and within the framework of the cooperative relationship that the BBVA Group maintains with the Tax Authorities,

the “Self-assessment Report on the data reported in the country-by-country tax return for the 2021 financial year” has been submitted to the Tax Administration. In the process of analyzing such data, the BBVA Group has carried out an evaluation of the tax risks based on the financial indicators and ratios identified by the OECD in its document “Manual on the effective use for the evaluation of tax risk”.

In the same sense, since 2013 financial year the BBVA Group has also adhered to the “Code of Practice on Taxation for Banks” promoted by the tax authorities of the United Kingdom, complying with the obligations derived therefrom. Likewise, on July 17, the Dutch entity of the “GarantiBank International, NV Group” and the Dutch Tax Administration signed the cooperative compliance agreement called “Horizontal Monitoring”, which is valid for a period of three years and is based on the Tax Control Framework developed by GarantiBank International NV.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	88

10. Senior Management

For the development and execution of its strategy, BBVA has an organizational structure designed by the Board of Directors and divided into executive areas which are led by their respective Heads, who have a series of functions and responsibilities that develop, regulate and delimit their respective spheres of action in which the different Heads perform their functions with the support of the teams that report to them.

The different executive areas of the Group, whose managers report directly to the Chair and/or, as the case may be, to the Chief Executive Officer, are divided into Corporate Areas and Business Areas. By exception, the Regulation and Internal Control and Internal Audit Areas report directly to the Board of Directors (see section 13.4 “Internal Control Model”).

The Corporate Areas are further divided into Global Functions (comprising Finance and Global Risk Management), Transformation (comprising Engineering, Talent & Culture and Data), Strategy (comprising Strategy & M&A and Communications) and Legal and Control (comprising Legal, General Secretary, Regulation & Internal Control and Internal Audit).

The Business Areas include Corporate & Investment Banking, Client Solutions, Sustainability, Country Monitoring (reporting channel to the CEO for Argentina, Colombia, Peru, Venezuela and Uruguay), Spain, Mexico and Turkey.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	89

10. Senior Management

Members of Senior Management8 who are not also executive Board members

Name or corporate name	Position(s)
María Luisa Gómez Bravo	Global Head of Finance
Jorge Sáenz-Azcúnaga Carranza	Country Monitoring
Peio Xabier Belausteguigoitia Mateache	Country Manager España
Eduardo Osuna Osuna	Country Manager México
David Puente Vicente	Global Head of Client Solutions
Francisco Javier Rodríguez Soler	Global Head of Sustainability and Corporate & Investment Banking
Jaime Sáenz de Tejada Pulido	Head of Global Risk Management
José Luis Elechiguerra Joven	Global Head of Engineering
Carlos Casas Moreno	Global Head of Talent & Culture
Ricardo Martín Manjón	Global Head of Data
Victoria del Castillo Marchese	Global Head of Strategy & M&A
María Jesús Arribas de Paz	Global Head of Legal
Domingo Armengol Calvo	General Secretary
Ana Fernández Manrique	Global Head of Regulation & Internal Control
Joaquín Manuel Gortari Díez	Global Head of Internal Audit

Number of women in Senior Management	4
% to total members of Senior Management [9]	26,67%

(8) Not all the heads of the areas included in the organization chart have the status of Senior Management..

(9) In calculating the percentage of women out of the total number of members of senior management indicated in this section, executive directors have been excluded, in response to the enunciation of said section.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	90

10. Senior Management

10.1. Senior Management Selection Policy

The Board of Directors has approved the Selection and Appointment Policy for BBVA’s Senior Management which was updated in financial year 2022.

This Policy establishes the criteria and basic guidelines for the selection and appointment of the members of BBVA’s Senior Management, with the goal that: (i) persons who are appointed to Senior Management positions satisfy the requirements, characteristics and capabilities to perform the responsibilities associated with the positions to be held; and (ii) the appointment of senior managers is carried out within the framework of a suitable decision-making process.

Thus, members of BBVA Senior Management must have top-level academic and technical qualifications, professional skills—underpinned by their professional careers to date—applicable to the responsibilities associated with the role to be fulfilled, a recognised honourable reputation, and commitment to BBVA’s values.

In accordance with the provisions of this Policy, the identification, selection and appointment of members of Senior Management at BBVA is governed by the principles and criteria mentioned therein, and consists of the following phases: (i) specification of positions, describing the functions, duties and responsibilities associated with each of the positions identified as Senior Management; (ii) preparation of specific profiles for each position, in view of the specification of positions; (iii) identification of potential candidates, based on people who already occupy key positions in the Group, although external talent sources may also be used; and (iv) candidate selection, which will ensure, at all times, that the principle of diversity established in the Policy is respected.

Once the proposed candidate has been selected and compliance with the applicable suitability requirements has been verified, the Appointments and Corporate Governance Committee shall examine the proposed appointment. It shall submit its report to the consideration of the Board of Directors.

Thus, in accordance with the provisions of the Regulations of the Board, the Board is responsible for approving the appointment of senior executives, at the proposal of the Chair for executives who report to him, or, after confirmation from the Chair, at the proposal of the Chief Executive Officer for executives who report to him.

In the case of the appointment of the Internal Audit Manager, the proposal shall correspond to the Audit Committee. In the case of the appointment of the Head of Regulation and Internal Control, the proposal will be made by the Risk and Compliance Committee. In both cases, the candidates pre-selected by the Talent and Culture area will be used as starting point.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	91

10. Senior Management

All proposals will be accompanied by a prior report of the Appointments and Corporate Governance Committee of the Bank’s Board of Directors.

Thus, in financial year 2023, organizational changes have taken place, which have affected the Bank’s Senior Management, reducing the group from 16 to 15 people, following a reflection on the best organizational and management configuration of the Bank to advance the Group’s strategic priorities, which affected, in particular, the areas of Finance, Corporate & Investment Banking (C&IB) and Sustainability, in order to give a new impulse to these areas, and the corresponding processes of identifying, assessing and selecting candidates, in accordance with the provisions of the Senior Management Selection and Appointments Policy. As a result of all this, the appointment of Luisa Gómez Bravo (who had hitherto held the position of Head of C&IB) as Global Head of Finance was approved, taking over from Rafael Salinas Martínez de Lecea. As the position of Head of C&IB was therefore vacant, the appointment of Javier Rodríguez Soler (who had hitherto held the position of Head of Sustainability) as Head of Sustainability and C&IB was also approved following the same internal and organisational analysis just described.

10.2. Senior Management Remuneration

The total remuneration of Senior Management for the 2023 financial year (16 members during the 2023 financial year, excluding Executive Directors) amounts to 37,751 thousand euros. This amount includes: (i) the fixed remuneration in cash; (ii) the remuneration in kind; (iii) the insurance premiums paid by the Bank in 2023 associated with the commitments assumed with the members of Senior Management to cover the contingencies of death and disability; (iv) the Initial Part of the AVR for the 2023 financial year, composed exclusively of a portion of the Short-Term Incentive for the 2023 financial year, in cash and in monetized shares; and (v) the Deferred AVR for the 2022, 2021, 2019 and 2018 financial years, in cash and in monetized shares, together with its corresponding update of the cash portion, the delivery of which is due in 2024.

The shares have been monetized at the same value as indicated for the executive Directors (8.32 euros per share 10).

This amount includes the remuneration corresponding to the period in which a member of Senior Management held office during part of the year, even if he does not have such status at the closing date, as well as the amounts received by him as legal severance payment, notice and post-contractual non-competition agreement.

(10)	Price rounded to the nearest whole number.

It also includes the deferred amounts payable in 2024 to two members of Senior Management for a success bonus on the sale of BBVA USA.

In accordance with the instructions for the completion of this Report, annual contributions to pension systems to cover the retirement contingency of this group are not included. The main features are, among others, the following: (i) they are defined contribution systems; (ii) there is no provision for receiving the retirement pension in advance; and (iii) it has been established that 15% of the agreed contributions have the status of “discretionary pension benefits”, in accordance with the requirements of the applicable regulations.

The foregoing items are detailed in Notes 54 and 49 of the Report of the consolidated and individual Financial Statements of BBVA for 2023 financial year, respectively.

The figure of the section “Provisions—Provisions for pensions and similar obligations” in the Group’s consolidated balance sheet at December 31, 2023 includes 155 million euros corresponding to post-employment pension commitments with former members of the Bank’s Senior Management.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	92

10. Senior Management

10.3. Indemnities, guarantee clauses or golden parachute clauses

Number of beneficiaries	52
Type of beneficiaries	52 management and employee positions
Description of the agreement

The Bank has no severance payment commitments to Directors. As at December 31, 2023, a group of 52 management positions and employees are entitled, pursuant to the provisions of their contracts, to a severance payment in the event of termination other than by their own choice, retirement, disability or serious breach of their duties, the amount of which will be calculated taking into account the employee’s remuneration and seniority, and which in no case will be paid in the event of disciplinary dismissal by decision of the employer based on a serious breach of duty by the employee.

The Board of Directors adopts the resolutions relating to the basic contractual conditions of the members of Senior Management, in accordance with the provisions of Article 17 of the Board Regulations, at the proposal of the Remuneration Committee, of which the General Meeting is informed through this Report and the information contained in the Annual Financial Statements, but does not approve the conditions of other employees.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	93

11. Auditors

The General Meeting held on 18 March 2022 approved the appointment of Ernst & Young, S.L. as the auditor of the accounts of the Bank and its consolidated Group for 2022, 2023 and 2024. The Company did not change its external auditor during 2023 financial year . This audit firm performs other non-audit work for the Company and/or its Group. The fees received for such work and the percentage of the above amount of the fees billed for audit work to the Company and/or its Group are set out in the table below:

	Individuals	Consolidated
Number of consecutive financial years	2	2
Number of financial years audited by the current firm/ Number of financial years that the company or its group has been audited (in %)	8.70%	8.70%

	Company	Group companies	Total
Amount of non-audit work (thousands of euros)	63	177	240
Amount of non-audit work/total amount billed by the auditing firm (%)	0.39%	1.27%	0.80%

11.1. Auditor independence

As set forth in the Regulations of the Audit Committee, the Committee’s functions include guaranteeing the independence of the auditor through a dual approach:

Avoiding any possibility that the auditor’s warnings, opinions or recommendations may be adversely influenced. To this end, the Committee must ensure that compensation for the auditor’s work does not compromise either its quality or independence, in compliance with the account auditing legislation in force at any given moment; and

Establishing incompatibility between the provision of audit and consulting services, unless they are tasks required by supervisors or the provision of which by the auditor is permitted by applicable legislation, and there are no alternatives on the market that are equal in terms of content, quality or efficiency to those provided by the auditor, in which case, conformity of the Committee will be required, and this decision may be delegated in advance to its Chair. The auditor will be prohibited from providing unauthorised services outside the scope of the audit, in compliance with the auditing legislation in force at any given moment.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	94

11. Auditors

This matter is carefully considered by the Audit Committee, which holds meetings with the auditor’s representatives at each of the monthly meetings it has, without Bank executives in attendance, to gain a detailed understanding of any issues that may hinder the audit process, the progress and quality of the work carried out, and to confirm independence in the performance of its work.

The Committee also continually oversees the engagement of additional services to guarantee compliance with the Regulations of the Audit Committee and with applicable legislation and thus the independence of the auditor, in accordance with the Bank’s internal procedure established for these purposes.

Moreover, in accordance with the provisions of point f), Section 4 of Article 529 quaterdecies of the Spanish Corporate Enterprises Act and Article 5 of the Regulations of the Audit Committee, each year before the audit report is issued, the Committee must issue a report expressing its opinion on whether or not the independence of the auditor has been compromised. This report must, in all cases, contain a reasoned assessment of the provision of each and every kind of additional service provided to the Group companies, considered individually and collectively, except the legal audit and those relating to independence or the regulations on audit activity. Each year, the auditor must issue a report confirming its independence via-à-vis BBVA or entities linked to BBVA, either directly or indirectly, with detailed and itemised information on any kind of additional services provided to these entities by the external auditor, or by the individuals or entities linked to it, as set out in the consolidated text of the Spanish Account Auditing Act.

In compliance with current legislation, the relevant auditor and Audit Committee reports confirming the auditor’s independence with respect to the 2023 financial year have been issued, in compliance with the legislation in force.

In addition, to the extent that the ADSs (American Depositary Shares) are listed on the New York Stock Exchange, BBVA is subject to compliance with the rules established in this respect by the Sarbanes Oxley Act and its implementing regulations.

11.2. Audit report

The auditor’s report on the financial statements for the preceding year does not contain a qualified opinion or any reservation.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	95

12. Related-party and

intra-group transactions

12.1. Procedure for the approval

of related-party transactions

The Regulations of the Board of Directors establish that the Board of Directors will be responsible for approving, where appropriate, transactions between the Company or companies within its Group and Directors or shareholders who have, individually or together with others, significant shareholdings, as well as with related persons to them.

In addition, in its capacity as a credit institution, BBVA is subject to specific sectoral regulations which, with regard to related-party transactions, are governed by Royal Decree 84/2015 of 13 February, implementing Act 10/2014 of 26 June, on the regulation, supervision and solvency of credit institutions, and Bank of Spain Circular 2/2016 of 2 February, on the supervision and solvency of credit institutions, which completes the adaptation in Spanish law of Directive 2013/36/EU and Regulation (EU) No 575/2013, on the extension of credit and guarantees to members of the Board of Directors and Senior Management. The foregoing transactions are subject to approval by the Board of Directors and, in the event that the requirements established by the aforementioned applicable regulations are fulfilled, are submitted to the Bank of Spain for authorisation.

In accordance with applicable sectoral legislation, the Bank has specific internal regulations in this regard, which specifically govern the process of granting and approving credit risk transactions as described above for members of BBVA’s Board of Directors and Senior Management, the approval of which, as indicated, lies with the Bank’s Board of Directors, and for related parties.

Furthermore, the Corporate Enterprises Act provides that the General Meeting will be responsible for the approval of related-party transactions with an amount or value equal to or greater than 10% of the Company’s total assets according to the last approved annual balance sheet, while the Board of Directors shall be responsible for the approval of all other related-party transactions. This authority may not be delegated except for those transactions that fulfil certain requirements contained in the Corporate Enterprises Act.

On the basis of the regulations established by the Corporate Enterprises Act, the Board of Directors resolved to delegate, to those responsible for certain executive areas of the Bank, the approval of related-party transactions that: (i) are carried out pursuant to contracts with standard terms that are widely applicable to a large number of customers, at prices that are set on a general basis by the party acting as a supplier of the goods or services in question, where the amount thereof does not exceed 0.5% of the net turnover contained in the most recent consolidated Annual Financial Statements; and (ii) are carried out between companies that are part of the same group and in the ordinary course of business and on market terms, with transactions with credit risk that, as indicated, have a specific approval procedure that corresponds to the Board of Directors, being excluded from such delegation.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	96

12. Related-party and intra-group transactions

Similarly, with regard to the approval of delegated related-party transactions, the Board of Directors approved an internal procedure for periodic reporting and control regarding such transactions to enable the Bank’s corporate bodies to monitor their fairness and transparency, as well as compliance with applicable legal requirements, in particular those established in this respect by the Corporate Enterprises

Act, the supervision of which will be the responsibility of the Audit Committee which, on a half-yearly basis, will analyse the transactions, if any, approved on the basis of the delegation conferred.

The regulations established with regard to the handling of possible conflicts of interest and the rules regarding abstention are described in Section 12.3.

Significant transactions carried out with shareholders holding 10% or more of the voting rights or represented on the Board	During 2023, neither the Company nor its subsidiaries carried out significant transactions that are significant due to their amount or relevant due to their subject matter with shareholders holding more than 10% of the voting rights or represented on the Board of Directors.
Significant transactions with directors or officers of the Company, including transactions that the director or officer controls or jointly controls	During 2023, neither the Company nor its subsidiaries carried out transactions that are significant due to their amount or relevant due to their subject matter with directors or executives of the Company.
Significant transactions with other related parties that qualify as such in accordance with International Accounting Standards as adopted by the EU	During 2023, neither the Company nor its subsidiaries engaged in any transactions that are significant due to their amount or relevant due to their subject matter with related parties considered significant in accordance with the International Accounting Standards adopted by the EU beyond those disclosed above.
 Indicate whether the Company is controlled by another
 entity within the meaning of Article 42 of the
  Commercial Code, whether listed or not, and has,
 directly or through its subsidiaries, business relations
 with such entity or any of its subsidiaries (other than
 those of the listed company) or engages in activities
related to those of any of them.	No

12.2. Intragroup transactions

Corporate name of the group company	Brief description of the transaction and other information required to evaluate the same	Amount (thousands of euros)

BBVA Global Finance LTD	Current account deposits	3,417

BBVA Global Finance LTD	Time deposits	6,154

BBVA Global Finance LTD	Subordinated liabilities linked to the issue	181,690

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	97

12. Related-party and intra-group transactions

12.3. Conflicts of interests

Articles 7 and 8 of BBVA’s Regulations of the Board of Directors regulate issues relating to possible conflicts of interest, in summary, as follows:

ARTICLE 7

Directors must adopt necessary measures to avoid incurring in situations where their interests, whether on their own account or for that of others, may enter into conflict with the corporate interest and with their duties with respect to the Company, unless the Company has granted its consent under the terms established in applicable legislation and in the Regulations of the Board of Directors.

Likewise, they must refrain from participating in deliberations and votes on resolutions or decisions in which they or a related party may have a direct or indirect conflict of interest, unless these are decisions relating to the appointment or removal of positions on the Management Body.

Directors must notify the Board of Directors of any situation of direct or indirect conflict that they or parties related to them may have with respect to the Company’s interests.

ARTICLE 8

The duty of avoiding situations of conflicts of interest referred to in Article 7 above obliges the Directors to refrain from, in particular:

 Carrying out transactions with the Company, unless these relate to ordinary business, performed under standard conditions for customers and of minor relevance. Such transactions are deemed to be those whose information is not necessary to provide a true picture of the Company’s equity, financial situation and results.

 Using the name of the Company or invoking their position as Director to unduly influence the performance of private transactions.

 Making use of corporate assets, including the Company’s confidential information, for private ends.

 Taking advantage of the Company’s business opportunities.

 Obtaining advantages or remuneration from third parties other than the Company and its Group, associated with the performance of their position, unless they are mere tokens of courtesy.

 Engaging in activities on their own account or on behalf of third parties that involve effective actual or potential competition with the Company or that, in any other way, bring them into permanent conflict with the Company’s interests.

The above provisions will also apply in the event that the beneficiary of the acts or activities described in the previous sections is a person related to the Director.

However, the Company may dispense with the aforementioned prohibitions in specific cases, authorising a Director or a related party to carry out a certain transaction with the Company, to use certain corporate assets, to take advantage of a specific business opportunity or to obtain an advantage or remuneration from a third party.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	98

12. Related-party and intra-group transactions

When the authorisation is intended to dispense with the prohibition against obtaining an advantage or remuneration from third parties, or affects a transaction whose value is over 10% of the corporate assets, it must necessarily be agreed by the General Shareholders’ Meeting.

The obligation not to compete with the Company may only be dispensed with when no damage is expected to the Company or when any damage that is expected is compensated by the benefits that are foreseen from the dispensation. The dispensation will be conferred under an express and separate resolution of the General Shareholders’ Meeting.

In other cases, the authorisation may also be approved by the Board of Directors, provided that the independence of the members conferring it is guaranteed with respect to the Director receiving the dispensation. Moreover, it will be necessary to ensure that the authorised transaction will not do harm to the corporate equity or, where applicable, that it is carried out under market conditions and that the process is transparent.

Approval by the Board of Directors of the transactions of the Bank or companies within its Group with Directors will be granted, where appropriate, after receiving a report from the Audit Committee.

Since BBVA is a credit institution, it is subject to the provisions of Act 10/2014, of 26 June, on the regulation, supervision and solvency of credit institutions (“LOSS”), whereby the Directors and general managers or similar may not obtain credits, bonds or guarantees from the Bank on whose board or management they work, above the limit and under the terms established in Article 35 of Royal Decree 84/2015, implementing the LOSS, unless expressly authorised by the Bank of Spain.

Furthermore, all members of the Board of Directors and BBVA Senior Management are subject to the provisions of the BBVA Code of Conduct, the Group’s General Policy on Conflicts of Interest and the Internal Standards of Conduct in the Securities Markets, which establish principles and guidelines to identify, prevent and manage potential conflicts of interest. Specifically, the Internal Regulations of Conduct in the Securities Markets establish that all persons subject to them must inform the person in charge of their area or the Compliance unit, prior to carrying out the transaction or concluding the business in question in the securities markets, of any situation that potentially and in each specific circumstance may entail the appearance of conflicts of interest that may compromise their impartial performance (without limitation, the situations that may potentially entail the appearance of conflicts of interest in the area of the securities markets are considered to be the economic and family ties described in the Internal Code of Conduct).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	99

13. Risk management

and control systems

13.1. Risk governance at BBVA

A. Corporate bodies

One of the main elements of the BBVA Group’s risk governance model is the participation of its corporate bodies, both in the establishment of the risk strategy and in the continuous monitoring and supervision of its implementation.

In order to facilitate the proper performance of risk management, supervision and control functions by the Board of Directors, the Corporate Governance System contemplates the existence of different Committees that assist it in its development, mainly the Risk and Compliance Committee and the Executive Committee.

BOARD OF DIRECTORS

It regularly receives the following information on Group risks:

 monthly report of the Chief Executive Officer;

 quarterly report of the Head of Global Risk Management (GRM);

 quarterly report of the Head of Regulation & Internal Control;

 RCS IT Risk’s annual report on the technology risk assessment; and

 monthly and quarterly reports of the Chair of the Risk and Compliance, Audit and Technology and Cybersecurity Committees

The Board is responsible for establishing the Group’s risk strategy and, in performing this function, determines the risk control and management policy, in coordination with the other strategic-prospective decisions, namely:

•  the Group’s Risk Appetite Framework, which describes the types and levels of risks that the Group is willing to assume in order to achieve its objectives, considering the organic growth of the business, and which is composed of various statements and metrics, as described further below;

•  the General Risk Management and Control Model, which sets out the general guidelines for risk management and control in the Group for the areas of governance and organisation, Risk Appetite Framework, assessment, monitoring and reporting, and infrastructure, all as described below; and

•  the set of general policies for managing the various types of financial and non-financial risks to which the Bank is, or may be, exposed, consistent with the Risk Appetite Model and Risk Appetite Framework.

When carrying out its Financial and non-financial risk monitoring, supervision and control functions, the Board monitors the trend over time in the Group’s risks as well as the risks to which each of its main geographical and/or business areas is exposed, ensuring their compliance with the BBVA Group’s Risk Appetite Framework, and also oversees internal reporting and control systems.

periodic report of the Chief Financial Officer on structural risk management (ALCO portfolio)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	100

13. Risk management and control systems

RISK AND COMPLIANCE COMMITTEE

It receives the following regular information on Group risks:

 monthly report of the Head of Global Risk Management (GRM);

 monthly report of the Head of Regulation & Internal Control;

 half-yearly reports from the Chief Risk Officers of the significant geographic and/or business areas;

 regular reports (bi-monthly, quarterly, half-yearly or annual) from those responsible for the various types of financial and non-financial risks existing at Group level; and

 external expert reports in specific areas of Compliance, such as prevention of money laundering and terrorist financing (AML) or protection of client assets.

Its main task is to support the Board of Directors in determining and monitoring the control and management policy for all the Group’s risks, both financial and non-financial, without prejudice to the fact that the Board also relies on other Committees which, due to their particular expertise, carry out additional monitoring of certain non-financial risks.

DECISION-MAKING:

It submits the proposed Risk Appetite Framework to the Board of Directors for its scrutiny and, as the case may be, approval, on the strategic lines determined from time to time by the Board of Directors or, if appropriate, by the Executive Committee (EC), submitting also the proposal to update the Group’s General Risk Management and Control Model to the Board.

It sets out, in a manner consistent with the Group’s Risk Appetite Framework approved by the Board of Directors, the control and management policies for the Group’s various financial and non-financial risks, with a threefold perspective: global, local and by risk type.

Analyses all measures put in place to mitigate the impact of the identified risks in the event that they materialise, which corresponds to the Board of Directors or, as the case may be, the EC.

SUPERVISION AND CONTROL:

It monitors the evolution of the Group’s financial and non-financial risks [11] and their degree of compliance with the Risk Appetite Framework and the general policies defined, on a more regular and granular basis than the Board of Directors and the EC.

It oversees the effectiveness of the internal control model and the reporting and internal control systems.

It supervises the risk measurement procedures, tools and indicators established at Group level in order to achieve an overall view of the risks facing BBVA and its Group. It also monitors compliance with regulations and supervisory requirements on matters of risk and internal control, and is briefed on possible non-compliances and the action plans to remediate any such non-compliances.

It analyses the risks associated with strategic projects or corporate transactions that are going to be submitted to the scrutiny of the Board of Directors or the EC, within their scope of the respective remits.

It takes part in the process of establishing the remuneration policy, ensuring that it is compatible with an adequate and effective risk management strategy and that it does not offer incentives for risk-taking that exceeds the level tolerated by the Bank.

It reviews draft codes of ethics and conduct and sees to it that the risk and compliance culture is promoted across the Group.

(11) Complementary and in addition to this function performed by the Risk and Compliance Committee, which provides it with a complete and transversal view of all the Group’s risks, the Technology and Cybersecurity Committee performs the specific functions of supporting the Board in the supervision of technological and cybersecurity risks assigned to it under its regulations, due to the specialty and technical nature of technology and cybersecurity issues.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	101

13. Risk management and control systems

EXECUTIVE COMMITTEE

It receives the following regular information on Group risks:

 monthly report of the Chief Executive Officer;

 monthly report of the Head of Global Risk Management (GRM); and

 annual report on reputational risk; and

 periodic report of the Chief Financial Officer on structural risk management (ALCO portfolio)

It monitors the trend in the risk profile and the key metrics defined by the Board of Directors, so as to obtain a full picture of the progress made by the Group’s businesses and its business units. It also remains abreast of any deviations or non-compliances with the metrics of the Risk Appetite Framework and takes action as and when needed within the scope of its remit.

It proposes to the Board or, as the case may be, determines the basis for drawing up the Risk Appetite Framework, in close alignment with the rest of the Bank’s strategic and forward-looking decisions and with its other management objectives.

It assists the Board of Directors in making decisions related to business risk and reputational risk.

B. Executive scope

As indicated, it is the corporate bodies that approve this risk strategy and the general policies for the various types of financial and non-financial risks, while the Global Risk Management (GRM) and Regulation & Internal Control areas are responsible, respectively, for the implementation and development sides, and report to the corporate bodies.

Thus, responsibility for day-to-day risk management lies with the businesses and corporate areas, which, when carrying out their activities, comply with the general policies, regulations, infrastructures and controls which, based on the framework established by the corporate bodies, are defined by GRM and Regulation & Internal Control areas within their respective remits.

In order to carry out this task properly, the Global Risk Management Area, as the financial risk function at the BBVA Group, functions as a single, global function that is independent of the business areas.

The head of the GRM area is the Group’s Chief Risk Officer (CRO), who is appointed by the Board of Directors, as a member of its senior management, with direct access to the corporate bodies to report on the performance of his or her duties. In performing their functions, the Chief Risk Officer relies on a support structure comprising Group-wide risk units in the corporate realm, and specific risk units at the Group’s geographic and/or business areas.

For decision-making, the Chief Risk Officer has a governance structure for the role that culminates in a support forum, the Global Risk Management Committee (GRMC)12, which functions as the main executive-level committee on those risks that fall within its remit. Its purpose is to develop the strategies, policies, regulations and infrastructure needed to identify, assess, measure and manage the material risks within its remit that the Group faces while carrying on its business activities.

(12) Of which the Head of Internal Control is a member.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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13. Risk management and control systems

Moreover, as regards non-financial risks and internal control, the Group has a Regulation and Internal Control Area, as a global and transversal area, which is independent from the rest of the units and whose top manager is also appointed by the BBVA Board of Directors and reports hierarchically to the corporate bodies, to which it reports on the performance of its functions. This area is responsible for proposing and implementing policies relating to non-financial risks and the Group’s internal control model, and includes, among others, the Non-Financial Risks, Compliance and Internal Risk Control units, constituting the Group’s second line of defense.

The Head of Regulation & Internal Control relies on the Regulation and Internal Control Committee for the approval and monitoring of: (i) the area’s strategy and plans, as well as the supply of the resources needed to achieve them on those matters that have been delegated, and proposals for the supply of resources for matters that have not been delegated; (ii) the management indicators and limits and their corresponding thresholds in non-financial risks and compliance; and (iii) the area’s own internal regulations.

For more information on the bodies responsible for risk management and control at BBVA, see “Governance and organisation” in the “General risk management and control model” section in the “Risk management” chapter of the individual and consolidated Management Reports for the 2023 financial year, of which this Annual Corporate Governance Report forms part by reference.

13.2. General Risk Management and

Control Model

The BBVA Group has a General Risk Management and Control Model in place tailored to its business model, its organisation, the countries in which it operates and its corporate governance system. This allows the BBVA Group to operate within the framework of the risk control and management strategy and policy defined by BBVA’s corporate bodies, in which sustainability is specifically considered, and to adapt to an ever-changing economic and regulatory environment, addressing risk management on a global level in a manner that is adapted to the circumstances at any moment.

The Model is applied across the entire Group and has the following core features:

 Governance and organisation, the general lines of which are described in Section 13.1, and which is completed with a parent-subsidiary relationship model in relation to risks, thus enabling the risk strategy and its management and control model to be transferred to the BBVA Group’s various subsidiaries and their corresponding specific risk units.

 Definition of the process for developing the Risk Appetite Framework, the main features of which are described in Section 13.3 below.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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 Assessment, monitoring and reporting, ensuring that information reported includes: (i) a identification of the material risks to which BBVA is exposed (risk assessment); (ii) monitoring of the Group’s risk profile and the risk factors identified; (iii) assessment of the impact of the materialisation of risk factors on the metrics of the Risk Appetite Framework under different scenarios (including stress testing scenarios); (iv) dynamic management of unforeseen situations, including the remediation actions to be undertaken; all this ensuring that the information is reported in a transparent, complete and reliable manner.

 The Group’s infrastructure for the effective management and supervision of risks and the achievement of its objectives, notably: employees, methodologies, models, technology systems and data governance.

The Model is further developed through a set of general policies for the various types of financial and non-financial risks that exist, which are approved by BBVA’s corporate bodies in accordance within the scope of their respective remits.

For more information on the basic elements of the general risk management and control Model, see “General risk management and control model” in the “Risk management” chapter of the individual and consolidated Management Reports for the 2023 financial year, of which this Annual Corporate Governance Report forms part by reference.

Lastly, as regards the tax risk Control and Management System, please refer to Section 2.3.7 of the Annual Management Report for financial year 2023.

13.3. Risk Appetite Framework

The Group’s Risk Appetite Framework, approved by the corporate bodies, sets out the risks and the associated risk levels that the Group is prepared to assume to achieve its objectives, considering the organic growth of the business. These are expressed in terms of solvency, liquidity and funding, and profitability and recurrence of revenue, which are reviewed not only periodically but also if there are any substantial changes in the business strategy or relevant corporate transactions.

The Risk Appetite Framework is expressed through the following elements:

 Risk Appetite Statement: contains the general principles of the Group’s risk strategy and the target risk profile.

 Key statements: set out the general risk management principles in terms of solvency, liquidity and funding, profitability and regular earnings, based on the Risk Appetite Statement.

 Core metrics: describe, in quantitative terms, the principles and target risk profile set out in the Risk Appetite Statement. Each core metric has three thresholds (management benchmark, maximum appetite and maximum capacity), ranging from business as usual to higher levels of impairment.

 Metrics by risk type: based on the core metrics and related thresholds, the metrics by risk type have a maximum appetite threshold which, if met, enable compliance with the core metrics and the Group’s Risk Appetite statement.

In addition to this Risk Appetite Framework and in order to ensure proactive risk management, statements are established setting out the general principles for each type of risk, along with a set of management limits, which are defined and managed by the areas entrusted with the management of each type of risk.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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13. Risk management and control systems

In addition, each significant geographic area has its own Risk Appetite Framework, comprising the same elements described for the Group. Local frameworks must be consistent with those set at Group level, though they may be adapted to local needs and circumstances. They are approved by the corresponding corporate bodies of each entity.

For more information on the Risk Appetite Framework described above and on its monitoring and management integration, see “Risk Appetite Framework” in the “General risk management and control model” section within the “Risk management” chapter of the separate and consolidated Management Reports for the 2023 financial year.

13.4. Internal Control Model

In addition to what is described above in Section 13, BBVA has an internal control model for the management and control of the various types of non-financial risk. At an organisational level, the model is structured into three different levels, with the aim of ensuring the end-to-end management of the life cycle of non-financial risks in a uniform and transversal manner across the entire Group.

Non-financial risks include, inter alia, those arising from or related to: human error; inadequate or faulty internal processes; misconduct towards customers, whether in the markets or against the institution; money laundering and terrorist financing; failures, interruptions or deficiencies in systems or communications; theft, loss or misuse of information, as well as a deterioration in its quality; internal or external frauds, including those arising from cyber-attacks; theft of or physical damage to assets or persons; legal risks or other risks arising from non-compliance with applicable regulations (including, without limitation, accounting, tax and public reporting risks); risks arising from workforce management and occupational health; inadequate service provided by suppliers; damage caused by extreme weather events, pandemics and other natural disasters; and reputational risks.

Each area is responsible for managing operational risks in respect of its products, activities, processes and systems, including the sound management of all non-financial risks implicit in its activity, identifying and assessing operational risks, running controls and deploying mitigation plans for those risks with a residual level that exceeds the level that may be acceptably borne.

Each area has, as an additional control role, a Risk Control Assurer (RCA), who oversees the proper management of operational risk in their area. In doing so, they rely on the methodology in place for identifying risks, ensure that the necessary mitigation actions and controls are deployed for all operational processes carried out and outsourced by the Area, and monitor their proper implementation and effectiveness.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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Independent from the rest of the Bank’s areas, as its head officer reports hierarchically to the Board of Directors, doing so through the Risk and Compliance Committee, which oversees the effective performance of this function and sees to it that it has the resources it needs at all times to fulfil its duties.

It comprises various control units that report to the head of the Regulation & Internal Control Area to ensure coordinated action by the second line of defence and to ensure its independence from the first line of defence.

(i)  Non-Financial Risk Units, which are tasked with designing and maintaining the Group’s non-financial risk management model and assessing the degree of application across the various business and support areas.

(ii)   Risk Control Specialists, in the areas of: Compliance (AML, conduct and data protection), Financial Risks (Internal Risk Control), Finance (accounting, tax and reporting), Processes, IT Security, Physical Security, Information and Data Security, Legal, People and Third Parties.

The Risk Control Specialists define the overall mitigation, control and monitoring framework within their field of expertise, and benchmark it against the system used by the areas that make up the first line of defence.

(iii)  Reputation Unit, responsible for coordinating Reputational Risk management, in line with the Group’s internal control model.

It performs an independent review of the internal control model, verifying compliance with and the effectiveness of the established general policies, and is hierarchically responsible to the Board of Directors.

Provides independent information on the control environment to the Corporate Assurance Committees.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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13. Risk management and control systems

13.5. Other issues related to risk management

and control

A. Emerging risks

As indicated earlier, BBVA has processes in place to identify risks and analyse scenarios, thus enabling dynamic and preemptive risk management. These processes are forward-looking to ensure the identification of emerging risks.

Risks are captured and measured consistently and with methods considered appropriate. Their measuring includes the design and application of scenario analyses and the application of stress testing, and considers the controls to which the risks are subject.

In this regard, there are a number of emerging risks that could impact the Group’s business evolution. These risks are organised into the following large blocks:

 Macroeconomic and geopolitical risks

 Risks associated with political, economic and social conditions in Türkiye

 Risks associated with pandemics and other extraordinary events

 Regulatory and reputational risks

 New business, legal and operational risks

 Climate change risks

For more information on these risks, see “Risk factors” in the “Risk management” chapter of the individual and consolidated Management Reports for the 2023 financial year, and the Other non-financial risks chapter of the Non-Financial Information Statement, included in said Management Reports.

Likewise, the possible crimes included in the criminal prevention model include, among others, those related to corruption, insofar as there are a series of risks that could arise in an entity of BBVA’s characteristics. For further information, see the section “Anti-corruption” and “Criminal prevention model” in the “Compliance and conduct” section, included in the “Company” chapter of the Statement of Non-Financial Information included in the Consolidated Management Report for the financial year 2023.

B. Materialisation of risks in 2023

Risk is inherent to financial activity, and the occurrence of minor and major risks is therefore an inseparable part of the Group’s activities.

BBVA therefore offers detailed information on the change over time of risks which, by their nature, continuously affect the Group in carrying out its activity. This information is provided in its annual financial statements (Notes 7 and 19 on risk management and tax risks, respectively, in the BBVA Group’s consolidated annual financial statements; and Notes 5 and 17, on the same subject matters, in BBVA’s separate annual financial statements, both for the 2023 financial year), as well as in the individual and consolidated Management Reports, both for 2023 (the “Risk management” and “Other non-financial risks” chapters of the Non-Financial Statement), of the evolution of those risks that by their nature permanently affect the Group in the development of its activity.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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C. “Cenyt” case

While this is not considered a material risk, it should be noted that the Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (“Cenyt”). Such investigation includes the provision of services by Cenyt to BBVA.

On 29 July 2019, BBVA was named as an investigating party (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could constitute bribery, revelation of secrets and corruption. Certain current and former officers and employees of the Group, as well as former directors, have also been named as investigated parties in connection with this investigation. Since the beginning of the investigation, BBVA has been proactively collaborating with the Spanish judicial authorities, including sharing with the courts information obtained in the internal investigation hired by the entity in 2019 to contribute to the clarification of the facts. As at the date of this report, no formal accusation against BBVA has been made.

By order of the Criminal Chamber of the National High Court, the pre-trial phase ended on January 29, 2024. It is not possible at this time to predict the possible outcomes or implications for the Group of this matter, including any fines, damages or harm to the Group’s reputation caused thereby.

It should also be noted that since January 2019, this issue has been recurrently reported to the Bank’s corporate bodies, both with regard to the Board of Directors’ committees to which powers on these matters are attributed (Audit Committee and Risk and Compliance Committee) and to the full Board of Directors itself. These bodies have driven and supervised internal investigation processes, ensuring that the Bank fully cooperates with the judicial authorities and develops a policy of transparency.

In addition to the above, the Bank’s management bodies have continued to implement various measures to strengthen the Bank’s internal control systems, some of which are described in the “Compliance and conduct” section of the Non-Financial Statement included as part of the consolidated 2023 Management Report, significant among which are the improvements made to internal control processes and the strengthening of the crime prevention model.

It is also worth noting that the relevant documentation obtained from the internal investigation undertaken by the Bank in 2019 to help clarify the facts indicates that none of the current members of the Board of Directors nor the executive Chair of the Bank are implicated, and it has not been proven that the Bank has committed any criminal activity. BBVA argues that no criminal liability arises for the Bank from the facts investigated.

It must also be stressed that, to date, the case has not impacted the development of the Bank’s business, nor has it negatively impacted the reputation indices, which are subject to recurrent monitoring by both the executive team and by its corporate bodies. BBVA has a specific area on its corporate website with information on issues related to the Cenyt case (https://www.bbva.com/en/specials/the-cenyt-case/).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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14. Internal control and risk management systems for the financial reporting process (SCIIF)

14.1. Preparation and monitoring of financial information

GOVERNANCE AND RESPONSIBLE BODIES

Board of Directors	Finance Department	Internal Audit
Ultimately responsible for the existence of adequate and effective SCIIF	Responsible for preparing the consolidated Annual Financial Statements	Evaluates the system of internal control over the generation of financial information

Audit Committee	Internal Financial Control	Board of Directors
Oversees the effectiveness of the Company’s internal control and risk management systems in the process of preparing and presenting financial information.	Responsible for the control model over the generation of financial information	Issues an opinion on the effectiveness of internal control over financial reporting based on criteria established by COSO.

Pursuant to Article 17 of its Regulations, the Board of Directors approves the financial information that BBVA is required to publish periodically as a listed company. The Board of Directors has an Audit Committee whose main task, among others, is to assist the Board in monitoring the preparation of financial statements and public information, as well as monitoring internal control of financial information.

In this regard, the Rules of Procedure of BBVA’s Audit Committee establish that one of the Committee’s functions is to monitor the effectiveness of the Company’s internal control and the risk management systems in the process of drawing up and presenting financial information, including tax risks, as well as discussing with the auditor the significant weaknesses of the internal control system detected during the audit.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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14. Internal control and risk management systems for the financial reporting process

As part of the internal control system supervision activities carried out by the Audit Committee, as described in its Regulations, are the following:

Analyze, prior to their submission to the Board of Directors, and with the necessary depth to verify their correctness, reliability, sufficiency and clarity, the financial statements of both the Bank and its consolidated Group, contained in the annual, half-yearly and quarterly reports, as well as the other mandatory financial information and related non-financial information, having all the necessary information at the level of aggregation it deems appropriate, for which purpose it shall have the necessary support from Senior Management, especially from the area in charge of accounting functions, as well as from the auditor of the Company and its Group.

Supervise the effectiveness of the Company’s internal control and risk management systems in the process of preparing and presenting financial information, including tax risks, as well as to discuss with the auditor any significant weaknesses in the internal control system detected in the course of the audit, all of the foregoing without infringing its independence. For such purposes, and if necessary, it may submit recommendations or proposals to the Board of Directors, including the corresponding deadline for their follow-up.

Review the adequate delimitation of the consolidation perimeter, the correct application of the accounting criteria, as well as all relevant changes regarding the accounting principles used and the presentation of the financial statements.

Analyze and Approve, as the case may be, the annual work plan of the Internal Audit function, as well as any other additional plans of an occasional or specific nature that may have to be implemented due to regulatory changes or the needs of the Group’s business organization.

Being aware of the degree of compliance by the audited units with the corrective measures recommended by Internal Audit in previous actions, and to inform the Board of any cases that may pose a significant risk to the Group.

In 2023, the Finance Department has been responsible for the preparation of the consolidated Annual Accounts and the accounts of BBVA, S.A., corresponding to financial year 2023. The Internal Financial Control Unit (RCS Finance), which reports to and is part of the Regulation and Internal Control Area, controls the generation of financial information in accordance with the Group’s internal control model, which is briefly described below.

Financial information is prepared by the local Finance Departments of the BBVA Group’s banks in the different countries where it operates. The consolidation work is carried out at the Corporate Center, in the Finance Department, which is the area responsible for the preparation and issuance of the Group’s financial and regulatory information.

BBVA has an organizational structure that clearly defines the lines of action and responsibility in the areas involved in the preparation of financial information, both in each entity and in the consolidated Group, and has the necessary channels and circuits for its correct dissemination. The units responsible for the preparation of the financial statements have an adequate distribution of tasks and the necessary segregation of functions to prepare the financial statements within an adequate operational and control framework.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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14. Internal control and risk management systems for the financial reporting process

In addition, there is a cascade model of accountability aimed at extending the internal control culture and the commitment to compliance, whereby those responsible for the design and operation of the processes that have an impact on financial information certify that all the controls associated with the operations under their responsibility are sufficient and have worked correctly.

In addition, the BBVA Group complies with the requirements imposed by the Sarbanes Oxley Act (hereinafter, “SOX”) for the consolidated Financial Statements for each financial year due to its status as a listed entity before the US Securities and Exchange Commission (hereinafter, “SEC”), and has the involvement of the Group’s main executives in the design, implementation and maintenance of an effective internal control model that guarantees the quality and veracity of the financial information.

The BBVA Group is constantly working to reinforce its internal control model, which consists of two fundamental components. The first of these is the control structure organized into three lines of defense, which is described in section 13.4 above, and the second, a governance scheme called Corporate Assurance, which establishes a framework for supervising the internal control model and escalating to Senior Management the main aspects related to the Group’s internal control.

Corporate Assurance establishes a committee structure, both at local and corporate level, which provides Senior Management with a comprehensive and homogeneous vision of the main non-financial risks and relevant situations in the control environment. The objective is to facilitate agile and proactive decision making for the mitigation or assumption of the main risks. The main executives responsible for the business and support areas, as well as those responsible for the second line of defense, participate in these committees.

14.2. Financial reporting risk assessment

The ICFR was developed by the Group Management in accordance with international standards set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), which establishes five components on which the effectiveness and efficiency of internal control systems must be based:

∎	Establishing an adequate control environment for monitoring all these activities.

∎	Assessing the risks that may be incurred by an entity in drawing up its financial information.

∎	Designing the necessary controls to mitigate the most critical risks.
∎	Establishing the adequate information circuits to detect and communicate the system’s weaknesses or inefficiencies.

∎	Monitoring such controls to ensure that they are operational and to guarantee their effectiveness over time.

In order to identify the risks with a greater potential impact on the generation of financial information, the processes through which such information is generated are analysed and documented, and an analysis of the risks, errors or inaccuracies that may arise in each is later conducted.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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14. Internal control and risk management systems for the financial reporting process

Based on the corporate internal control methodology, the risks are categorised by type, including process errors and fraud, and their probability of occurrence and possible impact are analysed.

The identification of risks in the preparation of Financial Statements, including those of misstatement, misrepresentation or omission, is performed by the first line of defence: those responsible for each of the processes that contribute to the preparation of financial reporting and their control officers.

This risk identification is performed taking into account the theoretical risk model and the mitigation and control framework previously defined by the specialists for each type of risk (within the second line of defence) which, in the case of Finance, is the Internal Financial Control unit (RCS Finance, specialising in tax and financial reporting risk), who, in addition, challenges the functioning and effectiveness of the controls implemented.

Whether the assessment of their controls is annual, quarterly or monthly is determined based on the significance of the risks, this ensuring coverage of the risks considered critical for the financial statements.

The assessment of the aforementioned risks and the design and effectiveness of their controls begins with the understanding of and insight into the analysed operating process, considering criteria of quantitative materiality, likelihood of occurrence and economic impact, in addition to qualitative criteria associated with the type, complexity and nature of the risks or of the business or process structure itself.

The system for identifying and assessing the risks of internal control over financial reporting is dynamic. It evolves continuously, always reflecting the reality of the Group’s business, changes in operating processes, the regulations applicable at all times, the new risks affecting them and the controls that mitigate them.

All this is documented in a corporate management tool developed and managed by the Non-Financial Risk area (MIGRO, implemented in 2021). This tool documents all the risks and controls, by process, that are managed by the different risk specialists, including the Financial Internal Control - RCS Finance unit.

Each of the processes identified in the BBVA Group for drawing up financial information aim to record all financial transactions, value the assets and liabilities in accordance with applicable accounting regulations and provide a breakdown of the information in accordance with regulatory requirements and market needs.

The financial reporting control model analyses each of the phases of the processes mentioned above (from procedural governance, documentation, criteria setting, decision making, information provision, application operation, monitoring generated information, and reporting), in order to ensure that the risks identified in each process phase are adequately covered by controls that operate efficiently. The control model is updated when changes arise in the relevant processes or support tools for producing financial information.

The Finance area includes a department responsible for the Group’s financial consolidation, which carries out a monthly process of identification, analysis and updating of the perimeter of the Group’s consolidated companies.

In addition, the information from the consolidation department on new companies set up by the Group’s different units and the changes made to existing companies is compared with the data analysed by a specific committee at corporate level, whose objective is to analyse and document the changes in the composition of the corporate group and optimise its corporate structure (Corporate Structure Committee — CSC).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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14. Internal control and risk management systems for the financial reporting process

In addition, the Finance area of the Bank, in controlling special purpose entities, makes a periodic report to the Audit Committee on the structure of the Group of companies.

The model of internal control over financial reporting applies to processes for directly drawing up such financial information and to all operational or technical processes that could have a relevant impact on the financial, accounting, tax-related or management information.

As mentioned above, the Group has an internal control model coordinated by the Regulation & Internal Control area, which uses a single methodology to assess all the Group’s non-financial risks (mainly: operational, technological, financial, legal, tax, reputational, compliance and third party risks). All the specialist risk areas and heads of control use a common tool (MIGRO) to document the identification of the risks, the controls that mitigate those risks and the assessment of their effectiveness.

There are control assurers in all the operational or support areas, and therefore any type of risk that may affect the Group’s operations is analysed under that methodology and is included in the ICFR insofar as it may have an impact on the financial information.

The process for identifying risks and assessing the design, effectiveness and suitability of the controls for generating financial information is frequently documented, at least once a year, and is overseen by the Internal Audit area.

Moreover, the Group’s head of Internal Financial Control - RCS Finance reports annually to the Audit Committee on analysis work that has been carried out, on the conclusions of the assessment of the control model relating to the generation of financial information, and on the process for downstream certification of the effectiveness of the control model. This process is undertaken by the financial officers of the main entities and Holding control specialists. This work follows a standard methodology in compliance with SOX legal requirements, under the aforesaid regulation, on systems of internal control over financial reporting, and is included in Form 20-F, submitted annually to the SEC, as indicated in Section 14.1 above.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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14. Internal control and risk management systems for the financial reporting process

14.3. Financial reporting control activities

All processes related to the preparation of financial reporting are documented, as well as their control model: potential risks linked to each process and controls established for their mitigation. As explained in Section 14.2, the aforementioned risks and controls are recorded in the corporate tool MIGRO, which also includes the result of the assessment of the effectiveness of the controls and the degree of risk mitigation.

Specifically, the key processes related to the generation of financial reporting are found in the Finance area and are as follows: accounting, consolidation, financial reporting, financial planning and monitoring, financial and tax management. The analysis of these processes, their risks and their controls is also supplemented by that of all other critical risks, in the processes of the various business areas or other support areas, that may have a financial impact on the financial statements.

In the review procedures for functioning of the control model, special attention is paid to the financial and tax-related information disseminated to the securities markets, including a specific review of controls on relevant judgements, estimates and projections used in the preparation of the above-mentioned information.

As mentioned in Section 1.5 of the consolidated financial statements and in Section 1.5 of the separate financial statements of BBVA, S.A., estimates are sometimes necessary to determine the amount at which certain assets, liabilities, revenues, expenses and commitments should be recorded.

These estimates are made based on the best information available on the financial statement closing date and, together with the other relevant issues for the closing of the annual and six-monthly financial statements, are revised and authorised by a Committee made up of the principal experts in these matters.

The Group’s current internal control model has expanded the catalogue of technological risks managed as non-financial risks to three distinct categories, under the responsibility of the Engineering Risk Control Specialist (RCS):

PHYSICAL SECURITY	TECHNOLOGICAL SECURITY	INFORMATION AND DATA SECURITY

Covers risks arising from inadequate management of the physical security of assets (including technological assets, and therefore includes risks arising from improper physical access to infrastructure and facilities used in the management of financial statements) and people, due to damage and deterioration of such assets.

It covers the risks associated with the non-functioning or malfunctioning of systems for various reasons, the risk of integrity failure affecting systems or loss of data, including within the perimeter of coverage of the systems used to draw up the financial statements.	Covers risks due to unauthorised access, including the deliberate modification or destruction of data, including those arising from cyber-attacks that affect the privacy, confidentiality, availability and integrity of the information.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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The internal control models include procedures and controls regarding the operation of information and access security systems, the segregation of functions, and the development and modification of computer applications used to generate financial information.

Both types of control are identified in the model of internal control over financial reporting and are analysed and assessed periodically, in order to guarantee the integrity and reliability of the information drawn up.

Consequently, the control model of the BBVA Group covers the adequate management of access control, establishes the correct and necessary steps taken to put applications into production as well as ensuring their subsequent support, the creation of backup copies, and assurance of continuity in the processing and recording of operations.

In summary, the entire process of preparing and publishing financial information has established and documented the procedures and control models for technology and IT systems necessary to provide reasonable assurance of the correctness of the BBVA Group’s public financial information.

The Internal Control Model sets out specific controls and procedures for the management of subcontracted activities or those aspects of evaluation, calculation and assessment of assets or liabilities outsourced to independent experts.

There is a specialist area for risks (RCS) arising from third party operations, a regulation and a non-financial risk admission Committee that analyses outsourcing operations, the risks they can incorporate into the Group and the controls necessary for their mitigation. Additionally, the requirements to be met at the Group level for the activities to be subcontracted are established and monitored.

In relation to outsourced financial processes, there are procedure manuals that include the outsourced activity, where the processes to be executed and the controls to be performed by the service provider units and the units responsible for outsourcing are identified. The controls established in the outsourced processes concerning the generation of financial information are also tested by the Internal Financial Control area of the entity that carried out the outsourcing.

The valuations from independent experts used for relevant matters for generating financial information are included within the standard circuit of review procedures executed by internal control, internal audit and external audit.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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14. Internal control and risk management systems for the financial reporting process

14.4. Information and communication of financial information

The Finance area and, in particular, Accounting & Regulatory Reporting, has a solid governance system, which includes two Technical Working Groups: one for Accounting and one for Capital. The purpose of these committees is to analyse, study and issue standards that may affect the compilation of the Group’s financial and regulatory information, to determine the accounting and solvency criteria required to ensure that transactions are booked correctly, and to calculate capital requirements within the framework of the applicable standards.

The Group also has an Accounting Policies Manual, which is updated and made available to all Group units by means of the Intranet. This Manual is the tool that guarantees that all the decisions related to accounting policies or specific accounting criteria to be applied in the Group are supported and are standardised. This Manual is approved by the Technical Accounting Working Group and is continuously documented and updated for use and analysis by all the Group’s entities.

The BBVA Group’s Finance area and the finance divisions in the countries are responsible for preparing the financial statements,

in accordance with the accounting and consolidation manuals in force. There is also a consolidation computer application that collects the accounting information of the various companies within the Group and performs the consolidation processes, including the standardisation of accounting criteria, aggregation of balances and consolidation adjustments.

Control measures have also been implemented in each of the aforementioned processes, both locally and at consolidated level, to ensure that all the data supplying the financial information is collected in a comprehensive, exact and timely manner. There is also a single and standardised financial reporting system that is applicable to and used by all the Group units and supports the main financial statements and the explanatory notes. There are also control measures and procedures to ensure that the information disclosed to the markets contains a breakdown that is tailored to regulatory requirements and sufficient so as to enable investors and other users of the financial information to understand and interpret it.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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14.5. Supervision of the system’s functioning

The internal control units of the business areas and of the support areas conduct a preliminary review of the internal control model, assess the risks identified in the processes, the effectiveness of controls, and the degree of mitigation of the risks, as well as identifying possible control weaknesses and designing, implementing and monitoring the mitigation measures and action plans.

The first assessment of the effectiveness of the risk controls for the financial information preparation process is carried out by the RCA (Risk Control Assurer), who is responsible for control in the first line of defence, and layer by the RCS (Risk Control Specialist — second line of defence) who must challenge the design and operation of the controls in order to issue a conclusion on the operation of the control model established for the risks covered by his field of expertise.

BBVA also has an Internal Audit unit that supports the Audit Committee with regard to the independent supervision of the internal financial information control system. The Internal Audit function is entirely independent of the units that draw up the financial information.

All the weaknesses in controls, mitigation measures and specific action plans are documented in the corporate tool MIGRO and submitted to the internal control and operational risk committees of the areas, as well as to the local or global Corporate Assurance Committees, based on the significance of the detected issues.

The result of the annual internal evaluation of the Internal Control System over Financial Reporting, carried out by Internal Audit and Internal Financial Control, is reported to the Audit Committee by those responsible for Internal Financial Control - RCS Finance.

Both the weaknesses identified by the internal control units and those detected by the internal or external auditor have an action plan in place to correct or mitigate risk.

During the 2023 financial year, the areas responsible for Group Internal Control conducted a full assessment of the system for internal control over financial reporting, and, to date, no material or significant weakness having any impact on the preparation of financial information have been revealed therein.

Additionally, in compliance with the SOX, the Group’s Internal Control and Internal Auditing areas annually assesses the effectiveness of the model of internal control over financial reporting on a group of risks (within the perimeter of SOX companies) that could affect the drawing up of financial statements at local and consolidated levels. This perimeter incorporates risks and controls in Finance and other specialisms that are not directly financial (technology, risks, operational processes, human resources, procurement, legal etc.). The results of this assessment are reported annually to the Audit Committee.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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14.5.1. Discussion procedure for internal control weaknesses

As described in Section 14.5 above, the Group has a procedure in place whereby the internal auditor and the heads of Internal Financial Control report to the Audit Committee any significant internal control weaknesses detected in the course of their work. Any significant or material weaknesses, if present, will likewise be reported. Similarly, there is a procedure whereby the external auditor reports to the Audit Committee the result of their work assessing the system for internal control over financial information.

The Group’s external auditor, and given that BBVA is a company listed on the SEC, issues an annual opinion on the effectiveness of internal control over financial reporting contained in the Group’s consolidated financial statements as of December 31 of each year, under PCAOB (“Public Company Accounting Oversight Board”) standards, for the purpose of filing financial information on Form 20-F with the SEC.

On March 6, 2023, BBVA Group, as a foreign private issuer in the United States, filed Form 20-F Annual Report for the year ended December 31, 2022, which was made public on the SEC’s website on the same date.

In compliance with the requirements established in Section 404 of the Sarbanes-Oxley Act of 2002 by the Securities and Exchange Commission (SEC), this Annual Report Form 20-F included the certification of the Group’s senior executives on the establishment, maintenance and evaluation of the Group’s system of internal control over financial reporting.

In addition, the Annual Report Form 20-F included the external auditor’s opinion on the effectiveness of the Company’s system of internal control over financial reporting at the end of financial year 2022 in Item 15 (controls and procedures).

The complete Annual Report Form 20-F is available on the corporate website of Banco Bilbao Vizcaya Argentaria, S.A., www.bbva.com, in the section “Shareholders and Investors”, subsection “Financial Reports”, financial year 2022, within the section “Financial Information”

(https://accionistaseinversores.bbva.com/informacion-financiera/informes-financieros/#2022).

The Annual Report Form 20-F for the financial year 2023 will also include, under Item 15 (controls and procedures), the external auditor’s opinion on the effectiveness of the Company’s system of internal control over financial reporting at year-end 2023 and will be made available on the BBVA corporate website, www.bbva.com, in the section “Shareholders and Investors”, subsection “Financial Reporting”, financial year 2023.

All control weaknesses detected by the Internal Control, Internal Audit and External Audit areas have an action plan for resolution and are reported to the Internal Control Committees of each area, to the Corporate Assurance Committees (local or global, depending on the severity of the weaknesses) and also to the Audit Committee.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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14.6. Additional control mechanisms

In addition to the bodies responsible for ICFR described in section 14.1 above, it should be noted that BBVA has the following:

TRAINING PROGRAMS

The Finance area has a specific programme of courses and seminars, run in both its classroom and virtual campus, which complement the general training of all employees of the BBVA Group, in line with their roles and responsibilities. Specific training and periodic refresher courses are given on accounting and tax regulations, internal control and risk management, particularly for teams in the areas involved in preparing and reviewing the financial and tax-related information and in evaluating the internal control system, to help them perform their functions correctly. These courses are taught by professionals from the area and renowned external providers of recognized prestige.

Additionally, the BBVA Group has a personal development plan for all employees, which forms the basis of a personalised training programme to deal with the areas of knowledge necessary to perform their functions.

CODE OF CONDUCT

BBVA has a Code of Conduct, approved by the Board of Directors, which sets out the behaviour guidelines that BBVA members must follow in their professional activity.

In February 2022, the Board of Directors approved an update of BBVA’s Code of Conduct to align it with new developments in the business and the environment in which BBVA operates and to meet the expectations of the communities in which the Group is present.

The new version of the Code of Conduct, the previous version of which was dated July 2015, was communicated to all BBVA employees and is published on the Bank’s website (www.bbva.com) and on the employees’ website (intranet).

BBVA has an online training course on the Code of Conduct at the global level, with scope for the entire Group staff, including key staff in the financial function and new recruits. In addition, communication campaigns are developed periodically and new content is disseminated in connection with the Code of Conduct, taking advantage of new digital formats and channels.

In November 2022, in order to reinforce awareness and knowledge of the Code of Conduct among the workforce, a new corporate Code of Conduct course was published, which all BBVA employees are required to complete. This course includes, among other novelties, messages from members of Senior Management on different aspects of conduct to be taken into consideration in the daily activities of BBVA employees. This demonstrates the commitment and importance that the Bank’s Senior Management attaches to maintaining a high corporate culture of compliance in the entity (“tone from the top”).

The Code also establishes a Whistleblowing Channel where behaviours that deviate from the Code of Conduct or violate the law or internal regulations can be reported.

One of the functions of the Risk and Compliance Committee is to examine draft codes of ethics and conduct and their respective modifications prepared by the corresponding area of the Group, and give its opinion in advance of the proposals to be drafted to the corporate bodies.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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Additionally, BBVA has adopted a structure of Corporate Integrity Management Committees (with individual powers at the jurisdictional level). Their joint scope of action covers all the Group businesses and activities and their main function is to ensure effective application of the Code of Conduct. There is also a Corporate Integrity Management Committee, which is global in scope for the whole of BBVA.

For its part, the Compliance function is entrusted by the Board of Directors with the task of independently and objectively promoting and monitoring integrity of action within the BBVA Group, particularly regarding activities that may involve the risk of money laundering and the financing of terrorism, or entail a compliance or conduct risk. The Compliance Unit has among its tasks the fostering of knowledge and application of the Code of Conduct, helping to resolve doubts regarding interpretation of the Code through the Code of Conduct Consultation Channel and managing the Whistleblowing Channel. With regard to possible violations of the Code of Conduct, BBVA has a disciplinary system through which appropriate measures are taken, if necessary.

WHISTLEBLOWING CHANNEL

The Whistleblowing Channel is an essential part of the BBVA Group compliance system and is one of the processes established to ensure that the regulations and guidelines of the Code of Conduct are effectively applied. This Channel is also a means of helping BBVA members and third parties outside the Group to report confidentially and, if they wish, anonymously, behaviours that deviate from the Code of Conduct or violate applicable law or internal regulations, including financial or accounting irregularities.

The Compliance Unit processes reports promptly in an objective and impartial manner and guarantees the confidentiality of the investigatory processes.

During the 2021 financial year, the BBVA Group implemented a global Whistleblowing Channel tool provided by an external supplier in most geographical areas where the Group has a presence. This online platform is accessible to all employees through the corporate Intranet and third parties outside BBVA can access it via a public link posted on the BBVA Group website (www.bkms-system.com/bbva). This global tool raises the standards of security, confidentiality and anonymity and, therefore, the level of protection afforded the whistleblower and the party being reported. BBVA employees have at their disposal guides (FAQ, and a tutorial) to facilitate use of this tool.

Whistleblowers play a key role in preventing and detecting inappropriate behaviour, so affording them protection is a priority for the BBVA Group. Individuals who report facts or actions in good faith via the Whistleblowing Channel will not face any reprisals or other adverse consequences for what they report.

In 2023, BBVA’s Board of Directors approved the general Policy for handling reports received via the Whistleblowing Channel and on whistleblower protection, which aligns internal regulations with the requirements of Act 2/2023, of February 20, regulating the protection of people who report regulatory breaches and the fight against corruption.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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As explained in the previous section, a Corporate Integrity Management Committee, of global scope exists for the whole BBVA Group, among whose roles and responsibilities (set out in greater detail in its regulations) are:

∎	Driving and monitoring global initiatives to foster and promote a culture of ethics and integrity among members of the Group.

∎	Ensuring the uniform application of the Code.

∎	Promoting and monitoring the functioning and effectiveness of the Whistleblowing Channel.

∎	In cases where they are not already included among the members of the Committee, informing Senior Management and/or the person responsible for preparing the financial statements of any events and circumstances from which significant risks might arise for BBVA.

In addition, through the Compliance Unit, periodic reports are submitted to the Risk and Compliance Committee which, in compliance with its Regulations, reviews and monitors the systems under which Group professionals may confidentially report any irregularities in financial information or other matters.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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15. Extent of compliance with corporate governance recommendations

Of the 64 recommendations set out in the Code of Good Governance for Listed Companies, BBVA complies with most of them, 3 recommendations partially complies and 5 of the recommendations do not apply. This is detailed in the following table, which includes comments or explanations on some of these recommendations.

In summary, the total number of recommendations that are met (compliant), partially met (partially compliant) or not applicable are as follows:

CORPORATE GOVERNANCE RECOMMENDATION

Recommendation 1: The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

Recommendation 2: Where the listed company is controlled by another entity within the meaning of Article 42 of the Spanish Commercial Code, whether listed or not, and has, directly or through its subsidiaries, business relations with said entity or one of its subsidiaries (other than those of the listed company) or engages in activities related to those of any one of them, it should publicly report accurately on:

A.	The respective areas of activity and potential business relations between the listed company or its subsidiaries and, on the other hand, the parent company or its subsidiaries.
B.	The mechanisms in place to resolve possible conflicts of interest.

Recommendation 3: During the Annual General Meeting, as a supplement to the information circulated in the Annual Corporate Governance report, the Chair of the Board of Directors should verbally inform shareholders in sufficient detail of the most relevant aspects of the Company’s Corporate Governance, particularly:

A.	Changes that have occurred since the previous Annual General Meeting.
B.	The specific reasons for the Company not following a given Corporate Governance Code recommendation, and any alternative rules applied in this regard.

Recommendation 4: The Company should establish and implement a policy of communication and contacts with shareholders and institutional investors within the framework of their involvement in the Company, as well as with proxy advisors, that complies in full with market abuse regulations and accords equitable treatment to similarly situated shareholders. This policy should be disclosed on the company’s website, including information relating to how it has been put into practice and identifying the relevant actors or individuals responsible for the implementation thereof.

And, without prejudice to the legal obligations regarding the disclosure of privileged information and other regulated information, the Company also has a general policy regarding the communication of economic-financial, non-financial and corporate information through the channels it deems appropriate (media, social media, or other channels) to help maximise dissemination and the quality of information available to the market, investors and other stakeholders.

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Recommendation 5: The Board of Directors should not make a proposal to the General Meeting for the delegation of powers to issue shares or convertible securities without pre-emptive subscription rights in an amount exceeding 20% of capital at the time of such delegation.

When a Board of Directors approves the issuance of shares or convertible securities that exclude pre-emptive subscription rights, the company should immediately post the reports contemplated by commercial laws on its website regarding such exclusion.

PARTIALLY COMPLIANT

At the General Meeting held on 18 March 2022, under items four and five of the Agenda, the shareholders delegated to the Board of Directors the power to increase share capital and to issue convertible debentures, respectively, with a discretion to exclude, in whole or in part, the pre-emptive subscription rights of the shareholders in connection with any specific issuance using such authorities. This power to exclude pre-emptive subscription rights is limited in the aggregate of both authorities to 10% of BBVA’s share capital as at the time the resolutions were adopted. Also, at its meeting on 20 April, 2021, the BBVA General Shareholders’ Meeting delegated to the Board of Directors the power to issue securities that are convertible into newly issued BBVA shares, the conversion of which is possible and is foreseen to meet regulatory requirements concerning their eligibility as capital instruments and it also delegated the power to exclude, in whole or in part, the pre-emptive subscription right of shareholders within the context of a specific issuance, when required in the corporate interest and in compliance with the legal requirements and limitations applicable on each occasion, in which case limitation to 20% of the share capital shall not apply as the holdings of the shareholders would not be diluted. This is in accordance with the wording of the additional fifteenth provision of the Corporate Enterprises Act, which states that the 20% limit provided for in Article 511 shall not apply to this type of issuance.

Recommendation 6: Listed companies that prepare the reports listed below, whether on a mandatory or voluntary basis, should publish them on their website with sufficient time prior to the Annual General Meeting, even when such publication is not required:

A.	Report on auditor independence.
B.	Reports on the functioning of the Audit Committee and the appointments and Remuneration Committee.
C.	Audit Committee Report on related-party transactions.

Recommendation 7: The Company should broadcast its General Shareholders’ Meetings live on its website.

And the Company should have mechanisms that enable proxy voting, remote voting and, in the case of large cap companies and to the extent the same are proportional, attendance and active participation in the General Meeting.

Recommendation 8: The Audit Committee should ensure that the Annual Financial Statements presented by the Board of Directors to the General Shareholders’ Meeting are prepared in accordance with the accounting regulations. And in cases where the auditor has included any qualifications in its audit report, the chair of the Audit Committee should clearly explain to the General Meeting the opinion of the Audit Committee on the content and scope thereof, making a summary of this opinion available to shareholders at the time of publication of the calling of the Meeting, together with the other proposals and reports of the Board.

Recommendation 9: The Company should disclose its requirements and procedures for demonstrating share ownership, the right to attend the General Shareholders’ Meeting and the exercise or delegation of voting rights, and display them permanently on its website.

Such requirements and procedures should encourage shareholders to attend and exercise their rights and be applied in a non-discriminatory manner.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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Recommendation 10: When an accredited shareholder exercises the right to supplement the agenda or submit new proposals prior to the General Shareholders’ Meeting, the Company should:

A. Immediately circulate the supplementary items and new proposals.

B. Disclose the attendance card template and proxy appointment or remote voting form, duly modified to allow for voting on new agenda items and alternative proposals on the same terms as those submitted by the Board of Directors.

C.   Put all these items or alternative proposals to a vote applying the same voting rules as for those submitted by the Board of Directors, with particular regard to presumptions or deductions about the direction of votes.

D.   After the General Shareholders’ Meeting, disclose the breakdown of votes on such supplementary items or alternative proposals.

Recommendation 11: In the event that the Company plans to pay premiums for attendance at the General Shareholders’ Meeting, it should first establish a general, consistent policy regarding such premiums.

Recommendation 12: The Board of Directors should perform its functions with unity of purpose and independent judgement, according the same treatment to all similarly situated shareholders. It should be guided by the corporate interest, understood as the achievement of a profitable business that is sustainable in the long term and promotes the continuity thereof while maximising the economic value of the Company.

In furtherance of the corporate interest, it should not only abide by laws and regulations and conduct itself according to principles of good faith, ethics and respect for commonly accepted customs and good practices, but also strive to reconcile its own interests with the legitimate interests of its employees, suppliers, customers and other stakeholders that may be affected, as applicable, as well as with the impact of its activities on the broader community and the natural environment.

Recommendation 13: The Board of Directors should have an optimal size to promote its efficient functioning and maximise participation. The recommended range is accordingly between five and fifteen members.

Recommendation 14: The Board of Directors should approve a policy aimed at favouring an appropriate composition of the Board of Directors and that:

A. Is concrete and verifiable;

B. Ensures that proposals for appointment or re-election are based on a prior analysis of the needs of the Board of Directors; and

C.   Favours a diversity of knowledge, experience, age and gender. To this end, measures that encourage the Company to have a significant number of female senior managers are considered to favour gender diversity.

The results of the prior analysis of the needs of the Board of Directors should be contained in the supporting Report from the Appointments Committee published upon the calling of the General Shareholders’ Meeting at which the ratification, appointment or re-election of each director is to be submitted.

The Appointments Committee should verify compliance with this policy on an annual basis and set out its findings in the Annual Corporate Governance Report.

Recommendation 15: Proprietary and independent Directors should constitute a broad majority on the Board of Directors, while the number of executive Directors should be the minimum necessary, bearing in mind the complexity of the corporate group and the percentage shares held by the executive directors in the company’s capital.

The number of female Directors should represent at least 40% of the members of the Board of Directors before the end of 2022 and thereafter, representing no less than 30% prior to this.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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Recommendation 16: The percentage of proprietary Directors out of all non-executive Directors should be no greater than the proportion of the ownership in the Company represented by such Directors to the remainder of the company’s capital.

This criterion may be relaxed:

A. In large cap companies where few or no equity shares are considered by law to be significant shareholdings.

B. In companies with a plurality of shareholders represented on the Board of Directors but who are not otherwise related.

Recommendation 17: Independent Directors should represent at least half of all Board members.

However, when the Company does not have a large market capitalisation, or when a large cap company has shareholders who, individually or together, control over 30% of the share capital, independent Directors should constitute at least a third of the total number of Directors.

Recommendation 18: Companies should disclose the following information regarding their Directors on their websites and keep it up to date:

A. Background and professional experience.

B. Directorships held in other companies, whether listed or not, and other paid activities in which they engage of whatever nature.

C.   Indication of the class of Directors to which they belong, specifying, in the case of proprietary Directors, the shareholder they represent or are related to.

D.   Date of their first appointment as a Board member and subsequent re-elections.

E. Shares they hold in the company, and any options over the same.

Recommendation 19: Following verification by the Appointments Committee, the Annual Corporate Governance Report should disclose the reasons for the appointment of proprietary Directors at the behest of shareholders controlling less than 3% of capital, and explain any formal requests for a seat on the Board that were denied where such requests came from shareholders whose interests in the company’s share capital were equal to or greater than those of others at whose behest proprietary Directors were appointed.

Recommendation 20: Proprietary Directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their interests in the company to a point that requires a decrease in their number of proprietary Directors, the number of such directors should be reduced accordingly.

Recommendation 21: The Board of Directors should not propose the removal of independent Directors before the expiration of their term as provided for in the bylaws except for just cause as determined by the Board of Directors following a Report from the Appointments Committee. In particular, just cause will be presumed when Directors take up new posts or responsibilities that prevent them allocating sufficient time to the work of a Board member, or are in breach of their fiduciary duties or come under one of the disqualifying grounds for classification as independent enumerated in the applicable legislation.

The removal of independent directors may also be proposed when a takeover bid, merger or similar corporate transaction alters the company’s capital structure, provided the changes in the structure of the Board of Directors are in furtherance of the principle of proportionality set out in recommendation 16.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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Recommendation 22: Companies should establish rules obliging Directors to report and, if applicable, resign in the event they are affected by circumstances that, whether or not related to their actions at the company itself, could harm the Company’s standing and reputation, and, in particular, to inform the Board of Directors of any criminal charges brought against them and the procedural developments thereof.

And, having been informed or having otherwise become aware of any of the situations mentioned in the previous paragraph, the Board should examine the situation as promptly as possible and, taking into account the specific circumstances, decide, following a Report from the Appointments and Remuneration Committee, whether or not to adopt any measures, such as opening an internal investigation, requesting the resignation of the Director or proposing their removal. This should be reported in the Annual Corporate Governance Report, unless special circumstances warrant otherwise, which must be recorded in the minutes. This is without prejudice to the information that the Company is required to disseminate, if appropriate, at the time the corresponding measures are adopted.

Recommendation 23: Directors should express their clear opposition when they feel a proposal submitted to the Board of Directors might damage the corporate interest. In particular, independent and other Directors not subject to potential conflicts of interest should strenuously challenge any decision that could harm the interests of shareholders lacking Board representation.

When the Board of Directors makes significant or repeated decisions with regard to which a Director has expressed serious reservations, the Director should draw the pertinent conclusions and, if they decide to resign, should set out their reasons in the letter referenced in the next recommendation.

This recommendation also applies to the Secretary of the Board of Directors, even if the Secretary is not a Director.

Recommendation 24: When, either due to resignation or following a resolution of the General Meeting, a Director leaves their role prior to the end of their term, they should provide sufficient explanation for the resignation or, in the case of non-executive Directors, an opinion on the General Meeting’s grounds for removal, in a letter to be sent to all Board members.

And, without prejudice to the inclusion of all of the foregoing in the Annual Corporate Governance Report, to the extent that it is relevant to investors, the Company should make the departure public as soon as possible, including sufficient reference to the reasons or circumstances provided by the Director.

Recommendation 25: The Appointments Committee should ensure that non-executive Directors have sufficient time available to fulfil their responsibilities effectively.

The regulations of the Board of Directors should establish the maximum number of company Boards on which its Directors can serve.

Recommendation 26: The Board of Directors should meet with the necessary frequency to properly perform its functions, eight times a year at a minimum, in accordance with a calendar and agendas set at the start of the financial year to which each Director may propose the addition of initially unscheduled agenda items.

Recommendation 27: Director absences should be kept to a strict minimum and quantified in the Annual Corporate Governance report. In the event of an absence, Directors should designate a proxy with instructions.

Recommendation 28: When Directors or the Secretary express concerns about a proposal or, in the case of directors, about the Company’s performance, and such concerns are not resolved at the meeting, they should be recorded in the minutes if the person expressing them so requests.

Recommendation 29: The Company should establish suitable channels for Directors to obtain the advice they need to carry out their duties, extending if necessary to external advisory services at the Company’s expense.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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Recommendation 30: Regardless of the knowledge Directors must possess to carry out their duties, companies should also offer Directors updating courses when circumstances so advise.

Recommendation 31: The agendas of Board meetings should clearly indicate on which points the Board of Directors must arrive at a decision, so that Directors can study or gather together the information they need beforehand.

For reasons of urgency, the Chair may wish to present decisions or resolutions for Board approval that were not on the Meeting Agenda. In such exceptional circumstances, the inclusion thereof will require the express prior consent of a majority of the Directors present, which shall be duly recorded in the minutes.

Recommendation 32: Directors should be regularly informed of changes in share ownership and of the views of significant shareholders, investors and rating agencies on the Company and its Group.

Recommendation 33: The Chair, as the person charged with the efficient functioning of the Board of Directors, in addition to performing the duties attributed thereto by law and the Company’s bylaws, should prepare and submit to the Board a schedule of meeting dates and agendas; organise and coordinate regular evaluations of the Board and, where appropriate, the Company’s chief executive; exercise leadership of the board and be accountable for its proper functioning; ensure that sufficient time is given to the discussion of strategic issues; and approve and review refresher courses for each Director, when circumstances so advise.

Recommendation 34: When there is a lead Director, the bylaws or the regulations of the Board of Directors, in addition to the powers that correspond to him/her by law, shall grant him/her the following: chairing the Board of Directors in the absence of the Chair and Vice-Chair, if any; reflecting the concerns of the non-executive Directors; maintaining contacts with investors and shareholders to ascertain their views in order to form an opinion on their concerns, particularly in relation to the Company’s Corporate Governance; and coordinating the Chair’s succession plan.

Recommendation 35: The Secretary of the Board of Directors should strive to ensure that the Board’s actions and decisions are informed by the governance recommendations in the Good Governance Code that are applicable to the Company.

Recommendation 36: The full Board of Directors should conduct an annual evaluation, adopting, where necessary, an action plan to correct weaknesses detected in:

A.  The quality and efficiency of the Board’s functioning.

B.  The operation and composition of its Committees.

C.  The diversity of Board composition and skills.

D.  The performance of the Chair of the Board of Directors and the Company’s chief executive.

E.  The performance and contribution of individual Directors, with particular attention to the chairs of Board Committees.

The evaluation of Board Committees should be based on reports they send the Board of Directors, while that of the Board itself should be based on the Report of the Appointments Committee.

Every three years, the Board of Directors should engage an external consultant to aid in the evaluation process, the independence of which should be verified by the Appointments Committee.

Any business dealings that the consultant or members of its corporate group maintain with the Company or members of its corporate group should be detailed in the Annual Corporate Governance Report.

The process followed and areas evaluated should be detailed in the Annual Corporate Governance Report.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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Recommendation 37: When there is an Executive Committee, at least two non-executive Directors should be present thereon, at least one of whom should be independent, and its Secretary should be the secretary of the Board of Directors.

Recommendation 38: The Board of Directors should be kept fully informed of the matters discussed and decisions made by the Executive Committee, and all Board Members should receive a copy of the committee’s minutes.

Recommendation 39: When appointing members of the Audit Committee, and particularly its Chair, their knowledge and background in accounting, auditing and both financial and non-financial risk management should be taken into account.

Recommendation 40: There should be a unit in charge of the internal audit function, under the supervision of the Audit Committee, to monitor the effectiveness of information and internal control systems. This unit should report functionally to the Board’s non-executive chair or the Chair of the Audit Committee.

Recommendation 41: The head of the unit tasked with the internal audit function should submit its annual work plan to the Audit Committee, for approval by the Audit Committee or the Board, directly inform it of its implementation, including potential impact and scope limitations arising during deployment and the results and monitoring of its recommendations and submit an activity report to it at the end of each financial year.

Recommendation 42: The Audit Committee should have the following functions over and above those conferred by law:

A. With respect to information and internal control systems:

I.   Monitor and evaluate the process of preparing and the integrity of financial and non-financial information, as well as the control and management systems for financial and non-financial risks related to the Company and, where applicable, the Group, including operational, technological, legal, social, environmental, political and reputational or corruption-related issues, reviewing compliance with regulatory requirements, proper delimitation of the consolidation perimeter and proper application of accounting criteria.

II.  Monitor the independence of the unit handling the internal audit function; propose the selection, appointment and dismissal of the head of the internal audit service; propose the service’s budget; approve or propose that the Board approve its priorities and annual work plans, ensuring that its activity focuses primarily on significant risks (including reputational risks); receive regular reports on its activities; and verify that senior management is acting on the findings and recommendations of its reports.

III.  Establish and supervise a mechanism that allows employees and other persons related to the Company, such as Directors, shareholders, suppliers, contractors and subcontractors, to communicate irregularities of potential importance, including financial and accounting irregularities, or those of any other nature, related to the Company that they notice within the Company or its Group. This mechanism must ensure confidentiality and, in any case, provide for scenarios under which information can be passed on anonymously, safeguarding the rights of the reporting party and the subject of the report.

IV. Generally ensure that established internal control policies and systems are effectively implemented in practice.

B. With regard to the external auditor:

I.   Investigate the circumstances giving rise to the resignation of the external auditor, should this come about.

II.  Ensure that the remuneration of the external auditor does not compromise its quality or independence.

III.  Ensure that the Company communicates any change in the external auditor through the CNMV, accompanied by a statement regarding any disagreements arising with the outgoing auditor and the reasons for the same.

IV. Ensure that the external auditor has a yearly meeting with the full Board of Directors to inform it of the work undertaken and developments in the company’s risk and accounting positions.

V. Ensure that the Company and the external auditor adhere to current regulations on the provision of non-audit services, limits on the concentration of the auditor’s business and other requirements concerning auditor independence.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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15. Extent of compliance with corporate governance recommendations

Recommendation 42: PARTIALLY COMPLIANT

Given that BBVA is a credit institution, and therefore is subject to sectoral regulation, it has a specific Committee of the Board of Directors in the area of risks, the Risk and Compliance Committee, in accordance with the applicable sectoral regulations.

Thus, certain functions included in this recommendation, in particular, in section 1.a) on the supervision of the risk control and management systems; in section 1.c), on the supervision of a mechanism for the communication of irregularities of special significance; and in section 1. d), on the supervision of the application of internal control policies and systems, are attributed, in accordance with the provisions of the Board Regulations, to the Risk and Compliance Committee, composed exclusively of non-executive Board Members, the majority of whom are independent Board Members, as well as its Chair.

Within the framework of BBVA’s Corporate Governance System, this Committee assists the Board in determining and monitoring the control and management policy for all the Group’s risks (financial and non-financial) that do not fall under the responsibility of other Board Committees, and also has other specialized Committees that assist the Board in other control functions, in coordination with the Risk and Compliance Committee, such as those corresponding to internal financial control, which fall under the responsibility of the Audit Committee; those relating to technological risk, which are the responsibility of the Technology and Cybersecurity Committee; and those relating to business and reputational risk, which are the responsibility of the Executive Committee. In addition, the Risk and Compliance Committee assists the Board in the supervision of the information and internal control systems, the Regulation and Internal Control function (which includes, among other units, Compliance) and the implementation of risk and compliance cultures in the Group.

Notwithstanding the above, the Audit Committee receives directly the reports that the internal and external auditors make on their activities related to the control and management of the Group’s financial and non-financial risks, within the framework of their responsibilities and in accordance with the coordination mechanism between Committees provided for in the Board Regulations, for the best performance of their duties.

Recommendation 43: The Audit Committee should be empowered to meet with any company employee or manager, even requesting that they appear without the presence of another manager.

Recommendation 44: The Audit Committee should be informed of any structural or corporate changes the Company is planning, so the Committee can analyse the transaction and report to the Board of Directors beforehand on its economic terms and accounting impact and, in particular and when applicable, the proposed exchange ratio.

Recommendation 45: The risk control and management policy should identify or determine at least:

A. The different types of financial and non-financial risks the company is exposed to (including operational, technological, legal, social, environmental, political and reputational risks, including corruption-related risks), with the inclusion under financial or economic risks of contingent liabilities and other off-balance-sheet risks.

B. A risk control and management model based on different levels, including a specialised Risk Committee when sector regulations provide for this or the Company deems it appropriate.

C.  The level of risk the Company sees as acceptable.

D.  The measures in place to mitigate the impact of identified risks, should they materialise.

E. The information and internal control systems to be used to control and manage the above risks, including contingent liabilities and off-balance-sheet risks.

Recommendation 46: Companies should establish an internal risk control and management function in the charge of one of the Company’s internal departments or units and under the direct supervision of the Audit Committee or some other dedicated Board Committee. This function should be expressly charged with the following responsibilities:

Ensure that risk control and management systems are functioning correctly and, specifically, that major risks the Company is exposed to are correctly identified, managed and quantified.

Actively participate in the preparation of risk strategies and in key decisions regarding the management thereof.

Ensure that risk control and management systems are mitigating risks effectively within the framework of the policy established by the Board of Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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15. Extent of compliance with corporate governance recommendations

Recommendation 47: Members of the Appointments and Remuneration Committee—or the Appointments Committee and the Remuneration Committee, if separately constituted—should have the right balance of knowledge, skills and experience for the duties they are called on to discharge. The majority of such members should be independent Directors.

Recommendation 48: Large cap companies should have separately constituted Appointments and Remuneration Committees.

Recommendation 49: The Appointments Committee should consult with the Chair of the Board of Directors and the Company’s chief executive, especially on matters relating to executive Directors.

When there are vacancies on the Board, any of the Directors may request that the Appointments Committee consider potential candidates that they might find suitable.

Recommendation 50: The Remuneration Committee should operate independently and have the following functions in addition to those conferred by law:

A. Propose to the Board of Directors the basic contractual conditions for senior managers.

B. Monitor compliance with the remuneration policy set by the Company.

C.  Periodically review the Remuneration Policy for Directors and senior managers, including share-based remuneration systems and their application, and ensure that their individual remuneration is proportionate to the amounts paid to other directors and senior managers in the Company.

D.  Ensure that potential conflicts of interest do not undermine the independence of any external advisory services rendered to the Committee.

E. Verify the information on directors’ and senior managers’ remuneration contained in corporate documents, including the Annual Report on the Remuneration of Directors.

Recommendation 51: The Remuneration Committee should consult with the Company’s Chair and chief executive, especially on matters relating to executive Directors and senior managers.

Recommendation 52: The rules regarding the composition and functioning of Supervision and Control Committees should be set out in the regulations of the Board of Directors and aligned with those imposed on Committees by law as specified in the preceding recommendations, including that:

A. Committees should be comprised exclusively of non-executive Directors, with a majority of independent Directors.

B. They should be chaired by independent Directors.

C.  The Board of Directors should appoint the members of such Committees with regard to the knowledge, skills and experience of the Directors on and remits of each Committee; deliberate regarding their proposals and reports; and provide reports on their activities and work at the first Board plenary following each Committee meeting.

D.  They may engage external advisory services when they deem this to be necessary for the discharge of their functions.

E. Minutes should be taken at all meetings and made available to all Directors.

Recommendation 52: PARTIALLY COMPLIANT

Partial compliance with this recommendation is indicated given that the Technology and Cybersecurity Committee, which is a Committee of a consultative nature, established on a voluntary basis by the Bank and without executive functions, is composed of 4 non-executive members and chaired by an executive director. This Committee, which does not have the attributes of a supervision and control Committee, since it is of a technical and support nature, has among its competences, regulated in its regulations, powers of information, supervision, advice and proposal within its scope of action, with the purpose of supporting the Board of Directors in the best performance of its functions.

In any case, in financial year 2023, the Technology and Cybersecurity Committee has developed the specific functions of support to the Board in the supervision of technological and cybersecurity risks assigned to it under its regulations in an additional and complementary manner to the supervision of all financial and non-financial risks of the BBVA Group developed by the Risk and Compliance Committee, in support of the Board, which is justified by the specialty and technical nature of technology and cybersecurity issues.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	130

15. Extent of compliance with corporate governance recommendations

Recommendation 53: Monitoring of compliance with the policies and regulations of the Company in environmental, social and Corporate Governance matters, as well as with internal codes of conduct, should be assigned to one Committee or entrusted to several Committees of the Board of Directors, which may be the Audit Committee, the Appointments Committee, a specialised sustainability or corporate social responsibility committee or another specialised committee that the board of directors, in furtherance of its powers of self-organisation, may have chosen to create. And such a Committee should be composed only of non-executive Directors, the majority being independent and specifically assigned the minimum duties set out in the following recommendation.

To complement Recommendation 53, the oversight of the Bank’s compliance with policies and rules in the area of environmental, social and corporate governance, as well as Internal Codes of Conduct, and other matters referred to in Recommendation 54, is not attributed only to a specialized Committee, but is attributed, in a coordinated manner, to different Committees of the Board of Directors according to their respective areas of specialization and action. More specifically, these competencies are attributed to the Nominating and Corporate Governance, Audit and Risk and Compliance Committees, all of which are composed exclusively of non-executive Directors and the majority of whom are independent Directors. In accordance with the functions attributed to it, the Nominating and Corporate Governance Committee periodically evaluates and reviews BBVA’s corporate governance system; and the Audit Committee supervises the process of preparing and presenting the related financial and non-financial information. For its part, the Risk and Compliance Committee monitors the evolution of all the Group’s financial and non-financial risks, which provides it with a global and complete vision of all risks, including those associated with sustainability (transition and climate change risk) and their integration into the Group’s risk analysis and management, included in the Group’s Risk Appetite Framework, in coordination with the rest of the Committees (through different reports and “cross” composition) to which, due to their specialty, the Board has assigned specific non-financial risk functions. Likewise, the Risk and Compliance Committee, in accordance with the functions attributed to it in its Regulations, is informed of non-compliance with applicable internal and external regulations and also examines the draft codes of ethics and conduct and their respective amendments. These functions are integrated into the activities carried out by the Board Committees during the 2023 financial year.

Recommendation 54: The minimum functions referred to in the above recommendation are as follows:

A. Monitoring of compliance with Corporate Governance rules and Internal Company Codes of Conduct, ensuring the alignment of the corporate culture with its purpose and values.

B. Monitoring the implementation of the general policy relating to the communication of economic-financial, non-financial and corporate information as well as communication with shareholders and investors, proxy advisers and other stakeholders. In addition, the way in which the entity communicates and engages with small and medium-sized shareholders will also be monitored.

C.  Periodic evaluation and review of the effectiveness of the Company’s Corporate Governance system and its environmental and social policy with the aim of procuring that they fulfil their mission to promote the corporate interest and take account, as applicable, of the legitimate interests of the remaining stakeholders.

D.  Monitoring the company’s environmental and social practices to ensure their alignment with the established strategy and policy.

E. Monitoring and evaluating the Company’s interactions with its various stakeholder groups.

Recommendation 55: Environmental and social sustainability policies should identify and include at least:

A. Principles, Commitments, objectives and strategy in relation to shareholders, employees, customers, suppliers, social and environmental matters, diversity, tax liability, respect for human rights and the prevention of corruption and other illegal conduct.

B. Methods and systems to monitor compliance with policies, associated risks and the management thereof.

C.  Mechanisms for monitoring non-financial risks, including those related to ethics and business conduct.

D.  Channels for stakeholder communication, participation and dialogue.

E. Responsible communication practices that prevent the manipulation of information and protect honour and integrity.

Recommendation 56: The remuneration of the Directors should be sufficient to attract and retain Directors with the desired profile and to reward the dedication, qualifications and responsibility required by the position, but not so high as to compromise the independence of judgment of the non-executive Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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15. Extent of compliance with corporate governance recommendations

Recommendation 57: Variable remuneration linked to the Company’s and the Director’s performance, the award of shares, options or any other right to acquire shares or instruments tied to the price of shares, and long-term savings schemes such as pension and retirement plans and other social pension systems should be limited to executive Directors.

The Company may consider the share-based remuneration of non-executive Directors provided they retain such shares until they are no longer serving as Directors. The foregoing condition will not apply to any shares that the Director must dispose of to satisfy costs related to their acquisition.

Recommendation 58: In the case of variable remuneration, remuneration policies should include limits and technical safeguards to ensure that such remuneration reflects the professional performance of the beneficiaries and not simply the general progress of the markets or the Company’s sector, or circumstances of that kind.

In particular, components of variable remuneration should:

A. Be tied to predetermined and measurable performance criteria that factor in the risk assumed to obtain a given outcome.

B. Promote the sustainability of the Company and include non-financial criteria that are suited to the long-term creation of value, such as compliance with the Company’s internal rules and procedures and its risk control and management policies.

C.  Be structured around achieving a balance between the fulfilment of short, medium and long-term objectives, such that performance-related pay rewards ongoing achievement over a sufficient period of time to appreciate its contribution to the long-term creation of value and to ensure that performance is not measured based solely on one-off, occasional or extraordinary events.

Recommendation 59: The payment of variable remuneration components should be subject to sufficient verification that performance-related or other previously established conditions have been effectively fulfilled. The criteria in relation to the required timing and methods of such verification must be provided by the bodies in the Annual Report on the Remuneration of Directors, according to the nature and characteristics of each variable component.

In addition, entities must evaluate whether to establish a reduction (‘malus’) arrangement based on the deferral, for a sufficient period, of the payment of a part of the variable components that entails the total or partial loss thereof in the event this is deemed advisable due to an event occurring prior to the time of payment.

Recommendation 60: Remuneration tied to Company results should take into account any qualifications stated in the external auditor’s Report that reduce such results.

Recommendation 61: A significant percentage of executive directors’ variable remuneration should be tied to the award of shares or financial instruments whose value is linked to the share price.

Recommendation 62: Once the shares, options or financial instruments corresponding to the remuneration systems have been allocated, the executive directors may not transfer their ownership of or exercise them until a period of at least three years has elapsed.

An exception to the above is made in the event that the director has, at the time of transfer or exercise, a net economic exposure to the change in the price of shares for a market value equal to at least twice their annual fixed remuneration through the ownership of shares, options or other financial instruments.

The foregoing shall not apply to any shares that the director needs to dispose of in order to cover the costs associated with the acquisition thereof or, subject to the approval of the Appointments and Remuneration Committee, in the event of extraordinary situations that so require.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	132

15. Extent of compliance with corporate governance recommendations

Recommendation 63: Contractual arrangements should include provisions that permit the Company to request the reimbursement of variable remuneration components when the payment thereof was not in line with the conditions applicable to the Director’s performance or was based on data subsequently found to be incorrect.

Recommendation 64: Resolution or termination payments should not exceed an amount equal to two years of the Director’s total annual remuneration and should not be paid until the Company confirms that the director has met the predetermined performance criteria or conditions established for the receipt thereof.

For purposes of this recommendation, contractual resolution or termination payments shall include any credits whose accrual or payment obligation arises upon or as a consequence of the termination of the contractual relationship linking the Director with the company, including unvested amounts in long-term savings systems and amounts awarded in connection with post-contractual non-compete agreements.

As a complement to Recommendation 64, it should be noted that, in accordance with the provisions of the BBVA Directors’ Remuneration Policy, approved by the Ordinary General Shareholders’ Meeting of 2023, the Bank has no commitments to pay indemnities to executive Directors.

As detailed in the aforementioned Remuneration Policy, the contractual framework defined for executive Directors establishes a post-contractual non-competition clause, for a period of two years following their termination as executive Directors of BBVA, provided that the termination is not due to their retirement, disability or serious breach of their duties. In compensation for this agreement, the executive Directors will receive from the Bank a remuneration for a total amount equivalent to a fixed annual remuneration for each year of duration, which will be paid on a monthly basis during the two years of duration of the non-competition agreement.

On the other hand, as described in section 8 above, the Bank has assumed pension Commitments with the Chair to cover the contingencies of retirement, death and disability, the conditions of which are detailed in the BBVA Directors’ Remuneration Policy. In the case of the commitment to cover the retirement contingency, it is a defined contribution system, for which the annual contributions to be made are fixed in advance. By virtue of this commitment, the Chair is entitled to receive a retirement benefit, when he reaches the legally established age, which will be the result of the sum of the contributions made by the Bank and their corresponding yields up to that date, provided that he is not terminated due to a serious breach of his duties. There is no provision for the possibility of receiving an early retirement pension.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	133

ANNEX 1 Reconciliation with CNMV template as set out in Circular 5/2013
Sections of the CNMV template	Sections in this Report in free format
A. OWNERSHIP STRUCTURE

A.1 Complete the following table on share capital and the attributed voting rights, including those corresponding to shares with a loyalty vote as of the closing date of the year, where appropriate: Indicate whether company bylaws contain the provision of double loyalty voting:

Indicate whether there are different classes of shares with different associated rights:

Section 3.1 Share Capital

A.2 List the company’s significant direct and indirect shareholders at year end, including directors with a significant shareholding:	Section 3.2. Significant stakes

A.3. Detail, regardless of the percentage, the shareholdings as of financial year-end of the members of the board of directors that hold voting rights associated with company shares or through financial instruments.

Section 3.3 Shareholding held by Board members in the share capital

A.4 If applicable, indicate any family, commercial, contractual or corporate relationships that exist among owners of significant shareholdings to the extent that they are known to the company.	Section 3.2 Significant shareholdings (Subsection 3.2.1: Relationships among significant shareholders)

A.5 Where applicable, indicate any commercial, contractual or corporate relationships between owners of significant shareholdings and the company and/or its group.	Section 3.2 Significant shareholdings (Subsection 3.2.1: Relationships among significant shareholders)

A.6 Describe the relationships, unless insignificant for both parties, that exist between significant shareholders or shareholders represented on the Board and directors, or their representatives in the case of directors that are legal persons.

Section 3.2 Significant shareholdings (Subsection 3.2.1: Relationships among significant shareholders)

A.7 Indicate whether the company has been informed of any shareholder agreements that may affect it, as established in Articles 530 and 531 of the Corporate Enterprises Act. Indicate whether the company is aware of the existence of concerted actions by its shareholders.

Section 3.1 Share Capital and Section 3.4 Shareholders’ agreements

A.8 Indicate whether any legal entities or natural persons exercise or may exercise control over the company pursuant to Article 5 of the Securities Market Act.	Section 3.1 Share Capital

A.9 Treasury shares held by the company. Explain any significant changes that have occurred during the financial year.	Section 3.5 Treasury shares and buy back programmes and Subsection 3.5.1 Significant changes

A.10 Describe the conditions and term of the current mandate from the general meeting to the board of directors to issue, buy back or transfer treasury shares.	Section 3.5 Treasury shares and buy back programmes (Subsection 3.5.1 Significant changes) and Section 3.6 Resolutions to increase the share capital

A.11 Estimated floating capital.	Section 3.1 Share Capital

A.12 Indicate whether there are any restrictions (bylaw-mandated, legislative or of any other kind) on the transferability of securities and/or any restrictions on voting rights. In particular, report the existence of any restrictions that might hinder the takeover of the company through the purchase of its shares on the market, as well as any authorisation or prior communication regimes that are applicable to the purchase or transfer of the company’s financial instruments as provided by law in the sector.

Section 3.1 Share Capital and Section 4 General Meeting

A.13 Indicate whether the general meeting has resolved to adopt measures to neutralise a public takeover bid pursuant to the provisions of Act 6/2007.	Section 3.1 Share Capital

A.14 Indicate whether the company has issued securities that are not traded on a regulated market in the European Union.	Section 3.1 Share Capital

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	134

Annex 1. Reconciliation with CNMV template as set out in Circular 5/2013
Sections of the CNMV template	Sections in this Report in free format
B. GENERAL SHAREHOLDERS’ MEETING

B.1 Indicate, providing details where applicable, whether there are any differences to the minimum standards established under the Corporate Enterprises Act (CEA) with respect to the quorum for holding the general meeting.

Section 4.1 Quorums and majorities

B.2 Indicate, providing details where applicable, whether there are any differences to the minimum standards established under the Corporate Enterprises Act (CEA) for the adoption of corporate resolutions:

Section 4.1 Quorums and majorities

B.3 Indicate the rules applicable to amending the company’s bylaws. In particular, report the majorities needed to amend the bylaws as well as any rules established to safeguard shareholders’ rights when amending the bylaws.

Section 4.1 Quorums and majorities (Subsection 4.1.1: Amendment of the Bylaws)

B.4 Provide data on attendance at general meetings held during the financial year covered in this report and the previous financial year:	Section 4.2 General Meeting attendance data

B.5 Indicate whether there were any items on the agenda for the general meetings that took place during the financial year that were not approved by the shareholders for any reason.	Section 4.3: 2023 General Meeting

B.6 Indicate whether there are any restrictions in the bylaws that establish a minimum number of shares required to attend general meetings or vote remotely:	Section 4 General Meeting

B.7 Indicate whether it has been established that certain decisions, other than those provided for by law, involving an acquisition, a disposal, the contribution of essential assets to another company or a similar corporate transaction, must be submitted to the general shareholders’ meeting for approval.

Section 4.1 Quorums and majorities

B.8 Indicate the address and means of access, on the company’s website, to information on corporate governance and other information on general meetings that must be made available to shareholders on the company’s website.

Section 4.3: 2023 General Meeting (Subsection 4 3.1: Agreements adopted)
C. COMPANY MANAGEMENT STRUCTURE

C1 Board of Directors

C.1.1 Maximum and minimum number of directors established in the bylaws and number set by the general meeting:	Section 5 Board of Directors

C.1.2 Board members.	Section 5.1 Composition of the Board of Directors and Section 5.3 Structure of the Board of Directors

C.1.3 Directorship types.	Section 5 Board of Directors, Section 5.1 Composition of the Board of Directors, Subsection 5.1.1: Profiles of Board members and Subsection 5.1.2.1: Positions held by Directors at other Group companies

C.1.4 Number of female directors at the end of the last four financial years and types of such directors.	Section 5.1 Composition of the Board of Directors (Subsection 5.1.3: Number of female Directors of the Board)

C.1.5 Indicate whether the company has diversity policies in relation to the company’s board of directors with regard to matters such as age, gender, disability or professional training and experience. In accordance with the definition contained in the Spanish Account Auditing Act, small and medium-sized companies are required to report, at a minimum, the policy that they have established with regard to gender diversity.

Section 5.2 Selection, appointment, re-election and removal of Directors (Subsection 5.2.1: Board selection, suitability and diversity policy of the Board of Directors)

C.1.6 Explain any measures that have been agreed by the appointments committee to ensure that selection procedures are free from implicit biases that could hinder the selection of female directors and to ensure that the company makes a conscious effort to search for, and includes among its potential candidates, women who match the desired professional profile in order to achieve a balanced representation of men and women. Further, indicate whether these measures include facilitating a significant number of female senior managers at the company:

Section 5.2 Selection, appointment, re-election and removal of Directors (Subsection 5.2.1: Board selection, suitability and diversity policy of the Board of Directors)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	135

Annex 1. Reconciliation with CNMV template as set out in Circular 5/2013
Sections of the CNMV template	Sections in this Report in free format
C. COMPANY MANAGEMENT STRUCTURE

C.1.7 Explain the conclusions of the appointments committee regarding the verification of compliance with the policy aimed at promoting an appropriate composition of the board of directors.	Section 5.2 Selection, appointment, re-election and removal of Directors (Subsection 5.2.1: Board selection, suitability and diversity policy of the Board of Directors)

C.1.8 Where applicable, explain why proprietary directors have been appointed at the behest of shareholders whose holding is less than 3% of the capital:	Section 5.1 Composition of the Board of Directors

C.1.9 Where applicable, indicate the powers and authority delegated by the board of directors, including as it relates to potential share issuances or buybacks, to directors or board committees:	Section 5.1 Composition of the Board of Directors (Subsection 5.1.1: Profiles of Board members) and Section 6.3 Executive Committee (Subsection 6.3.2: Functions of the Executive Committee)

C.1.10 Where applicable, identify any members of the Board who hold positions as directors, representatives of directors or executives in other companies that belong to the same group as the listed Company:

Section 5.1 Composition of the Board of Directors (Subsection 5.1.2.1: Positions held by Directors at other Group companies)

C.1.11 Detail the director or director representative roles held by directors or representatives of members of the board of directors of the company in other companies, whether listed or not:	Section 5.1 Composition of the Board of Directors (Subsection 5.1.2.2: Positions held by Directors at other Group companies, listed or otherwise)

C.1.12 Indicate and, where applicable, explain whether the company has established any rules regarding the maximum number of company boards on which its directors may sit, identifying, where applicable, where such rules are governed:

Section 5.1 Composition of the Board of Directors (Subsection 5.1.2. Commitment in terms of time and dedication)

C.1.13 Indicate the amounts of the following items relating to the total remuneration of the board of directors:	Section 8 Directors Remuneration

C.1.14 Identify the members of senior management who are not also executive directors, and indicate the total remuneration accrued in their favour throughout the financial year:	Section 10 Senior Management and Section 10.2 Senior Management Remuneration

C.1.15 Indicate whether there have been any amendments to the regulations of the board during the financial year:	Section 5 Board of Directors

C.1.16 Indicate the procedures for the selection, appointment, re-election and removal of directors. Provide details regarding the competent bodies, the procedures to be followed and the criteria to be used in each procedure.

Section 5.2 Selection, appointment, re-election and removal of Directors (Subsection 5.2.2 : Procedures for the selection, appointment, re-election and removal of Board Members)

C.1.17 Explain the extent to which the annual evaluation of the board has led to significant changes in its internal organisation and in the procedures applicable to its activities:	Section 7 Annual assessment of the Board and its Committees

C.1.18 For those financial years in which an external consultant assisted with the evaluation, provide details of any business relationships that the consultant or any entity in their group maintains with this company or any company in its group.

Section 7 Review of the Board and its Committees

C.1.19 Indicate the circumstances under which directors are obliged to resign.	Section 5.2 Selection, appointment, re-election and removal of Directors (Subsection 5.2.2 : Procedures for the selection, appointment, re-election and removal of Board Members)

C.1.20 Are supermajorities, other than those provided for by law, required for any type of decision?	Section 5.4 Functioning of the Board (Subsection 5.4.2: Supervision and control model)

C.1.21 Explain whether there are specific requirements, other than those relating to directors, to be appointed Chair of the board of directors.	Section 5.2 Selection, appointment, re-election and removal of Directors (Subsection 5.2.2 : Procedures for the selection, appointment, re-election and removal of Board Members)

C.1.22 Indicate whether the bylaws or regulations of the board establish an age limit for directors:	Section 5.2 Selection, appointment, re-election and removal of Directors (Subsection 5.2.2 : Procedures for the selection, appointment, re-election and removal of Board Members)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	136

Annex 1. Reconciliation with CNMV template as set out in Circular 5/2013
Sections of the CNMV template	Sections in this Report in free format
C. COMPANY MANAGEMENT STRUCTURE

C.1.23 Indicate whether the bylaws or regulations of the board establish a limited term or other stricter requirements for independent directors in addition to those provided for by law:	Section 5.2 Selection, appointment, re-election and removal of Directors (Subsection 5.2.2 : Procedures for the selection, appointment, re-election and removal of Board Members)

C.1.24 Indicate whether the bylaws or regulations of the board of directors establish specific rules for proxy voting within the board of directors in favour of other directors, how this is carried out and, in particular, the maximum number of proxies that a director may have and whether there are any restrictions as to what types of directors may be appointed as a proxy, beyond the limitations provided for by law. Where applicable, provide a brief description of these rules.

Section 5.1 Composition of the Board of Directors (Subsection 5.1.2. Commitment in terms of time and dedication)

C.1.25 Indicate the number of meetings that the Board of Directors has held during the financial year. In addition, where applicable, indicate how many times the board met without the Chair in attendance. For calculation purposes, the Chair will be deemed to have been in attendance if represented by a proxy provided with specific instructions.

Section 5.3 Structure of the Board and Section 5.4 Functioning of the Board

C.1.26 Indicate how many meetings were held by the board of directors during the financial year and provide details on the attendance of its members:	Section 5.4 Functioning of the Board

C.1.27 Indicate whether the individual or consolidated annual financial statements that are being presented to the board for approval have been certified beforehand:	Section 6.4 Audit Committee (Subsection 6.4.4: Supervision of Financial Reporting)

C.1.28 Explain the mechanisms, if any, established by the board of directors to ensure that the annual financial statements presented by the board of directors to the general shareholders’ meeting are prepared in accordance with accounting regulations.

Section 6.4 Audit Committee (Subsection 6.4.4: Supervision of Financial Reporting)

C.1.29 Is the secretary of the board a director?	Section 5.1 Composition of the Board of Directors

C.1.30 Indicate the specific mechanisms established by the company to preserve the independence of the external auditors, and, if any, the mechanisms to preserve the independence of financial analysts, investment banks and rating agencies, including how legal measures have been implemented in practice.

Section 11.1 Auditor independence

C.1.31 Indicate whether the company has changed its external auditor during the financial year. If so, identify the incoming and outgoing auditors.	Section 11 Auditors

C.1.32 Indicate whether the auditing firm does any other work for the company and/or its group other than audit work. If so, state the amount of fees received for such work and the percentage that the aforementioned amount represents of the total fees billed to the company and/or its group for audit work:

Section 11 Auditors

C.1.33 Indicate whether the audit report on the annual financial statements for the previous financial year contained qualifications. If so, indicate the reasons given by the chair of the audit committee to the shareholders at the General Meeting to explain the content and scope of such qualifications.

Section 11.2 Audit report

C.1.34 Indicate the number of consecutive financial years during which the current auditing firm has been auditing the individual and/or consolidated annual financial statements of the company. Likewise, indicate the total number of financial years audited by the current auditing firm as a percentage of the total number of years in which the annual financial statements have been audited.

Section 11 Auditors

C.1.35 Indicate whether there is a procedure in place (and provide details, where applicable) whereby directors are provided with the information they need with sufficient time to be able to prepare for meetings of the management bodies.

Section 5.4 Functioning of the Board (Subsection 5.4.3: Information model)

C.1.36 Indicate and, where applicable, provide details regarding whether the company has established rules that require directors to report and, if applicable, resign in the event they are affected by circumstances that, whether or not related to their actions at the company itself, could harm the company’s standing and reputation.

Section 5.2 Selection, appointment, re-election and removal of Directors (Subsection 5.2.2 : Procedures for the selection, appointment, re-election and removal of Board Members)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	137

Annex 1. Reconciliation with CNMV template as set out in Circular 5/2013
Sections of the CNMV template	Sections in this Report in free format
C. COMPANY MANAGEMENT STRUCTURE

C.1.37 Indicate, unless there have been special circumstances recorded in the minutes, whether the board was informed or otherwise came to know of any situation concerning a director, whether or not related to their actions at the company itself, that could harm the company’s standing and reputation.

Section 5.2 Selection, appointment, re-election and removal of Directors (Subsection 5.2.2 : Procedures for the selection, appointment, re-election and removal of Board Members)

C.1.38 Detail any significant agreements entered into by the company that are coming into force, or were amended or concluded, as a result of a change in the control of the company stemming from a public takeover bid, and the effects thereof.

Section 5.4 Functioning of the Board (Subsection 5.4.2: Supervision and control model)

C.1.39 Identify, on an individual basis when referring to directors and in the aggregate for all other cases, and indicate in detail, any agreements between the company and its directors, managers or employees that provide for severance pay (guarantee or golden parachute clauses) in the event such persons resign or are wrongfully dismissed or if the contractual relationship comes to an end owing to a public takeover bid or other type of transaction.

Section 10.3 Indemnities, guarantee clauses or golden parachute clauses

C.2. Committees of the board of directors

C.2.1 Detail all of the committees of the board of directors, their members and the proportion of executive, proprietary, independent and other external directors sitting thereon:	Section 6.1 Composition of the Committees, Section 6.2 Rules of organisation and functioning of the Committees 6.3 Executive Committee, 6.4 Audit Committee, 6.5 Risk and Compliance Committee, 6.6 Remuneration Committee, 6.7 Appointments and Corporate Governance Committee, 6.8 Technology and Cybersecurity Committee

C.2.2 Fill in the following table with information on the number of female directors sitting on the committees of the board of directors as of the end of the last four financial years.	Section 5.1 Composition of the Board of Directors (Subsection 5.1.4: Number of female Directors sitting on Board Committees)

C.2.3 Indicate, where applicable, if there are regulations governing the board committees, where they may be consulted and any amendments made thereto during the financial year. Indicate whether an annual report on the activities of each committee has been prepared voluntarily.

Section 6 Board Committees and Section 6.2 Rules of organisation and functioning of the Committees

D. RELATED-PARTY AND INTRA-GROUP TRANSACTIONS

D.1. Explain the procedure and competent bodies, if any, for the approval of related-party and intra-group transactions, indicating the general criteria and internal rules of the entity that regulate the obligation of the affected directors or shareholders to abstain and detailing the internal procedures relating to reporting and periodic control established by the company in relation to related-party transactions whose approval has been delegated by the board of directors.

Section 12.1 Procedure for approval of related-party transactions

D.2. Individually detail transactions that are significant due to their amount or content entered into between the company or its subsidiaries and shareholders holding 10% or more of the voting rights or represented on the board of directors of the company, and indicate the competent body for the approval thereof and whether any affected shareholder or director abstained from voting thereon. If the board is the competent body, indicate whether the proposed resolution was approved by the board without a majority of the independent directors having voted against such proposal.

Section 12.1 Procedure for approval of related-party transactions

D.3. Individually detail transactions that are significant due to their amount or content entered into between the company or its subsidiaries and directors or executives of the company, including transactions entered into with entities controlled or jointly controlled by the director or executive, and indicate the competent body for the approval thereof and whether any affected shareholder or director abstained from voting thereon. If the board is the competent body, indicate whether the proposed resolution was approved by the board without a majority of the independent directors having voted against such proposal.

Section 12.1 Procedure for approval of related-party transactions

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	138

Annex 1. Reconciliation with CNMV template as set out in Circular 5/2013
Sections of the CNMV template	Sections in this Report in free format
D. RELATED-PARTY AND INTRA-GROUP TRANSACTIONS

D.4. Individually detail intra-group transactions that are significant due to their amount or content entered into between the company and its parent company or other entities belonging to the parent’s group, including subsidiaries of the listed company, except in cases in which no other related party of the listed company has an interest in such subsidiaries or where the subsidiaries are wholly owned, directly or indirectly, by the listed company. In any event, provide information regarding any intra-group transactions entered into with companies established in countries or territories considered to be tax havens.

Section 12.2 Intragroup transactions

D.5. Individually detail transactions that are significant due to their amount or content entered into between the company or its subsidiaries with other parties considered to be related parties in accordance with the International Accounting Standards adopted by the EU that have not been listed in the previous categories.

Section 12.1 Procedure for approval of related-party transactions

D.6. Detail the mechanisms established to detect, determine and resolve possible conflicts of interest between the company and/or its group, and its directors, executives, significant shareholders or other related parties.

Section 12.3 Conflicts of interests

D.7. Indicate whether the company is controlled by another entity within the meaning of Article 42 of the Spanish Commercial Code, whether listed or not, and has, directly or through its subsidiaries, business relations with said entity or one of its subsidiaries (other than those of the listed company) or engages in activities related to those of any one of them.

Section 12.1 Procedure for approval of related-party transactions

E. RISK CONTROL AND MANAGEMENT SYSTEMS

E.1. Explain the scope of the company’s Risk Control and Management System for financial and non-financial risks, including risks of a tax-related nature.	Section 13.2 General Risk Management and Control Model

E.2. Identify the corporate bodies responsible for the preparation and enforcement of the Risk Control and Management System for financial and non-financial risks, including tax-related risks.	Section 13.1 Risk governance at BBVA

E.3. Indicate the primary financial and non-financial risks, including tax-related risks and, to the extent significant, risks derived from corruption (the latter being understood as those within the scope of Royal Decree Law 18/2017) that could impact the achievement of business objectives.

Section 13.5 Other issues related to risk management and control

E.4. Identify whether the company has risk tolerance levels, including for tax-related risks.	Section 13.3 Risk Appetite Framework

E.5. State what financial and non-financial risks, including tax-related risks, have arisen during the financial year.	Section 13.5 Other issues related to risk management and control (Subsection B: Materialisation of risks in 2023)

E.6. Explain the response and oversight plans for the primary risks faced by the entity, including tax-related risks, and the procedures followed by the company to ensure that the board of directors responds to any new challenges.

Section 13.4 Internal Control Model

F. INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS FOR FINANCIAL REPORTING (ICFR)

F.1. The entity’s control environment.

F.1.1 Which bodies and/or functions are responsible for: (i) the existence and maintenance of an adequate and effective ICFR; (ii) the implementation thereof and (iii) oversight thereof.	Section 14.1 Preparation and monitoring of financial information

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	139

Annex 1. Reconciliation with CNMV template as set out in Circular 5/2013
Sections of the CNMV template	Sections in this Report in free format
F. INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS FOR FINANCIAL REPORTING (ICFR)

F.1.2. Whether, especially in the process of preparing financial information, the following elements exist:

Departments and/or mechanisms responsible for: (i) designing and reviewing the organisational structure; (ii) clearly defining lines of responsibility and authority, with an adequate distribution of tasks and functions; and (iii) ensuring that sufficient procedures exist to properly disseminate them within the entity.

Code of conduct, approval body, degree of dissemination and instruction, principles and values included (indicating whether there are specific references to recording transactions and preparing financial information), body charged with analysing non-compliance and proposing corrective measures and sanctions.

Whistleblowing channel that allows financial and accounting irregularities to be communicated to the audit committee, together with potential breaches of the code of conduct and irregular activities in the organisation, reporting, where applicable, if the channel is confidential in nature and if it allows for anonymous communication that respects the rights of the reporting party and the subject of the report.

Periodic training and refresher courses for employees involved in preparing and revising financial information and in assessing ICFR, covering at least accounting standards, auditing, internal control and risk management.

Section 14.1 Preparation and monitoring of financial information and Section 14.6 Additional control mechanisms

F.2. Financial reporting risk assessment.

F.2.1 The key features of the risk identification process, including error and fraud risks, with respect to:	Section 14.2 Financial reporting risk assessment

Whether the process exists and is documented

 Whether the process covers all of the objectives of financial reporting (existence and occurrence; completeness; valuation; presentation, breakdown and comparability; and rights and obligations), whether the information is updated and how frequently.

 The existence of a process for identifying the consolidation perimeter, taking into account aspects including the possible existence of complex corporate structures, instrumental entities or special purpose vehicles.

 Whether the process takes into account the effects of other types of risks (operational, technological, financial, legal, tax-related, reputational, environmental etc.) insofar as they impact the financial statements.

Which of the entity’s governing bodies supervises the process

F.3 Control activities

F.3.1 Give information on the main features thereof, if at least the following exist: Procedures for the review and authorisation of financial information and the description of the ICFR to be published in the stock markets, indicating the persons responsible therefor and the documentation describing the activity flows and controls (including those concerning risk of fraud) for the different types of transactions that may materially impact the financial statements, including the procedure for closing the accounts and the specific review of the relevant judgements, estimates, valuations and projections.

Section 14.3 Financial reporting control activities

F.3.2 Give information on the main features thereof, if at least the following exist: Internal control policies and procedures for information systems (among others, access security, change control, the operation thereof, operational continuity and segregation of functions) that support the relevant processes of the entity in relation to the preparation and publication of financial information.

Section 14.3 Financial reporting control activities

F.3.3 Give information on the main features thereof, if at least the following exist: Internal control policies and procedures designed to supervise the management of activities subcontracted to third parties and those aspects of evaluation, calculation or assessment outsourced to independent experts which may materially impact the financial statements.

Section 14.3 Financial reporting control activities

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	140

Annex 1. Reconciliation with CNMV template as set out in Circular 5/2013
Sections of the CNMV template	Sections in this Report in free format
F. INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS FOR FINANCIAL REPORTING (ICFR)

F.4 Information and communication

F.4.1 Give information on the main features thereof, if at least the following exist: A specific function charged with defining accounting policies (accounting policy department or area), keeping them current and resolving queries or conflicts stemming from their interpretation, ensuring fluid communication with those in charge of operations in the organisation and maintaining an up-to-date manual of accounting policies that is communicated to the units through which the entity operates.

Section 14.4 Information and communication of financial information

F.4.2 Give information on the main features thereof, if at least the following exist: Mechanisms to capture and prepare financial reporting in standardised formats for application and use by all units comprising the entity or group that support the main financial statements and the notes thereto, in addition to detailed information on ICFR.

Section 14.4 Information and communication of financial information

F.5 Supervision of the system’s operation

F.5.1 Give information on the main features of at least:	Section 14.5 Supervision of the system’s functioning

The ICFR supervision activities carried out by the audit committee and whether the entity has an internal audit function with powers that include providing support to the audit committee in its task of supervising the internal control system, including the ICFR. Likewise, information will be given on the scope of the ICFR assessment carried out during the financial year and of the procedure by which the person in charge of performing the assessment communicates its results, whether the entity has an action plan listing the possible corrective measures, and whether its impact on financial reporting has been considered.

F.5.2 Give information on the main features of at least: Whether there is a discussion procedure pursuant to which the auditor (in line with the technical auditing standards), the internal audit function and other experts can inform senior management and the audit committee or the entity’s directors of significant internal control weaknesses identified during the review processes for the annual financial statements or any others within their remit. Also provide information on whether there is an action plan that endeavours to correct or mitigate the weaknesses observed.

Section 14.5 Supervision of the system’s functioning (Subsection 14.5.1: Discussion procedure for internal control weaknesses)

F.6 Other relevant information	Not included because there is no relevant information

F.7 External auditor report

F.7.1 Whether the ICFR information disclosed to the markets has been subject to review by the external auditor, in which case the entity must attach the corresponding report as an annex. If not, explain the reasons therefor.

Section 14.5 Supervision of the system’s functioning (Subsection 14.5.1: Discussion procedure for internal control weaknesses)

G. EXTENT OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Recommendations 1–64	Section 15 Extent of compliance with corporate governance recommendations

H. CODE OF GOOD TAX PRACTICES

H.3 The company may also indicate whether it has voluntarily adhered to other international, industry-wide or any other codes of ethical principles or good practices. Where applicable, identify the code in question and the adhesion date. In particular, indicate whether it has adhered to the Code of Good Tax Practices of 20 July 2010.

Section 9 Culture and values BBVA

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report	141

ANNEX 2 CNMV Statistical appendix This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

ISSUER IDENTIFICATION

Year-End Date:	31/12/2023

Tax identification number (CIF):	A-48265169

Company Name:

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Registered Office:

PZ. DE SAN NICOLAS N.4 (BILBAO) BIZKAIA

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

A. OWNERSHIP STRUCTURE

A.1.	Complete the following table on share capital and the attributed voting rights, including those corresponding to shares with a loyalty vote as of the closing date of the year, where appropriate:

Indicate whether company bylaws contain the provision of double loyalty voting:

[  ]   Yes

[ √ ]    No

Date of last change	Share capital (€)	Number of shares	Number of voting rights

19/12/2023	2,860,590,786.20	5,837,940,380	5,837,940,380

Indicate whether there are different classes of shares with different associated rights:

[  ]   Yes

[ √ ]    No

A.2.	List the company’s significant direct and indirect shareholders at year end, including Directors with a significant shareholding:

Name or corporate name of the shareholder	% of voting rights attached to shares		% of voting rights through financial instruments		Total % of voting rights
	Direct	Indirect	Direct	Indirect
BLACKROCK INC	0.00	5.48	0.44	0.00	5.92
Capital Research and Management Company	0.00	3.007	0.003	0.00	3.01

Details of indirect shareholdings:

Name or corporate name of the indirect shareholder	Name or corporate name of the direct shareholder	% of voting rights attached to shares	% of voting rights through financial instruments	Total % of voting rights
No data

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

A.3.

Detail, regardless of the percentage, the shareholdings as of financial year-end of the members of the board of Directors that hold voting rights associated with company shares or through financial instruments, excluding those Directors identified in Section A.2 above:

Name or corporate name of the Director	% voting rights attributed to shares (including loyalty votes)		% of voting rights through financial instruments		total % of voting rights	Out of the total % of voting rights attached to the shares, indicate, where applicable, the % of additional votes attached that correspond to shares with a loyalty vote
	Direct	Indirect	Direct	Indirect		Direct	Indirect
CARLOS TORRES VILA	0.03	0.00	0.00	0.00	0,03	0.00	0.00
ONUR GENÇ	0.02	0.00	0.00	0.00	0,02	0.00	0.00
CARLOS SALAZAR LOMELIN	0.01	0.03	0.00	0.00	0.04	0.00	0.00

Total % of voting rights held by members of the board of Directors	0.09

Details of indirect shareholdings::

Name or corporate name of the Director	Name or corporate name of the direct shareholder	% voting rights attributed to shares (including loyalty votes)	% of voting rights through financial instruments	total % of voting rights	Out of the total % of voting rights attached to the shares, indicate, where applicable, the % of additional votes attached that correspond to shares with a loyalty vote
CARLOS SALAZAR LOMELIN	Danford Investments L.P	0.02	0.00	0.02	0.00
CARLOS SALAZAR LOMELIN	Servicios Maravilla del Norte, S.A. de C.V.	0.01	0.00	0.01	0.00

Detail the total percentage of voting rights held by the board:

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

Total % of voting rights held by the board of Directors	0.03

A.7.

Indicate whether the company has been informed of any shareholder agreements that may affect it, as established in Articles 530 and 531 of the Corporate Enterprises Act. Where applicable, briefly describe them and list the shareholders bound by each such agreement:

[  ]   Yes

[ √ ]    No

Indicate whether the company is aware of the existence of concerted actions by its shareholders. If so, describe them briefly:

[  ]   Yes

[ √ ]    No

A.8.	Indicate whether any legal entities or natural persons exercise or may exercise control over the company pursuant to Article 5 of the Securities Exchange Act. If so, identify them:

[  ]   Yes

[ √ ]    No

A.9.	Complete the following table with details of the company’s treasury shares:

At the close of the year:

Number of direct shares	Number of indirect shares (*)	Total percentage of share capital
	4,386,625	0.08

(*) Through:

Name or company name of direct shareholder	Number of direct shares

CORPORACION GENERAL FINANCIERA, S.A.	4,354,004

BBVA SEGUROS, S.A. de Seguros y Reaseguros.	32,621

Total	4,386,625

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

A.11. Estimated floating capital:

%
Estimated floating capital	91.39

A.14. Indicate whether the company has issued securities that are not traded on a regulated market in the European Union.

[ √ ]    Yes

[  ]    No

B. GENERAL MEETING

B.4.	Provide data on attendance at general meetings held during the financial year covered in this report and the reports for the two preceding financial years:

	Attendance data
Date of general meeting	% physically	% present by	% voting remotely		Total
	present	proxy	Electronic vote	Other
20/04/2021	1.23	54.90	7.37	4.18	67.68
Of which floating capital	1.21	45.88	7.37	4.18	58.64
18/03/2022	1.03	48.72	5.91	9.64	65.30
Of which floating capital	1.00	42.80	5.91	9.64	59.35
17/03/2023	1.61	48.22	6.47	8.88	65.18
Of which floating capital	1.59	42.74	6.47	8.88	59.68

B.5.	Indicate whether there were any items on the agenda for the general meetings that took place during the financial year that were not approved by the shareholders for:

[  ]   Yes

[ √ ]    No

B.6.	Indicate whether there are any restrictions in the bylaws that establish a minimum number of shares required to attend general meetings or vote remotely:

[ √ ]   Yes

[  ]   No

Number of shares required to attend general meetings	500
Number of shares required to vote remotely	1

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

C. COMPANY MANAGEMENT STRUCTURE

C.1.	Board of Directors

C.1.1	Maximum and minimum number of Directors established in the bylaws and number set by the general meeting:

Maximum number of Directors	15

Minimum number of Directors	5

Number of Directors set by the general meeting	15

C.1.2	Fill in the following table on the board members:

Name or corporate name of the director	Representative	Type of Director	Position on the Board	Date of first appointment	Date of most recent appointment	Election procedure

ANA CRISTINA PERALTA MORENO		Independent	DIRECTOR	16/03/2018	20/04/2021	RESOLUTION OF THE GENERAL SHAREHOLDE RS’ MEETING

ANA LEONOR REVENGA SHANKLIN		Independent	DIRECTOR	13/03/2020	17/03/2023	RESOLUTION OF THE GENERAL SHAREHOLDERS’ MEETING

JOSÉ MALDONADO RAMOS		Other external	DIRECTOR	28/01/2000	20/04/2021	RESOLUTION OF THE GENERAL SHAREHOLDERS’ MEETING

BELÉN GARIJO LÓPEZ		Independent	DIRECTOR	16/03/2012	20/04/2021	RESOLUTION OF THE GENERAL SHAREHOLDERS’ MEETING

JAIME FÉLIX CARUANA LACORTE		Independent	DIRECTOR	16/03/2018	20/04/2021	RESOLUTION OF THE GENERAL SHAREHOLDERS’ MEETING

CONNIE HEDEGAARD KOKSBANG		Independent	DIRECTOR	18/03/2022	18/03/2022	RESOLUTION OF THE GENERAL SHAREHOLDERS’ MEETING

JUAN PI LLORENS		Other external	DIRECTOR	27/07/2011	20/04/2021	RESOLUTION OF THE GENERAL SHAREHOLDERS’

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Name or corporate name of the director	Representative	Type of Director	Position on the Board	Date of first appointment	Date of most recent appointment	Election procedure

MEETING

CARLOS TORRES VILA		Executive	CHAIR	04/05/2015	18/03/2022	RESOLUTION OF THE GENERAL SHAREHOLDE RS’ MEETING

LOURDES MÁIZ CARRO		Independent	DIRECTOR	14/03/2014	17/03/2023	RESOLUTION OF THE GENERAL SHAREHOLDE RS’ MEETING

JOSÉ MIGUEL ANDRÉS TORRECILLAS		Independent	DEPUTY CHAIR	13/03/2015	20/04/2021	RESOLUTION OF THE GENERAL SHAREHOLDE RS’ MEETING

JAN PAUL MARIE FRANCIS VERPLANCKE		Independent	DIRECTOR	16/03/2018	20/04/2021	RESOLUTION OF THE GENERAL SHAREHOLDE RS’ MEETING

ONUR GENÇ		Executive	CHIEF EXECUTIVE OFFICER	20/12/2018	18/03/2022	RESOLUTION OF THE GENERAL SHAREHOLDE RS’ MEETING

RAÚL CATARINO GALAMBA DE OLIVEIRA		Independent	INDEPENDENT LEAD DIRECTOR	13/03/2020	17/03/2023	RESOLUTION OF THE GENERAL SHAREHOLDE RS’ MEETING

CARLOS VICENTE SALAZAR LOMELÍN		Other external	DIRECTOR	13/03/2020	17/03/2023	RESOLUTION OF THE GENERAL SHAREHOLDE RS’ MEETING

SONIA DULA		Independent	DIRECTOR	17/03/2023	17/03/2023	RESOLUTION OF THE GENERAL SHAREHOLDE RS’ MEETING

Total number of Directors	15

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

Indicate any departures, whether resulting from resignation or resolution of the general meeting, that occurred on the board of Directors during the reporting period:

Name or corporate name of the director	Type of Director at the time of departure	Date of most recent appointment	Departure date	Specialised committees of which the Director was a member	Indicate if departure occurred before the end of the mandate

No data

C.1.3	Fill in the following tables on the board members and their Directorship type:

EXECUTIVE DIRECTORS
Name or corporate name of the Director	Position within the company’s organisational structure	Profile

CARLOS TORRES VILA	Chair	Chair of the BBVA Board of Directors. He was Chief Executive Officer of BBVA from May 2015 to December 2018, Head of Digital Banking from 2014 to 2015 and Head of Strategy and Corporate Development from 2008 to 2014. In addition, he previously held positions of responsibility in other companies, with his roles as Chief Financial Officer, Corporate Director of Strategy and member of the Executive Committee of Endesa, as well as his elected partnership at McKinsey & Company. He completed his studies in Electrical Engineering (BSc) at the Massachusetts Institute of Technology (MIT), where he also received a degree in Business Administration. He holds a master’s degree in Management (MSc) from the MIT Sloan School of Management and also a degree in law from the National Distance Education University (UNED). DELEGATED POWERS He holds the widest-ranging representative and management powers in line with his duties as executive Chair of the Company.

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

ONUR GENÇ	Chief Executive Officer

Chief Executive Officer of BBVA. He served as Chair and CEO of BBVA Compass and as BBVA Country Manager in the United States from 2017 to December 2018, and served as Deputy CEO and Executive Vice President of retail and private banking at Garanti BBVA between 2012 and 2017. He has also held positions of responsibility in different McKinsey & Company offices, having previously been a Senior Partner and Manager of its Turkish office. He holds a degree in Electrical Engineering (BSc) from the University of Boğaziçi in Türkiye and a Master’s degree in Business Administration (MSIA/MBA) from Carnegie Mellon University in the United States. DELEGATED POWERS He holds the widest-ranging representative and management powers in line with his duties as Chief Executive Officer of the Company.

Total number of executive Directors	2

% of all Directors	13.33

EXTERNAL PROPRIETARY DIRECTORS
Name or corporate name of the director	Name or corporate name of the significant shareholder represented by the Director or that proposed the Director’s appointment	Profile
No data

EXTERNAL INDEPENDENT DIRECTORS
Name or corporate name of the director	Profile
ANA CRISTINA PERALTA MORENO

She is a member of the Board of Directors of Grenergy Renovables, S.A. and Inmobiliaria Colonial SOCIMI, S.A. She is a member of the Professional Council of ESADE and a member of the Board of Trustees of the Hazloposible Foundation.

She has been Chief Risk Officer and member of the Management Committee of Bankinter and Chief Risk Officer and member of the Management Committee of Banco Pastor. She has also held various positions in different financial institutions, including that of Independent Director of Deutsche Bank SAE; Independent Director of Banco Etcheverría; Independent Director of Grupo Lar Holding Residencial, S.A.U. and Senior Advisor of Oliver Wyman Financial Services. She is a graduate in Economic and Business Sciences from Complutense University of Madrid. She also has a Master’s degree in Economic-Financial Management from the Centro de Estudios Financieros (CEF), Program for Management Development (PMD) at Harvard Business School

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EXTERNAL INDEPENDENT DIRECTORS

Name or corporate name of the director	Profile
and PADE (Programa de Alta Dirección de Empresas – Senior Management Programme) at IESE.

ANA LEONOR REVENGA SHANKLIN

Proprietary Director of Revenga Ingenieros, S.A., Chair of the Board of Trustees of the ISEAK Foundation and Senior Fellow at the Brookings Institution since 2018, member of the Board of Trustees of the BBVA Microfinance Foundation and member of the Advisory Board of ESADE EcPol – Center for Economic Policy and Political Economy since 2019, and Associate Professor at the Walsh School of Foreign Service, Georgetown University from 2019 to 2021. Her career has been linked mainly to the World Bank, where, after holding several technical and management positions in East Asia and the Pacific, Europe and Central Asia, Latin America and the Caribbean, she has held several leadership positions, including Senior Director of Global Poverty & Equity (2014–2016) and Deputy Chief Economist (2016–2017). She holds a BA in Economics and Mathematics, magna cum laude, from Wellesley College (USA), an MA and PhD in Economics from Harvard University (USA), and a Certificate in Human Rights from the Faculty of Law at the University of Geneva (Switzerland).

BELÉN GARIJO LÓPEZ	Chair of the Executive Board and CEO of the Merck Group, independent member of the Board of Directors of L’Oréal, Chair of the European side of the EU-Japan Business Round Table, member of the Executive Committee of the German Chemical Industry Association, member of the European Round Table for Industry and member of The Business Council. She has held various positions of responsibility at Abbot Laboratories (1989–1996), Rhône-Poulenc (1996–1999), Aventis Pharma (1999–2004), Sanofi Aventis (2004–2011) and Merck (since 2011). She is a graduate in Medicine from the University of Alcalá de Henares in Madrid and a specialist in Clinical Pharmacology at Hospital de la Paz, Autonomous University of Madrid. She also holds a Master’s degree in Business and Management from the Ashridge Management School (UK).

JAIME FÉLIX CARUANA LACORTE	He is a member of the Group of 30 (G-30), Trustee of the Aspen Institute Spain Foundation and Chair of the Board of the ICMB Foundation (International Center for Monetary and Banking Studies). He has been a member of the International Advisory Committee of the CBIRC (China Banking and Insurance Regulatory Commission), General Manager of the Bank for International Settlements (BIS); Director of the Monetary and Capital Markets Department and Financial Advisor to the Managing Director of the International Monetary Fund (IMF); Chair of the Basel Committee on Banking Supervision; and Governor of the Bank of Spain, as well as member of the Governing Council of the European Central Bank, among other positions. He holds a degree in Telecommunications Engineering from the Escuela Técnica Superior de Ingenieros de Telecomunicación (ETSIT) of the Universidad Politécnica de Madrid and is a Commercial Technician and State Economist.

CONNIE HEDEGAARD KOKSBANG	She is a member of the Volkswagen Sustainability Advisory Committee, a member of the Board of Trustees of the European Climate Foundation, Chair of the OECD Roundtable on Sustainable Implementation, a member of the Climate and Environment Advisory Council of the European Investment Bank (EIB), Member of the Board of Trustees of the Villum Foundation; Chair of the Board of Trustees of the KR Foundation, Chair of CONCITO, positions in which she is expected to leave in April 2024; Chair of the Mission of the European Commission on Adaptation to Climate Change, including Social Change; and Chair of the Council of the University of Aarhus. She is also

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EXTERNAL INDEPENDENT DIRECTORS

Name or corporate name of the director	Profile

a member of the Board of Directors of Danfoss A/S and Cadeler A/S. She has held various positions in Danish government, such as European Commissioner for Climate Action and Minister for the Environment, Climate and Energy and Nordic Cooperation, among others. She has also been a member of the supervisory Board of Nordex SE. She holds a Master’s degree in Literature and History from the University of Copenhagen.

LOURDES MÁIZ CARRO	She is a member of the Board of Directors of Actividades de Construcción y Servicios, S.A. She was Secretary of the Board of Directors and Director of Legal Services at Iberia, Líneas Aéreas de España until April 2016. She has also been a Director of several companies, including Renfe, GIF (Gerencia de Infraestructuras Ferroviarias — Railway Infrastructure Administrator, now ADIF), the ICO (Instituto de Crédito Oficial — Official Credit Institution), Aldeasa and Banco Hipotecario. She worked in Research, giving classes in Metaphysics and Theory of Knowledge at the Complutense University of Madrid for five years. She became an Attorney for the State and held various positions of responsibility in Public Administration, including General Director of Administrative Organisation, among others, General Director of the Sociedad Estatal de Participaciones Patrimoniales (SEPPA) at the Ministry of Economy and Finance and Technical General Secretary of the Ministry of Agriculture. She holds degrees in Law and Philosophy and Education Sciences as well as a Ph.D. in Philosophy.

JOSÉ MIGUEL ANDRÉS TORRECILLAS	Deputy Chair of the BBVA Board of Directors. His career began at Ernst & Young, where he held a range of senior positions, such as Partner, Managing Partner of the Banking Group, Managing Partner of Audit and Advisory and Chair of Ernst & Young Spain until 2014. He has been a member of various organisations such as the ROAC (Registro Oficial de Auditores de Cuentas — official registry of auditors), the REA (Registro de Economistas Auditores — registry of accounting auditors), the Junta Directiva del Instituto Español de Analistas Financieros (Spanish Institute of Financial Analysts Management Board), Fundación Empresa y Sociedad (the Business and Society Foundation), Instituto de Censores Jurados de Cuentas de España (Spanish Institute of Chartered Accountants), Consejo Asesor del Instituto de Auditores Internos (the Advisory Board of the Institute of Internal Auditors) and the Institute of Chartered Accountants in England & Wales (ICAEW). He was a Director of Zardoya Otis, SA until 2022. He holds a degree in Economic and Business Sciences from the Complutense University of Madrid and has studied at post-graduate level in Management Programs from IESE, Harvard and IMD.

JAN PAUL MARIE FRANCIS VERPLANCKE	He is Chief Executive Officer of company Vestraco S.A.R.L. and member of the Advisory Committee for Technology and Data of ALJ (Abdul Latif Jameel). His roles have included Chief Information Officer (CIO) and Group Head of Technology and Banking Operations at Standard Chartered Bank, Vice President of Technology and CIO for EMEA at Dell, as well as Vice President and Chief of Architecture and Vice President of Information of the Youth Category at Levi Strauss. He holds a bachelor’s degree in Science, specialising in Computer Science, from the Programming Centre of the North Atlantic Treaty Organisation (NATO) in Belgium.

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EXTERNAL INDEPENDENT DIRECTORS

Name or corporate name of the director	Profile

RAÚL CATARINO GALAMBA DE OLIVEIRA

Lead Director of BBVA. Chair of CTT - Correios de Portugal and member of the Board of Directors of the companies José de Mello Capital and José de Mello Saúde. His career has been linked to McKinsey & Company, where he was appointed Partner in 1995, head of the global financial services practice in 2000. He was Managing Partner for Spain and Portugal (2005–2011), Managing Partner for Global Risk Practice (2013–2016), Member of the Global Shareholders’ Council (2005–2011), and Member of the Global Partner Election and Evaluation Committees (2001–2017). Member of the Remuneration Committee (2005–2013) and Chair of the Global Learning Board (2006–2011). He holds a degree in Mechanical Engineering from IST (Portugal), a Master of Science (MS) in Mechanical Engineering-Systems from IST (Portugal) and a Master of Business Administration (MBA) from Nova School of Business and Economics (Portugal).

SONIA DULA	She is a member of the Board of Directors of companies Acciona, S.A., Corporación Acciona Energías Renovables, S.A. and Huntsman Corporation. She has been an Analyst at Petróleos Mexicanos (Pemex) and Vice President of Capital Markets for Latin America at Goldman Sachs Group. Subsequently, she became CEO of Telemundo Studios Mexico, Internet Group Brazil, Obsidiana and Grupo Latino de Radio. In 2013 she was appointed Vice Chair of Global Corporate and Investment Banking for Latin America in Bank of America. She has sat on the Boards of Directors of Bestinver, Grupo Prisa, Millicom, Hemisphere Media, Council of the Americas, Women‘s World Banking and The Adrienne Arsht Center for the Performing Arts, in Miami. She has also sat on the International Advisory Board of Banco Itaú (Brazil) and has been a member of the Young Presidents Organisation (YPO) and the Global Diversity and Inclusion Council of Bank of America. She is also a life member of the Council on Foreign Relations. She holds a BA in Economics from Harvard University (United States) and an MBA in Finance from Stanford Graduate School of Business (United States).

Total number of independent Directors	10
% of all directors	66.67

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Indicate whether any Director considered to be an independent Director is receiving, from the company or its group, any amount or benefit that does not constitute remuneration for serving as a Director, or maintains or has maintained, over the last financial year, a business relationship with the company or any company in its group, whether in their own name or as a significant shareholder, Director or senior manager of an entity that maintains or has maintained such a relationship.

Where applicable, include a reasoned statement from the board with the reasons why it deems that this Director can perform their duties as an independent Director.

Name or corporate name of the director	Description of the relationship	Reasoned statement
No data

OTHER EXTERNAL DIRECTORS

Identify all other external Directors and explain why they cannot be considered proprietary or independent Directors, detailing their relationships with the company or its executives or shareholders:
Name or corporate name of the director	Reasons	Company, executive or shareholder with whom the relationship is maintained	Profile
JOSÉ MALDONADO RAMOS	He has been a Director for a continuous period of more than 12 years.	BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	He has developed his professional career holding the position of Secretary of the Board of Directors in various companies, most notably as General Secretary Director of Argentaria, later becoming General Secretary Director of BBVA, having taken early retirement as an executive of the Bank in December 2009. He holds a degree in Law from the Complutense University of Madrid. He was admitted by competitive examination to the corps of state lawyers in 1978.

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OTHER EXTERNAL DIRECTORS

Identify all other external Directors and explain why they cannot be considered proprietary or independent Directors, detailing their relationships with the company or its executives or shareholders:

Name or corporate name of the director	Reasons	Company, executive or shareholder with whom the relationship is maintained	Profile

CARLOS VICENTE SALAZAR LOMELÍN	Applying a criterion of prudence in the interpretation of the rule, Mr Salazar Lomelín has been assigned the status of external Director to Banco Bilbao Vizcaya Argentaria, S.A., in view of his membership of the management bodies of companies related to BBVA Mexico for more than 15 years.	GRUPO FINANCIERO BBVA MÉXICO, S.A. DE C.V.

He is a member of the Board of Directors of the companies Alsea, S.A.B. de C.V., Sukarne, S.A. de C.V. and CYDSA Corporativo, S.A. de C.V. His career has been mainly linked to Grupo Fomento Económico Mexicano S.A.B. de C.V. (Femsa), where he became Chief Executive Officer of Cervecería Cuauhtémoc Moctezuma, Director of Coca Cola Femsa and Chief Executive Officer of Femsa.

In addition, he participates in various educational institutions and social and business organizations and forums, and has been a professor of economics for more than 40 years at the Instituto Tecnológico y de Estudios Superiores de Monterrey, where he is currently the President of the Business Schools. He has also been President of the Mexican Business Coordinating Council.

He has a degree in Economics and postgraduate studies in Business Administration at the Instituto Tecnológico y de Estudios Superiores de Monterrey.

JUAN PI LLORENS	He has been a Director for a continuous period of more than 12 years.	BANCO BILBAO VIZCAYA ARGENTARIA, S.A.	He has developed his professional career in IBM occupying several positions of responsibility at national and international level, such as Vice President of Sales in

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OTHER EXTERNAL DIRECTORS

Identify all other external Directors and explain why they cannot be considered proprietary or independent Directors, detailing their relationships with the company or its executives or shareholders:

Name or corporate name of the director	Reasons	Company, executive or shareholder with whom the relationship is maintained	Profile

IBM Europe, Vice President of the Technology and Systems Group in IBM Europe and Vice President of the Financial Sector of GMU (Growth Markets Units) in China, and Executive President of IBM Spain. Juan Pi Llorens is Director of the companies of the Oesía Group (Oesía Networks, S.L., Tecnobit, S.L.U., UAV Navigation, S.L. and Inster Tecnología y Comunicaciones, S.A.U.) as a natural person representative of the company Relocation & Execution Services, S.L.

He holds a degree in Industrial Engineering from the Polytechnic University of Barcelona and a PDG - Program in General Management from IESE.

Total number of other external Directors	3

% of all directors	20.00

Indicate any changes that occurred during the period in the type of each Director:

Name or corporate name of the Director	Date of change	Previous type	Current type

JUAN PI LLORENS	27/07/2023	Independent	Other external

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C.1.4	Fill in the following table with information regarding the number of female Directors as of the end of the last four financial years and the types of such Directors:

	Number of female Directors				% of all Directors of each category

	Financial year 2023	Financial year 2022	Financial year 2021	Financial year 2020	Financial year 2023	Financial year 2022	Financial year 2021	Financial year 2020

Executive					0.00	0.00	0.00	0.00

Proprietary					0.00	0.00	0.00	0.00

Independent	6	5	4	4	60.00	50.00	40.00	40.00

Other external		1	1	1	0.00	33.33	33.33	33.33

Total	6	6	5	5	40.00	40.00	33.33	33.33

C.1.11	Detail the Director or Director representative roles held by Directors or representatives of members of the board of Directors of the company in other companies, whether listed or not:

Name of the Director or representative	Corporate name of the entity, whether listed or not	Role

RAÚL CATARINO GALAMBA DE OLIVEIRA	CTT – Correios de Portugal, S.A.	CHAIR

RAÚL CATARINO GALAMBA DE OLIVEIRA	José de Mello Capital, S.A.	DIRECTOR

RAÚL CATARINO GALAMBA DE OLIVEIRA	José de Mello Saúde, S.A.	DIRECTOR

BELÉN GARIJO LÓPEZ	L‘Oréal Société Anonyme	DIRECTOR

BELÉN GARIJO LÓPEZ	Merck KGaA	CHIEF EXECUTIVE OFFICER

CONNIE HEDEGAARD KOKSBANG	Danfoss A/S	DIRECTOR

LOURDES MÁIZ CARRO	Actividades de Construcción y Servicios, S.A.	DIRECTOR

ANA CRISTINA PERALTA MORENO	Grenergy Renovables, S.A.	DIRECTOR

ANA CRISTINA PERALTA MORENO	Inmobiliaria Colonial SOCIMI, S.A.	DIRECTOR

JUAN PI LLORENS	Ecolumber, S.A.	CHAIR

JUAN PI LLORENS	Oesía Networks, S.L.	DIRECTOR

JUAN PI LLORENS	Tecnobit, S.L.U. (Grupo Oesía)	DIRECTOR

JUAN PI LLORENS	UAV Navigation, S.L. (Grupo Oesía)	DIRECTOR

JUAN PI LLORENS	Inster Tecnología y Comunicaciones, S.A.U. (Grupo Oesía)	DIRECTOR

CARLOS VICENTE SALAZAR LOMELÍN	Alsea, S.A.B. de C.V.	DIRECTOR

SONIA DULA	Acciona, S.A	DIRECTOR

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Name of the Director or representative	Corporate name of the entity, whether listed or not	Role

SONIA DULA	Corporación Acciona Energías Renovables, S.A.	DIRECTOR

SONIA DULA	Huntsman Corporation	DIRECTOR

CARLOS VICENTE SALAZAR LOMELÍN	Sukarne, S.A. de C.V.	DIRECTOR

CARLOS VICENTE SALAZAR LOMELÍN	CYDSA Corporativo, S.A. de C.V.	DIRECTOR

JAN PAUL MARIE FRANCIS VERPLANCKE	Vestraco S.A.R.L.	CHIEF EXECUTIVE OFFICER

ANA LEONOR REVENGA SHANKLIN	Revenga Ingenieros, S.A.	DIRECTOR

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Indicate, where applicable, all paid activities of any nature engaged in by Directors or their representatives aside from those indicated in the table above.

Name of the Director or representative	Other paid activities

JAN PAUL MARIE FRANCIS VERPLANCKE	Member of the ALJ Data and Technology Advisory Committee (Abdul Latif Jameel).

LOURDES MÁIZ CARRO	Teaching of training activities

CONNIE HEDEGAARD KOKSBANG	Member of several bodies aimed at driving the transition of economies towards decarbonisation, such as the KR Foundation, CONCITO (think-tank), Kirkbi, OECD Roundtable on Sustainable Implementation and other related activities.

C.1.12

Indicate and, where applicable, explain whether the company has established any rules regarding the maximum number of company boards on which its Directors may sit, identifying, where applicable, where such rules are governed:

[ √ ]	Yes
[ ]	No

C.1.13	Indicate the amounts of the following items relating to the total remuneration of the board of Directors:

Remuneration accrued in favour of the board of Directors during the financial year (thousands of euro)	20,092

Amount of funds accumulated by current Directors through long-term savings systems with vested economic rights (thousands of euro)	0

Amount of funds accumulated by current Directors through long-term savings systems with non-vested economic rights (thousands of euro)	24,759

Amount of funds accumulated by former Directors through long-term savings systems (thousands of euro)	56

C.1.14	Identify the members of senior management who are not also executive Directors, and indicate the total remuneration accrued in their favour throughout the financial year:

Name or corporate name	Position(s)

MARÍA JESÚS ARRIBAS DE PAZ	Global Head of Legal

ANA FERNÁNDEZ MANRIQUE	Global Head of Regulation & Internal Control

VICTORIA DEL CASTILLO MARCHESE	Global Head of Strategy & M&A

RICARDO MARTÍN MANJÓN	Global Head of Data

DAVID PUENTE VICENTE	Global Head of Client Solutions

FRANCISCO JAVIER RODRÍGUEZ SOLER	Global Head of Sustainability and Corporate & Investment Banking

DOMINGO ARMENGOL CALVO	General Secretary

JOAQUÍN MANUEL GORTARI DÍEZ	Global Head of Internal Audit

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

Name or corporate name	Position(s)

JORGE SÁENZ-AZCÚNAGA CARRANZA	Country Monitoring

PELLO XABIER BELAUSTEGUIGOITIA MATEACHE	Country Manager Spain

MARÍA LUISA GÓMEZ BRAVO	Global Head of Finance

CARLOS CASAS MORENO	Global Head of Talent & Culture

JOSÉ LUIS ELECHIGUERRA JOVEN	Global Head of Engineering

JAIME SÁENZ DE TEJADA PULIDO	Head of Global Risk Management

EDUARDO OSUNA OSUNA	Country Manager Mexico

Number of women in senior management	4

Percentage of all members of senior management	26.67

Total remuneration of senior management (thousands of euros)	37,751

C.1.15	Indicate whether there have been any amendments to the regulations of the board during the financial year:

[ ]	Yes
[ √ ]	No

C.1.21	Explain whether there are specific requirements, other than those relating to Directors, to be appointed chairman of the board of Directors:

[ ]	Yes
[ √ ]	No

C.1.23	Indicate whether the bylaws or regulations of the board establish a limited term or other stricter requirements for independent Directors in addition to those provided for by law:

[ ]	Yes
[ √ ]	No

C.1.25

Indicate the number of meetings that the Board of Directors has held during the financial year. In addition, where applicable, indicate how many times the board met without the chairman in attendance. For calculation purposes, the chairman will be deemed to have been in attendance if represented by a proxy provided with specific instructions.

Number of board meetings	13

Number of board meetings without the chairman in attendance	0

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Indicate how many meetings were held by the lead Director with the other board members, without any executive Director in attendance or represented:

Number of meetings	48

Indicate how many meetings were held by the board committees during the financial year:

Number of meetings of the AUDIT COMMITTEE	12

Number of meetings of the APPOINTMENTS AND CORPORATE GOVERNANCE COMMITTEE	5

Number of meetings of the REMUNERATION COMMITTEE	5

Number of meetings of the RISK AND COMPLIANCE COMMITTEE	22

Number of meetings of the TECHNOLOGY AND CYBERSECURITY COMMITTEE	8

Number of meetings of the EXECUTIVE COMMITTEE	19

C.1.26	Indicate how many meetings were held by the board of Directors during the financial year and provide details on the attendance of its members:

Number of meetings attended in person by at least 80% of the Directors	13

% of in-person attendance of the total number of votes cast during the financial year	99.49

Number of meetings where all Directors, or proxies granted with specific instructions, attended in person	13

% of votes cast by Directors attending in person and through proxies granted with specific instructions of the total number of votes cast during the financial year	100.00

C.1.27	Indicate whether the individual or consolidated annual financial statements that are being presented to the board for approval have been certified beforehand:

[ √ ]	Yes
[ ]	No

Where appropriate, identify the person(s) who has/have certified the company’s individual and consolidated annual financial statements prior to board approval:

Name	Role

MARÍA LUISA GÓMEZ BRAVO	Group Chief Financial Officer

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C.1.29	Is the secretary of the board a Director?

[ ]	Yes

[ ✓ ]	No

If the secretary is not a Director, complete the following table:

Name or corporate name of the secretary	Representative

DOMINGO ARMENGOL CALVO

C.1.31	Indicate whether the company has changed its external auditor during the financial year. If so, identify the incoming and outgoing auditors:

[ ]	Yes

[ ✓ ]	No

If there were any disagreements with the outgoing auditor, explain these disagreements:

[ ]	Yes

[ ✓ ]	No

C.1.32

Indicate whether the auditing firm does any other work for the company and/or its group other than audit work. If so, state the amount of fees received for such work and the percentage that the aforementioned amount represents of the total fees billed to the company and/or its group for audit work:

[ ✓ ]	Yes

[ ]	No

	Company	Group companies	Total
Amount of non-audit work (thousands of euros)	63	177	240
Amount of non-audit work/total amount billed by the auditing firm (%)	0.39	1.27	0.80

C.1.33

Indicate whether the audit report on the annual financial statements for the previous financial year contained qualifications. If so, indicate the reasons given by the chair of the audit committee to the shareholders at the General Meeting to explain the content and scope of such qualifications.

[ ]	Yes

[ ✓ ]	No

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C.1.34

Indicate the number of consecutive financial years during which the current auditing firm has been auditing the individual and/or consolidated annual financial statements of the company. Likewise, indicate the total number of financial years audited by the current auditing firm as a percentage of the total number of years in which the annual financial statements have been audited:

	Individual	Consolidated

Number of consecutive financial years	2	2

	Individual	Consolidated

Number of financial years audited by the current auditing firm/ number of financial years the company or its group have been audited (%)	8.70	8.70

C.1.35

Indicate whether there is a procedure in place (and provide details, where applicable) whereby Directors are provided with the information they need with sufficient time to be able to prepare for meetings of the management bodies:

[ ✓ ]	Yes

[ ]	No

Details of the procedure

As regards the procedure for ensuring that the Directors receive, in due course, all the information they need to prepare for the meetings of the governing bodies, it should be noted that, pursuant to Article 5 of the Regulations of the Board of Directors, the Directors shall have, prior to the meetings, all information needed to form an opinion with respect to the matters within the remit of the Bank’s corporate bodies and may ask for any additional information and advice as may be required to perform their duties. They may also ask the Board of Directors for external expert help for any matters put to their consideration whose special complexity or importance so requires. These rights will be exercised through the Chair or Secretary of the Board of Directors, who will attend to requests by providing the information directly or by establishing suitable arrangements within the organisation for this purpose, unless a specific procedure has been established in the regulations governing the Board of Directors’ committees.

In addition, in accordance with the provisions of Article 28 of the Board Regulations, the Directors will be provided with such information or clarifications as deemed necessary or appropriate with regard to the matters to be discussed at the meeting, either before or after the meetings are held.

Thus, information is made available to the Bank’s corporate bodies prior to their meetings by means of an electronic tool to which all Board members have access.

C.1.39

Identify, on an individual basis when referring to Directors and in the aggregate for all other cases, and indicate in detail, any agreements between the company and its Directors, managers or employees that provide for severance pay (guarantee or golden parachute clauses) in the event such persons resign or are wrongfully dismissed or if the contractual relationship comes to an end owing to a public takeover bid or other type of transaction.

Number of beneficiaries	52

Beneficiary type	Description of the agreement

52 managers and employees	The Bank has no severance payment commitments to Directors. As at December 31, 2023, a group of 52 management positions and employees are entitled, pursuant to the provisions of their contracts, to a severance payment in the event of termination other than by their own choice, retirement, disability or serious breach of their duties, the amount of which will be calculated taking into account the employee’s remuneration and seniority, and which in no case will be paid in the event of disciplinary dismissal by decision of the employer

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

Beneficiary type	Description of the agreement

based on a serious breach of duty by the employee.

Indicate whether, in addition to the circumstances provided for by law, these contracts are required to be communicated to and/or approved by bodies of the company or its group. If so, specify the procedures, the circumstances provided for and the nature of the bodies responsible for such approval or communication:

	Board of Directors	General meeting

Body that authorises the clauses	✓

	Yes	No

Is the general meeting informed about these clauses?	✓

C.2.	Committees of the board of Directors

C.2.1	Detail all of the committees of the board of Directors, their members and the proportion of executive, proprietary, independent and other external Directors sitting thereon:

APPOINTMENTS AND CORPORATE GOVERNANCE COMMITTEE

Name	Role	Type

JOSÉ MALDONADO RAMOS	MEMBER	Other external

BELÉN GARIJO LÓPEZ	MEMBER	Independent

JUAN PI LLORENS	MEMBER	Other external

JOSÉ MIGUEL ANDRÉS TORRECILLAS	CHAIR	Independent

RAÚL CATARINO GALAMBA DE OLIVEIRA	MEMBER	Independent

% of executive Directors	0.00

% of proprietary Directors	0.00

% of independent Directors	60.00

% of other external Directors	40.00

REMUNERATION COMMITTEE

Name	Role	Type

ANA CRISTINA PERALTA MORENO	MEMBER	Independent

BELÉN GARIJO LÓPEZ	CHAIR	Independent

LOURDES MÁIZ CARRO	MEMBER	Independent

JAN PAUL MARIE FRANCIS VERPLANCKE	MEMBER	Independent

CARLOS VICENTE SALAZAR LOMELÍN	MEMBER	Other external

ANA LEONOR REVENGA SHANKLIN	MEMBER	Independent

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

% of executive Directors	0.00

% of proprietary Directors	0.00

% of independent Directors	83.33

% of other external Directors	16.67

RISK AND COMPLIANCE COMMITTEE

Name	Role	Type

ANA LEONOR REVENGA SHANKLIN	MEMBER	Independent

JAIME FÉLIX CARUANA LACORTE	MEMBER	Independent

JUAN PI LLORENS	MEMBER	Other external

RAÚL CATARINO GALAMBA DE OLIVEIRA	CHAIR	Independent

SONIA DULA	MEMBER	Independent

% of executive Directors	0.00

% of proprietary Directors	0.00

% of independent Directors	80.00

% of other external Directors	20.00

TECHNOLOGY AND CYBERSECURITY COMMITTEE

Name	Role	Type

ANA LEONOR REVENGA SHANKLIN	MEMBER	Independent

JUAN PI LLORENS	MEMBER	Other external

CARLOS TORRES VILA	CHAIR	Executive

JAN PAUL MARIE FRANCIS VERPLANCKE	MEMBER	Independent

RAÚL CATARINO GALAMBA DE OLIVEIRA	MEMBER	Independent

% of executive Directors	20.00

% of proprietary Directors	0.00

% of independent Directors	60.00

% of other external Directors	20.00

EXECUTIVE COMMITTEE

Name	Role	Type

JOSÉ MALDONADO RAMOS	MEMBER	Other external

JAIME FÉLIX CARUANA LACORTE	MEMBER	Independent

CARLOS TORRES VILA	CHAIR	Executive

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JOSÉ MIGUEL ANDRÉS TORRECILLAS	MEMBER	Independent

ONUR GENÇ	MEMBER	Executive

BELÉN GARIJO LÓPEZ	MEMBER	Independent

% of executive Directors	33.33

% of proprietary Directors	0.00

% of independent Directors	50.00

% of other external Directors	16.67

AUDIT COMMITTEE

Name	Role	Type

ANA CRISTINA PERALTA MORENO	MEMBER	Independent

JAIME FÉLIX CARUANA LACORTE	MEMBER	Independent

LOURDES MÁIZ CARRO	MEMBER	Independent

JOSÉ MIGUEL ANDRÉS TORRECILLAS	CHAIR	Independent

SONIA DULA	MEMBER	Independent

CONNIE HEDEGAARD KOKSBANG	MEMBER	Independent

% of executive Directors	0.00

% of proprietary Directors	0.00

% of independent Directors	100.00

% of other external Directors	0.00

Identify the Directors who are members of the audit committee and have been appointed on the basis of their knowledge and experience of accounting, auditing or both, and specify the date on which the chair of this committee was appointed to the position.

Names of the Directors with experience	ANA CRISTINA PERALTA MORENO / JAIME FÉLIX CARUANA LACORTE / LOURDES MÁIZ CARRO / JOSÉ MIGUEL ANDRÉS TORRECILLAS / SONIA DULA

Date of appointment of the chair to the position	26/04/2023

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C.2.2	Fill in the following table with information on the number of female Directors sitting on the committees of the board of Directors as of the end of the last four financial years:

	Number of female Directors

	Financial year 2023		Financial year 2022		Financial year 2021		Financial year 2020

	Number	%	Number	%	Number	%	Number	%

APPOINTMENTS AND CORPORATE GOVERNANCE COMMITTEE	1	20.00	2	40.00	2	40.00	2	40.00

REMUNERATION COMMITTEE	4	66.66	3	60.00	3	60.00	3	60.00

RISK AND COMPLIANCE COMMITTEE	2	40.00	2	40.00	2	40.00	2	40.00

TECHNOLOGY & CYBERSECURITY COMMITTEE	1	20.00	1	20.00	0	0.00	0	0.00

EXECUTIVE COMMITTEE	1	16.66	1	16.66	1	16.66	1	16.66

AUDIT COMMITTEE	4	66.66	3	60.00	3	60.00	3	60.00

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D. RELATED-PARTY TRANSACTIONS AND INTRA-GROUP TRANSACTIONS

D.2.

Individually detail transactions that are significant due to their amount or content entered into between the company or its subsidiaries and shareholders holding 10% or more of the voting rights or represented on the board of Directors of the company, and indicate the competent body for the approval thereof and whether any affected shareholder or Director abstained from voting thereon. If the board is the competent body, indicate whether the proposed resolution was approved by the board without a majority of the independent Directors having voted against such proposal:

Name or corporate name of the shareholder or any of its subsidiaries	% shareholding	Name or corporate name of the company or subsidiary	Amount (thousand s of euros)	Approving body	Name of any abstaining significant shareholders or Directors	The proposal to the general meeting, where applicable, has been approved by the board without a majority of the independent Directors having voted against the same.

No data

Name or corporate name of the shareholder or any of its subsidiaries	Nature of the transaction	Type of transaction and other information required to evaluate the same

No data

D.3.

Individually detail transactions that are significant due to their amount or content entered into between the company or its subsidiaries and Directors or executives of the company, including transactions entered into with entities controlled or jointly controlled by the Director or executive, and indicate the competent body for the approval thereof and whether any affected shareholder or Director abstained from voting thereon. If the board is the competent body, indicate whether the proposed resolution was approved by the board without a majority of the independent directors having voted against such proposal:

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Name or corporate name of the Directors or executives or of the entities under their control or joint control	Name or corporate name of the company or subsidiary	Relationship	Amount (thousands of euros)	Approving body	Name of any abstaining significant shareholders or Directors	The proposal to the general meeting, where applicable, has been approved by the board without a majority of the independent Directors having voted against the same.

No data

Name or corporate name of the Directors or executives or of the entities under their control or joint control	Nature of the transaction and other information required to evaluate the same

No data

D.4.

Individually detail intra-group transactions that are significant due to their amount or content entered into between the company and its parent company or other entities belonging to the parent’s group, including subsidiaries of the listed company, except in cases in which no other related party of the listed company has an interest in such subsidiaries or where the subsidiaries are wholly owned, directly or indirectly, by the listed company.

In any event, provide information regarding any intra-group transactions entered into with companies established in countries or territories considered to be tax havens.

Corporate name of the group company	Brief description of the transaction and other information required to evaluate the same	Amount (EUR thousand)
BBVA Global Finance LTD.	Current account deposits	3,417
BBVA Global Finance LTD.	Term account deposits	6,154
BBVA Global Finance LTD.	Issue-linked subordinated liabilities	181,690

D.5.

Individually detail transactions that are significant due to their amount or content entered into between the company or its subsidiaries with other parties considered to be related parties in accordance with the International Accounting Standards adopted by the EU that have not been listed in the previous categories.

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Corporate name of the related party	Brief description of the transaction and other information required to evaluate the same	Amount (thousands of euros)

No data

G. EXTENT OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the extent of the company’s compliance with the recommendations of the Good Governance Code of Listed Companies.

If any recommendations are not being followed or are only being followed in part, a detailed explanation of the reasons for this must be provided so that shareholders, investors and the market in general have sufficient information to assess the actions of the company. General explanations will not be acceptable.

1.

The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

Compliant [ X ]  Explain [  ]

2.

Where the listed company is controlled by another entity within the meaning of Article 42 of the Spanish Commercial Code, whether listed or not, and has, directly or through its subsidiaries, business relations with said entity or one of its subsidiaries (other than those of the listed company) or engages in activities related to those of any one of them, it should publicly report accurately on:

a)	The respective areas of activity and potential business relations between the listed company or its subsidiaries and the parent company or its subsidiaries.

b)	The mechanisms in place to resolve possible conflicts of interest.

Compliant [  ] Partially compliant [  ]       Explain [  ]     Not applicable [ X ]

3.

During the annual general meeting, as a supplement to the information circulated in the annual corporate governance report, the chairman of the board of Directors should verbally inform shareholders in sufficient detail of the most relevant aspects of the company’s corporate governance, particularly:

a)	Changes that have occurred since the previous annual general meeting.

b)	The specific reasons for the company not following a given Corporate Governance Code recommendation, and any alternative rules applied in this regard.

Compliant [ X ]  Partially compliant [  ]      Explain [  ]

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4.

The company should establish and implement a policy of communication and contacts with shareholders and institutional investors within the framework of their involvement in the company, as well as with proxy advisers, that complies in full with market abuse regulations and accords equitable treatment to similarly situated shareholders. This policy should be disclosed on the company’s website, including information relating to how it has been put into practice and identifying the relevant actors or individuals responsible for the implementation thereof.

And, without prejudice to the legal obligations regarding the disclosure of privileged information and other regulated information, the company also has a general policy regarding the communication of economic-financial, non-financial and corporate information through the channels it deems appropriate (media, social media, or other channels) to help maximise dissemination and the quality of information available to the market, investors and other stakeholders.

 Compliant [ X ]  Partially compliant [  ]     Explain [  ]

5.

The board of Directors should not make a proposal to the general meeting for the delegation of powers to issue shares or convertible securities without pre-emptive subscription rights in an amount exceeding 20% of capital at the time of such delegation.

When a board of Directors approves the issuance of shares or convertible securities that exclude pre-emptive subscription rights, the company should immediately post the reports contemplated by commercial laws on its website regarding such exclusion.

 Compliant [  ] Partially compliant [ X ]      Explain [  ]

At the General Meeting held on 18 March 2022, under items four and five of the Agenda, the shareholders delegated to the Board of Directors the power to increase share capital and to issue convertible debentures, respectively, with a discretion to exclude, in whole or in part, the pre-emptive subscription rights of the shareholders in connection with any specific issuance using such authorities. This power to exclude pre-emptive subscription rights is limited in the aggregate of both authorities to 10% of BBVA’s share capital as at the time the resolutions were adopted. Also, at its meeting on 20 April, 2021, the BBVA General Shareholders’ Meeting delegated to the Board of Directors the power to issue securities that are convertible into newly issued BBVA shares, the conversion of which is possible and is foreseen to meet regulatory requirements concerning their eligibility as capital instruments and it also delegated the power to exclude, in whole or in part, the pre-emptive subscription right of shareholders within the context of a specific issuance, when required in the corporate interest and in compliance with the legal requirements and limitations applicable on each occasion, in which case limitation to 20% of the share capital shall not apply as the holdings of the shareholders would not be diluted. This is in accordance with the wording of the additional fifteenth provision of the Corporate Enterprises Act, which states that the 20% limit provided for in Article 511 shall not apply to this type of issuance.

6.

Listed companies that prepare the reports listed below, whether on a mandatory or voluntary basis, should publish them on their website with sufficient time prior to the annual general meeting, even when such publication is not required:

a)	Report on auditor independence.

b)	Reports on the functioning of the audit committee and the appointments and remuneration committee.

c)	Audit committee report on related-party transactions.

 Compliant [ X ]  Partially compliant [  ]     Explain [  ]

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7.	The company should broadcast its general shareholders’ meetings live on its website.

And the company should have mechanisms that enable proxy voting, remote voting and, in the case of large cap companies and to the extent the same are proportional, attendance and active participation in the General Meeting.

 Compliant [ X ]  Partially compliant [  ]     Explain [  ]

8.

The audit committee should ensure that the annual financial statements presented by the board of Directors to the general shareholders’ meeting are prepared in accordance with the accounting regulations. And in cases where the statutory auditor has included any qualifications in its audit report, the chair of the audit committee should clearly explain to the general meeting the opinion of the audit committee on the content and scope thereof, making a summary of this opinion available to shareholders at the time of publication of the calling of the meeting, together with the other proposals and reports of the board.

 Compliant [ X ]  Partially compliant [  ]     Explain [  ]

9.

The company should disclose its requirements and procedures for demonstrating share ownership, the right to attend the general shareholders’ meeting and the exercise or delegation of voting rights, and display them permanently on its website.

Such requirements and procedures should encourage shareholders to attend and exercise their rights and be applied in a non-discriminatory manner.

 Compliant [ X ]  Partially compliant [  ]     Explain [  ]

10.	When an accredited shareholder exercises the right to supplement the agenda or submit new proposals prior to the general shareholders’ meeting, the company should:

a)	Immediately circulate the supplementary items and new proposals.

b)

Disclose the attendance card template and proxy appointment or remote voting form, duly modified to allow for voting on new agenda items and alternative proposals on the same terms as those submitted by the board of Directors.

c)

Put all these items or alternative proposals to a vote applying the same voting rules as for those submitted by the board of directors, with particular regard to presumptions or deductions about the direction of votes.

d)	After the general shareholders’ meeting, disclose the breakdown of votes on such supplementary items or alternative proposals.

 Compliant [  ]  Partially compliant [  ]     Explain [  ]     Not applicable [ X ]

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11.	In the event that the company plans to pay premiums for attendance at the general shareholders’ meeting, it should first establish a general, consistent policy regarding such premiums.

Compliant [ ] Partially compliant [ ] Explain [ ] Not applicable [ X ]

12.

The board of Directors should perform its functions with unity of purpose and independent judgement, according the same treatment to all similarly situated shareholders. It should be guided by the corporate interest, understood as the achievement of a profitable business that is sustainable in the long term and promotes the continuity thereof while maximising the economic value of the company.

In furtherance of the corporate interest, it should not only abide by laws and regulations and conduct itself according to principles of good faith, ethics and respect for commonly accepted customs and good practices, but also strive to reconcile its own interests with the legitimate interests of its employees, suppliers, customers and other stakeholders that may be affected, as applicable, as well as with the impact of its activities on the broader community and the natural environment.

Compliant [ X ] Partially compliant [ ] Explain [ ]

13.	The board of Directors should have an optimal size to promote its efficient functioning and maximise participation. The recommended range is accordingly between five and fifteen members.

Compliant [ X ] Explain [ ]

14.	The board of Directors should approve a policy aimed at favouring an appropriate composition of the board of Directors and that:

a)	Is concrete and verifiable.

b)	Ensures that proposals for appointment or re-election are based on a prior analysis of the needs of the board of Directors; and

c)

Favours a diversity of knowledge, experience, age and gender. To this end, measures that encourage the company to have a significant number of female senior managers are considered to favour gender diversity.

The results of the prior analysis of the needs of the board of Directors should be contained in the supporting report from the appointments committee published upon the calling of the general shareholders’ meeting at which the ratification, appointment or re-election of each Director is to be submitted.

The appointments committee should verify compliance with this policy on an annual basis and set out its findings in the annual corporate governance report.

Compliant [ X ] Partially compliant [ ] Explain [ ]

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15.

Proprietary and independent Directors should constitute an ample majority on the board of Directors, while the number of executive Directors should be the minimum necessary, bearing in mind the complexity of the corporate group and the percentage shares held by the executive Directors in the company’s capital.

The number of female Directors should represent at least 40% of the members of the board of Directors before the end of 2022 and thereafter, representing no less than 30% prior to this.

Compliant [ X ] Partially compliant [ ] Explain [ ]

16.

The percentage of proprietary Directors out of all non-executive Directors should be no greater than the proportion of the ownership in the company represented by such Directors to the remainder of the company’s capital.

This criterion may be relaxed:

a)	In large cap companies where few or no equity shares are considered by law to be significant shareholdings.

b)	In companies with a plurality of shareholders represented on the board of Directors but who are not otherwise related.

Compliant [ X ] Explain [ ]

17.	Independent Directors should represent at least half of all board members.

However, when the company does not have a large market capitalisation, or when a large cap company has shareholders who, individually or together, control over 30% of the share capital, independent Directors should constitute at least a third of the total number of Directors.

Compliant [ X ] Explain [ ]

18.	Companies should disclose the following information regarding their Directors on their websites and keep it up to date:

a)	Background and professional experience.

b)	Directorships held in other companies, whether listed or not, and other paid activities in which they engage of whatever nature.

c)	Indication of the class of directors to which they belong, specifying, in the case of proprietary directors, the shareholder they represent or are related to.

d)	Date of their first appointment as a board member and subsequent re-elections.

e)	Shares they hold in the company, and any options over the same.

Compliant [ X ] Partially compliant [ ] Explain [ ]

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19.

Following verification by the Appointments Committee, the annual corporate governance report should disclose the reasons for the appointment of proprietary Directors at the behest of shareholders controlling less than 3% of capital, and explain any formal requests for a seat on the board that were denied where such requests came from shareholders whose interests in the company’s share capital were equal to or greater than those of others at whose behest proprietary Directors were appointed.

Compliant [ ] Partially compliant [ ] Explain [ ] Not applicable [ X ]

20.

Proprietary Directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their interests in the company to a point that requires a decrease in their number of proprietary Directors, the number of such Directors should be reduced accordingly.

Compliant [ ] Partially compliant [ ] Explain [ ] Not applicable [ X ]

21.

The board of Directors should not propose the removal of independent Directors before the expiry of their term as provided for in the bylaws except for just cause as determined by the board of Directors following a report from the appointments committee. In particular, just cause will be presumed when Directors take up new posts or responsibilities that prevent them allocating sufficient time to the work of a board member, or are in breach of their fiduciary duties or come under one of the disqualifying grounds for classification as independent enumerated in the applicable legislation.

The removal of independent Directors may also be proposed when a takeover bid, merger or similar corporate transaction alters the company’s capital structure, provided the changes in the structure of the board of Directors are in furtherance of the principle of proportionality set out in recommendation 16.

Compliant [ X ] Explain [ ]

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22.

Companies should establish rules obliging Directors to report and, if applicable, resign in the event they are affected by circumstances that, whether or not related to their actions at the company itself, could harm the company’s standing and reputation, and, in particular, to inform the board of Directors of any criminal charges brought against them and the procedural developments thereof.

And, having been informed or having otherwise become aware of any of the situations mentioned in the previous paragraph, the board should examine the situation as promptly as possible and, taking into account the specific circumstances, decide, following a report from the appointments and remuneration committee, whether or not to adopt any measures, such as opening an internal investigation, requesting the resignation of the Director or proposing their removal. This should be reported in the annual corporate governance report, unless special circumstances warrant otherwise, which must be recorded in the minutes. This is without prejudice to the information that the company is required to disseminate, if appropriate, at the time the corresponding measures are adopted.

Compliant [ X ] Partially compliant [ ] Explain [ ]

23.

Directors should express their clear opposition when they feel a proposal submitted to the board of Directors might damage the corporate interest. In particular, independent and other Directors not subject to potential conflicts of interest should strenuously challenge any decision that could harm the interests of shareholders lacking board representation.

When the board of Directors makes significant or repeated decisions with regard to which a Director has expressed serious reservations, the Director should draw the pertinent conclusions and, if they decide to resign, should set out their reasons in the letter referenced in the next recommendation.

This recommendation also applies to the secretary of the board of Directors, even if the secretary is not a Director.

Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ]

24.

When, either due to resignation or following a resolution of the general meeting, a Director leaves their role prior to the end of their term, they should provide sufficient explanation for the resignation or, in the case of non-executive Directors, an opinion on the general meeting’s grounds for removal, in a letter to be sent to all board members.

And, without prejudice to the inclusion of all of the foregoing in the annual corporate governance report, to the extent that it is relevant to investors, the company should make the departure public as soon as possible, including sufficient reference to the reasons or circumstances provided by the Director.

Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ]

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25.	The appointments committee should ensure that non-executive Directors have sufficient time available to fulfil their responsibilities effectively.

The regulations of the board of Directors should establish the maximum number of company boards on which its Directors can serve.

Compliant [ X ] Partially compliant [ ] Explain [ ]

26.

The board of Directors should meet with the necessary frequency to properly perform its functions, eight times a year at a minimum, in accordance with a calendar and agendas set at the start of the financial year to which each Director may propose the addition of initially unscheduled agenda items.

Compliant [ X ] Partially compliant [ ] Explain [ ]

27.	Director absences should be kept to a strict minimum and quantified in the annual corporate governance report. In the event of an absence, Directors should designate a proxy with instructions.

Compliant [ X ] Partially compliant [ ] Explain [ ]

28.

When Directors or the secretary express concerns about a proposal or, in the case of Directors, about the company’s performance, and such concerns are not resolved at the meeting, they should be recorded in the minutes if the person expressing them so requests.

Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ]

29.	The company should establish suitable channels for Directors to obtain the advice they need to carry out their duties, extending if necessary to external advisory services at the company’s expense.

Compliant [ X ] Partially compliant [ ] Explain [ ]

30.	Regardless of the knowledge Directors must possess to carry out their duties, companies should also offer Directors refresher courses when circumstances so advise.

Compliant [ X ] Explain [ ] Not applicable [ ]

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31.

The agendas of board meetings should clearly indicate on which points the board of Directors must arrive at a decision, so that Directors can study or gather together the information they need beforehand.

For reasons of urgency, the chairman may wish to present decisions or resolutions for board approval that were not on the meeting agenda. In such exceptional circumstances, the inclusion thereof will require the express prior consent of a majority of the Directors present, which shall be duly recorded in the minutes.

Compliant [ X ] Partially compliant [ ] Explain [ ]

32.	Directors should be regularly informed of changes in share ownership and of the views of significant shareholders, investors and rating agencies on the company and its group.

Compliant [ X ] Partially compliant [ ] Explain [ ]

33.

The chairman, as the person charged with the efficient functioning of the board of Directors, in addition to performing the duties attributed thereto by law and the company’s bylaws, should prepare and submit to the board a schedule of meeting dates and agendas; organise and coordinate regular evaluations of the board and, where appropriate, the company’s chief executive; exercise leadership of the board and be accountable for its proper functioning; ensure that sufficient time is given to the discussion of strategic issues; and approve and review refresher courses for each Director, when circumstances so advise.

Compliant [ X ] Partially compliant [ ] Explain [ ]

34.

When there is a lead Director, the bylaws or the regulations of the board of Directors, in addition to the powers that correspond to him/her by law, shall grant him/her the following: chairing the board of Directors in the absence of the chairman and vice-chairmen, if any; reflecting the concerns of the non-executive Directors; maintaining contacts with investors and shareholders to ascertain their views in order to form an opinion on their concerns, particularly in relation to the company’s corporate governance; and coordinating the chairman’s succession plan.

Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ]

35.

The secretary of the board of Directors should strive to ensure that the board’s actions and decisions are informed by the governance recommendations in the Good Governance Code that are applicable to the company.

Compliant [ X ] Explain [ ]

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36.	The full board of Directors should conduct an annual evaluation, adopting, where necessary, an action plan to correct weaknesses detected in:

a)	The quality and efficiency of the board’s operation.

b)	The operation and composition of its committees.

c)	The diversity of board composition and skills.

d)	The performance of the chairman of the board of directors and the company’s chief executive.

e)	The performance and contribution of individual directors, with particular attention to the chairs of board committees.

The evaluation of board committees should be based on reports they send the board of directors, while that of the board itself should be based on the report of the appointments committee.

Every three years, the board of Directors should engage an external consultant to aid in the evaluation process, the independence of which should be verified by the appointments committee.

Any business dealings that the consultant or members of its corporate group maintain with the company or members of its corporate group should be detailed in the annual corporate governance report.

The process followed and areas evaluated should be detailed in the annual corporate governance report.

Compliant [ X ] Partially Compliant [ ] Explain [ ]

37.

When there is an executive committee, at least two non-executive Directors should be present thereon, at least one of whom should be independent, and its secretary should be the secretary of the board of Directors.

Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ]

38.	The board of Directors should be kept fully informed of the matters discussed and decisions made by the executive committee, and all board members should receive a copy of the committee’s minutes.

Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ]

39.

When appointing members of the audit committee, and particularly its chair, their knowledge and background in accounting, auditing and both financial and non-financial risk management should be taken into account.

Compliant [ X ] Partially compliant [ ] Explain [ ]

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40.

There should be a unit in charge of the internal audit function, under the supervision of the audit committee, to monitor the effectiveness of information and internal control systems. This unit should report functionally to the board’s non-executive chair or the chair of the audit committee.

Compliant [ X ] Partially compliant [ ] Explain [ ]

41.

The head of the unit tasked with the internal audit function should submit its annual work plan to the audit committee, for approval by the audit committee or the board, directly inform it of its implementation, including potential impact and scope limitations arising during deployment and the results and monitoring of its recommendations and submit an activity report to it at the end of each financial year.

Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ]

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42.	The audit committee should have the following functions over and above those conferred by law:

1.	With respect to information and internal control systems:

a)

Monitor and evaluate the process of preparing and the integrity of financial and non-financial information, as well as the control and management systems for financial and non-financial risks related to the company and, where applicable, the group, including operational, technological, legal, social, environmental, political and reputational or corruption-related issues, reviewing compliance with regulatory requirements, proper delimitation of the consolidation perimeter and proper application of accounting criteria.

b)

Monitor the independence of the unit handling the internal audit function; propose the selection, appointment and dismissal of the head of the internal audit service; propose the service’s budget; approve or propose that the board approve its priorities and annual work plans, ensuring that its activity focuses primarily on significant risks (including reputational risks); receive regular reports on its activities; and verify that senior management is acting on the findings and recommendations of its reports.

c)

Establish and supervise a mechanism that allows employees and other persons related to the company, such as Directors, shareholders, suppliers, contractors and subcontractors, to communicate irregularities of potential importance, including financial and accounting irregularities, or those of any other nature, related to the company that they notice within the company or its group. This mechanism must ensure confidentiality and, in any case, provide for scenarios under which information can be passed on anonymously, safeguarding the rights of the reporting party and the subject of the report.

d)	Generally ensure that established internal control policies and systems are effectively implemented in practice.

2.	With regard to the external auditor:

a)	Investigate the circumstances giving rise to the resignation of the external auditor, should this come about.

b)	Ensure that the remuneration of the external auditor does not compromise its quality or independence.

c)

Ensure that the company communicates any change in the external auditor through the CNMV, accompanied by a statement regarding any disagreements arising with the outgoing auditor and the reasons for the same.

d)	Ensure that the external auditor has a yearly meeting with the full board of directors to inform it of the work undertaken and developments in the company’s risk and accounting positions.

e)

Ensure that the company and the external auditor adhere to current regulations on the provision of non-audit services, limits on the concentration of the auditor’s business and other requirements concerning auditor independence.

Compliant [ ] Partially compliant [ X ] Explain [ ]

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Given that BBVA is a credit institution, and therefore is subject to sectoral regulation, it has a specific Committee of the Board of Directors in the area of risks, the Risk and Compliance Committee, in accordance with the applicable sectoral regulations.

Thus, certain functions included in this recommendation, in particular, in section 1.a) on the supervision of the risk control and management systems; in section 1.c), on the supervision of a mechanism for the communication of irregularities of special significance; and in section 1. d), on the supervision of the application of internal control policies and systems, are attributed, in accordance with the provisions of the Board Regulations, to the Risk and Compliance Committee, composed exclusively of non-executive Board Members, the majority of whom are independent Board Members, as well as its Chair.

Within the framework of BBVA’s Corporate Governance System, this Committee assists the Board in determining and monitoring the control and management policy for all the Group’s risks (financial and non-financial) that do not fall under the responsibility of other Board Committees, and also has other specialized Committees that assist the Board in other control functions, in coordination with the Risk and Compliance Committee, such as those corresponding to internal financial control, which fall under the responsibility of the Audit Committee; those relating to technological risk, which are the responsibility of the Technology and Cybersecurity Committee; and those relating to business and reputational risk, which are the responsibility of the Executive Committee. In addition, the Risk and Compliance Committee assists the Board in the supervision of the information and internal control systems, the Regulation and Internal Control function (which includes, among other units, Compliance) and the implementation of risk and compliance cultures in the Group.

Notwithstanding the above, the Audit Committee receives directly the reports that the internal and external auditors make on their activities related to the control and management of the Group’s financial and non-financial risks, within the framework of their responsibilities and in accordance with the coordination mechanism between Committees provided for in the Board Regulations, for the best performance of their duties

43.	The audit committee should be empowered to meet with any company employee or manager, even requesting that they appear without the presence of another manager.

Compliant [ X ] Partially compliant [ ] Explain [ ]

44.

The audit committee should be informed of any structural or corporate changes the company is planning, so the committee can analyse the transaction and report to the board of Directors beforehand on its economic terms and accounting impact and, in particular and when applicable, the proposed exchange ratio.

Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ]

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45.	The risk control and management policy should identify or determine at least:

a)

The different types of financial and non-financial risks the company is exposed to (including operational, technological, legal, social, environmental, political and reputational risks, including corruption-related risks), with the inclusion under financial or economic risks of contingent liabilities and other off-balance-sheet risks.

b)	A risk control and management model based on different levels, including a specialised risk committee when sector regulations provide for this or the company deems it appropriate.

c)	The level of risk the company sees as acceptable.

d)	The measures in place to mitigate the impact of identified risks, should they materialise.

e)	The information and internal control systems to be used to control and manage the above risks, including contingent liabilities and off-balance-sheet risks.

Compliant [ X ] Partially compliant [ ] Explain [ ]

46.

Companies should establish an internal risk control and management function in the charge of one of the company’s internal departments or units and under the direct supervision of the audit committee or some other dedicated board committee. This function should be expressly charged with the following responsibilities:

a)	Ensure that risk control and management systems are functioning correctly and, specifically, that major risks the company is exposed to are correctly identified, managed and quantified.

b)	Actively participate in the preparation of risk strategies and in key decisions regarding the management thereof.

c)	Ensure that risk control and management systems are mitigating risks effectively within the framework of the policy established by the board of Directors.

Compliant [ X ] Partially compliant [ ] Explain [ ]

47.

Members of the appointments and remuneration committee—or the appointments committee and the remuneration committee, if separately constituted—should have the right balance of knowledge, skills and experience for the duties they are called on to discharge. The majority of such members should be independent Directors.

Compliant [ X ] Partially compliant [ ] Explain [ ]

48.	Large cap companies should have separately constituted appointments and remuneration committees.

Compliant [ X ] Explain [ ] Not applicable [ ]

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49.	The appointments committee should consult with the chairman of the board of Directors and the company’s chief executive, especially on matters relating to executive Directors.

When there are vacancies on the board, any of the Directors may request that the appointments committee consider potential candidates that they might find suitable.

Compliant [ X ] Partially compliant [ ] Explain [ ]

50.	The remuneration committee should operate independently and have the following functions in addition to those conferred by law:

a)	Propose to the board of directors the basic contractual conditions for senior managers.

b)	Monitor compliance with the remuneration policy set by the company.

c)

Periodically review the remuneration policy for Directors and senior managers, including share-based remuneration systems and their application, and ensure that their individual remuneration is proportionate to the amounts paid to other Directors and senior managers in the company.

d)	Ensure that potential conflicts of interest do not undermine the independence of any external advisory services rendered to the committee.

e)	Verify the information on Directors’ and senior managers’ remuneration contained in corporate documents, including the annual report on the remuneration of Directors.

Compliant [ X ] Partially compliant [ ] Explain [ ]

51.	The remuneration committee should consult with the company’s chairman and chief executive, especially on matters relating to executive Directors and senior managers.

Compliant [ X ] Partially compliant [ ] Explain [ ]

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52.

The rules regarding the composition and functioning of supervision and control committees should be set out in the regulations of the board of Directors and aligned with those imposed on committees by law as specified in the preceding recommendations, including that:

a)	Committees should be comprised exclusively of non-executive directors, with a majority of independent directors.

b)	They should be chaired by independent directors.

c)

The board of directors should appoint the members of such committees with regard to the knowledge, skills and experience of the directors on and remits of each committee; deliberate regarding their proposals and reports; and provide reports on their activities and work at the first board plenary following each committee meeting.

d)	They may engage external advisory services when they deem this to be necessary for the discharge of their functions.

e)	Minutes should be taken at all meetings and made available to all Directors.

Compliant [ ] Partially compliant [ X ] Explain [ ] Not applicable [ ]

Partial compliance with this recommendation is indicated given that the Technology and Cybersecurity Committee, which is a Committee of a consultative nature, established on a voluntary basis by the Bank and without executive functions, is composed of 4 non-executive members and chaired by an executive director. This Committee, which does not have the attributes of a supervision and control Committee, since it is of a technical and support nature, has among its competences, regulated in its regulations, powers of information, supervision, advice and proposal within its scope of action, with the purpose of supporting the Board of Directors in the best performance of its functions.

In any case, in financial year 2023, the Technology and Cybersecurity Committee has developed the specific functions of support to the Board in the supervision of technological and cybersecurity risks assigned to it under its regulations in an additional and complementary manner to the supervision of all financial and non-financial risks of the BBVA Group developed by the Risk and Compliance Committee, in support of the Board, which is justified by the specialty and technical nature of technology and cybersecurity issues.

53.

Monitoring of compliance with the policies and regulations of the company in environmental, social and corporate governance matters, as well as with internal codes of conduct, should be assigned to one committee or entrusted to several committees of the board of Directors, which may be the audit committee, the appointments committee, a specialised sustainability or corporate social responsibility committee or another specialised committee that the board of Directors, in furtherance of its powers of self-organisation, may have chosen to create. And such a committee should be composed only of non-executive Directors, the majority being independent and specifically assigned the minimum duties set out in the following recommendation.

Compliant [ X ] Partially compliant [ ] Explain [ ]

To complement Recommendation 53, the oversight of the Bank’s compliance with policies and rules in the area of environmental, social and corporate governance, as well as Internal Codes of Conduct, and other matters referred to in Recommendation 54, is not attributed only to a specialized Committee, but is attributed, in a coordinated manner, to different Committees of the Board of Directors according to their respective areas of specialization and action. More specifically, these competencies are attributed to the Nominating and Corporate Governance, Audit and Risk and Compliance Committees, all of which are composed exclusively of non-executive Directors and the majority of whom are independent Directors. In accordance with the functions attributed to it, the Nominating and Corporate Governance Committee periodically evaluates and reviews BBVA’s corporate governance system; and the Audit Committee supervises the process of preparing and presenting the related financial and non-financial information. For its part, the Risk and Compliance Committee monitors the evolution of all the Group’s financial and non-financial risks, which provides it with a global and complete vision of all risks, including those associated with sustainability (transition and climate change risk) and their integration into the Group’s risk analysis and management, included in the Group’s Risk Appetite Framework, in coordination with the rest of the Committees (through different reports and “cross” composition) to which, due to their specialty, the Board has assigned specific non-financial risk functions. Likewise, the Risk and Compliance Committee, in accordance with the functions attributed to it in its Regulations, is informed of non-compliance with applicable internal and external regulations and also examines the draft codes of ethics and

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conduct and their respective amendments. These functions are integrated into the activities carried out by the Board Committees during the 2023 financial year.

54.	The minimum functions referred to in the above recommendation are as follows:

a)	Monitoring of compliance with corporate governance rules and internal company codes of conduct, ensuring the alignment of the corporate culture with its purpose and values.

b)

Monitoring the implementation of the general policy relating to the communication of economic-financial, non-financial and corporate information as well as communication with shareholders and investors, proxy advisers and other stakeholders. In addition, the way in which the entity communicates and engages with small and medium-sized shareholders will also be monitored.

c)

Periodic evaluation and review of the effectiveness of the company’s corporate governance system and its environmental and social policy with the aim of procuring that they fulfil their mission to promote the corporate interest and take account, as applicable, of the legitimate interests of the remaining stakeholders.

d)	Monitoring the company’s environmental and social practices to ensure their alignment with the established strategy and policy.

e)	Monitoring and evaluating the company’s interactions with its various stakeholder groups.

Compliant [ X ] Partially compliant [ ] Explain [ ]

55.	Environmental and social sustainability policies should identify and include at least:

a)

Principles, commitments, objectives and strategy in relation to shareholders, employees, customers, suppliers, social and environmental matters, diversity, tax liability, respect for human rights and the prevention of corruption and other illegal conduct.

b)	Methods and systems to monitor compliance with policies, associated risks and the management thereof.

c)	Mechanisms for monitoring non-financial risks, including those related to ethics and business conduct.

d)	Channels for stakeholder communication, participation and dialogue.

e)	Responsible communication practices that prevent the manipulation of information and protect honour and integrity.

Compliant [ X ] Partially compliant [ ] Explain [ ]

56.

Director remuneration should be sufficient to attract and retain individuals with the desired profile and compensate the commitment, abilities and responsibility that the post demands, but not so high as to compromise the independent judgement of non-executive directors.

Compliant [ X ] Explain [ ]

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57.

Variable remuneration linked to the company’s and the Director’s performance, the award of shares, options or any other right to acquire shares or instruments tied to the price of shares, and long-term savings schemes such as pension and retirement plans and other social pension systems should be limited to executive Directors.

The company may consider the share-based remuneration of non-executive directors provided they retain such shares until they are no longer serving as directors. The foregoing condition will not apply to any shares that the director must dispose of to satisfy costs related to their acquisition.

Compliant [ X ] Partially compliant [ ] Explain [ ]

58.

In the case of variable remuneration, remuneration policies should include limits and technical safeguards to ensure that such remuneration reflects the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, or circumstances of that kind.

In particular, components of variable remuneration should:

a)	Be tied to predetermined and measurable performance criteria that factor in the risk assumed to obtain a given outcome.

b)

Promote the sustainability of the company and include non-financial criteria that are suited to the long-term creation of value, such as compliance with the company’s internal rules and procedures and its risk control and management policies.

c)

Be structured around achieving a balance between the fulfilment of short, medium and long-term objectives, such that performance-related pay rewards on-going achievement over a sufficient period of time to appreciate its contribution to the long-term creation of value and to ensure that performance is not measured based solely on one-off, occasional or extraordinary events.

Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ]

59.

The payment of variable remuneration components should be subject to sufficient verification that performance-related or other previously established conditions have been effectively fulfilled. The criteria in relation to the required timing and methods of such verification must be provided by the bodies in the annual report on the remuneration of directors, according to the nature and characteristics of each variable component.

In addition, entities must evaluate whether to establish a reduction (‘malus’) arrangement based on the deferral, for a sufficient period, of the payment of a part of the variable components that entails the total or partial loss thereof in the event this is deemed advisable due to an event occurring prior to the time of payment.

Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ]

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60.	Remuneration tied to company results should take into account any qualifications stated in the external auditor’s report that reduce such results.

Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ]

61.	A significant percentage of executive directors’ variable remuneration should be tied to the award of shares or financial instruments whose value is linked to the share price.

Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ]

62.

Once the shares, options or financial instruments corresponding to the remuneration systems have been allocated, the executive directors may not transfer their ownership of or exercise them until a period of at least three years has elapsed.

An exception to the above is made in the event that the director has, at the time of transfer or exercise, a net economic exposure to the change in the price of shares for a market value equal to at least twice their annual fixed remuneration through the ownership of shares, options or other financial instruments.

The foregoing shall not apply to any shares that the Director needs to dispose of in order to cover the costs associated with the acquisition thereof or, subject to the approval of the appointments and remuneration committee, in the event of extraordinary situations that so require.

Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ]

63.

Contractual arrangements should include provisions that permit the company to request the reimbursement of variable remuneration components when the payment thereof was not in line with the conditions applicable to the director’s performance or was based on data subsequently found to be incorrect.

Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ]

64.

Resolution or termination payments should not exceed an amount equal to two years of the Director’s total annual remuneration and should not be paid until the company confirms that the Director has met the predetermined performance criteria or conditions established for the receipt thereof.

For purposes of this recommendation, contractual resolution or termination payments shall include any credits whose accrual or payment obligation arises upon or as a consequence of the termination of the contractual relationship linking the Director with the company, including unvested amounts in long-term savings systems and amounts awarded in connection with post-contractual non-compete agreements.

Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ]

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As a complement to Recommendation 64, it should be noted that, in accordance with the provisions of the BBVA Directors’ Remuneration Policy, approved by the Ordinary General Shareholders’ Meeting of 2023, the Bank has no commitments to pay indemnities to executive Directors.

As detailed in the aforementioned Remuneration Policy, the contractual framework defined for executive Directors establishes a post-contractual non-competition clause, for a period of two years following their termination as executive Directors of BBVA, provided that the termination is not due to their retirement, disability or serious breach of their duties. In compensation for this agreement, the executive Directors will receive from the Bank a remuneration for a total amount equivalent to a fixed annual remuneration for each year of duration, which will be paid on a monthly basis during the two years of duration of the non-competition agreement.

On the other hand, as described in section 8 above, the Bank has assumed pension Commitments with the Chair to cover the contingencies of retirement, death and disability, the conditions of which are detailed in the BBVA Directors’ Remuneration Policy. In the case of the commitment to cover the retirement contingency, it is a defined contribution system, for which the annual contributions to be made are fixed in advance. By virtue of this commitment, the Chair is entitled to receive a retirement benefit, when he reaches the legally established age, which will be the result of the sum of the contributions made by the Bank and their corresponding yields up to that date, provided that he is not terminated due to a serious breach of his duties. There is no provision for the possibility of receiving an early retirement pension.

Indicate whether any directors voted against or abstained from voting on the approval of this report.

[ ]	Yes

[ √ ]	No

I declare that the data included in this statistical annex coincide and are consistent with the descriptions and data included in the annual corporate governance report published by the company.

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BBVA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 9, 2024	By: /s/ Domingo Armengol Calvo

Name: Domingo Armengol Calvo

Title: Corporate Secretary and Secretary of the Board of Directors